                                                                    Exhibit 99.2

                                                               EXECUTION VERSION


              DEVELOPMENT, COMMERCIALIZATION AND LICENSE AGREEMENT


                                     BETWEEN


                              AETERNA ZENTARIS GMBH

                                       AND

                            SANOFI-AVENTIS U.S. LLC,


                                      DATED

                                  MARCH 5, 2009

                                TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS.................................................................1

ARTICLE 2............................................................................13
    2.1   Grants to Licensee.........................................................14
    2.2   Grants to Licensor.........................................................14
    2.3   Trademark License Agreement................................................14
    2.4   Distributors...............................................................14
    2.5   Sublicenses................................................................14
    2.6   Use of Corporate Names.....................................................16
    2.7   No Implied Rights; Reservation of Rights...................................16
    2.8   Non-Compete................................................................16
    2.9   Transfer of Licensed Know-How..............................................17

ARTICLE 3 GOVERNANCE.................................................................17
    3.1   General....................................................................17
    3.2   Joint Development Committee................................................17
    3.3   Joint Commercial Committee.................................................18
    3.4   General Provisions.........................................................18

ARTICLE 4 DEVELOPMENT................................................................20
    4.1   Development Plan...........................................................20
    4.2   Amendments to the Development Plan.........................................21
    4.3   Diligence, Compliance and Assistance.......................................21
    4.4   Budget.....................................................................21
    4.5   Development Outside the Territory/Outside the Field........................22
    4.6   Reporting..................................................................22

ARTICLE 5 REGULATORY MATTERS.........................................................22
    5.1   Responsibility for Regulatory Matters......................................23
    5.2   Data.......................................................................23
    5.3   DDMAC......................................................................23
    5.4   Submissions................................................................23
    5.5   Communications and Meetings................................................24
    5.6   Records....................................................................25

ARTICLE 6 COMMERCIALIZATION..........................................................26
    6.1   General....................................................................26
    6.2   Studies....................................................................26
    6.3   Commercialization Plan.....................................................26
    6.4   Statements and Compliance with Applicable Law..............................27
    6.5   Sales and Distribution.....................................................27
    6.6   Product Trademarks and Markings............................................27
    6.7   Records and Reporting......................................................27
    6.8   Co-Promotion Option........................................................28
    6.9   Delegation of Certain Commercialization Obligations........................29

ARTICLE 7 MANUFACTURE AND SUPPLY.....................................................29
    7.1   Manufacture of Licensed Products...........................................29
    7.2   Secondary Packaging and Labeling...........................................30

    7.3   Manufacturing Technology Transfer..........................................30
    7.4   Waiver of Domestic Manufacture Obligation..................................30

ARTICLE 8 CONSIDERATION..............................................................30
    8.1   Payments to Licensor.......................................................31
    8.2   Royalties..................................................................31
    8.3   Combination Products.......................................................34
    8.4   Other Income from Sublicensees.............................................35
    8.5   Payment of Development Expenses............................................35
    8.6   Recovery of Amounts Paid to Tulane.........................................36
    8.7   Mode of Payment............................................................36
    8.8   Currency...................................................................36
    8.9   Taxes......................................................................36
    8.10  Interest on Late Payments..................................................37
    8.11  Financial Records..........................................................37
    8.12  Audit......................................................................37
    8.13  Reconciliation.............................................................37
    8.14  Confidentiality............................................................38

ARTICLE 9 INTELLECTUAL PROPERTY......................................................38
    9.1   Ownership of Intellectual Property.........................................38
    9.2   Maintenance and Prosecution of Patents.....................................40
    9.3   Enforcement of Patents.....................................................43
    9.4   Infringement Claims by Third Parties.......................................45
    9.5   Invalidity or Unenforceability Defenses or Actions.........................46

ARTICLE 10 ADVERSE EVENT REPORTING; RECALL...........................................48
    10.1  Adverse Event Reporting....................................................48
    10.2  Pharmacovigilance..........................................................49
    10.3  Recall.....................................................................49

ARTICLE 11 CONFIDENTIALITY AND NON-DISCLOSURE........................................49
    11.1  Licensed Know-How..........................................................49
    11.2  General Confidentiality Obligations........................................50
    11.3  Permitted Disclosures......................................................51
    11.4  Use of Name................................................................52
    11.5  Press Releases and Public Filings..........................................52
    11.6  Patient Information........................................................52
    11.7  Publications...............................................................53

ARTICLE 12 REPRESENTATIONS, WARRANTIES AND COVENANTS.................................53
    12.1  Representations, Warranties and Covenants..................................53
    12.2  Additional Representations, Warranties and Covenants of Licensee...........54
    12.3  Additional Representations, Warranties and Covenants of Licensor...........55
    12.4  DISCLAIMER OF WARRANTY.....................................................57

ARTICLE 13 INDEMNITY.................................................................57
    13.1  Indemnification of Licensor................................................57
    13.2  Indemnification of Licensee................................................58
    13.3  Notice of Claim............................................................58
    13.4  Control of Defense.........................................................58
    13.5  Limitation on Damages and Liability........................................60
    13.6  Insurance..................................................................60

ARTICLE 14 TERM AND TERMINATION......................................................60
    14.1  Term.......................................................................61
    14.2  Termination of this Agreement in its Entirety for Material Breach..........61
    14.3  Certain Licensee Termination Rights........................................61
    14.4  Termination for Failure to Supply..........................................62
    14.5  Termination Upon Insolvency................................................62
    14.6  Rights in Bankruptcy.......................................................62
    14.7  Consequences of Termination................................................63
    14.8  Accrued Rights; Surviving Obligations......................................65

ARTICLE 15 MISCELLANEOUS.............................................................67
    15.1  Force Majeure..............................................................67
    15.2  Export Control.............................................................67
    15.3  Assignment.................................................................67
    15.4  Severability...............................................................68
    15.5  Governing Law, Jurisdiction, Venue and Service.............................69
    15.6  Dispute Resolution.........................................................69
    15.7  Notices....................................................................70
    15.8  Entire Agreement...........................................................71
    15.9  English Language...........................................................71
    15.10 Equitable Relief...........................................................71
    15.11 Waiver and Non-Exclusion of Remedies.......................................72
    15.12 No Benefit to Third Parties................................................72
    15.13 Further Assurance..........................................................72
    15.14 Relationship of the Parties................................................72
    15.15 Counterparts...............................................................72
    15.16 References.................................................................72
    15.17 Construction...............................................................73

                                LIST OF SCHEDULES

Schedule 1.5            Cetrorelix Pamoate
Schedule 1.77           Licensed Know-How
Schedule 1.78           Licensed Patents
Schedule 1.125          Cetrorelix Acetate
Schedule 1.128          Target Product Profile
Schedule 3.4.1(a)       Initial Joint Development Committee Members
Schedule 3.4.1(b)       Initial Joint Commercial Committee Members
Schedule 4.1            Initial Development Plan
Schedule 4.4            Development Budget for Open Label Extension Study
Schedule 6.3            Initial Commercialization Plan and Form of Commercialization Plan
Schedule 6.7            Form of Commercialization Report
Schedule 7.1.2          Commercial Supply Agreement Terms
Schedule 7.3            Manufacturing Licensed Know-How
Schedule 8.2.2          Example of Step-Down Provisions
Schedule 8.3            Example of Combination Product Calculation
Schedule 9.2.1          Shared Cost Patents
Schedule 12.3           Exception to Representations and Warranties
Schedule 15.3.3         Licensor's Designees

              DEVELOPMENT, COMMERCIALIZATION AND LICENSE AGREEMENT

This Development, Commercialization and License Agreement (the "AGREEMENT") is made and entered into as of March 5, 2009 (the "EXECUTION DATE") by and between AEterna Zentaris GmbH, a limited liability company, having its place of business at Weismullerstrasse 50, 60314 Frankfurt am Main, Germany ("LICENSOR"); and sanofi-aventis U.S. LLC, a Delaware limited liability company, having a place of business at 55 Corporate Drive, Bridgewater, New Jersey 08807 ("LICENSEE"). Licensor and Licensee are sometimes referred to herein individually as a "PARTY" and collectively as the "PARTIES."

                                    RECITALS

            WHEREAS, Licensor has rights with respect to Licensed Products (as defined below) and has commenced Phase IIIA Clinical Studies (as defined below) for the use of the same for the treatment of benign prostatic hyperplasia;

            WHEREAS, Licensee and its Affiliates have specialized experience in, among other things, the development and commercialization of pharmaceutical compounds in the urology field; and

            WHEREAS, Licensor desires to grant a license to Licensee, and Licensee desires to obtain a license, to commercialize Licensed Products (as defined below) in the Field (as defined below) in the Territory (as defined below) in accordance with the terms and conditions set forth below.

            NOW, THEREFORE, in consideration of the foregoing premises, the mutual promises and covenants of the Parties contained therein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

                                    ARTICLE 1
                                   DEFINITIONS

            Unless otherwise specifically provided herein, the following terms shall have the following meanings:

     1.1.   "ADVERSE EVENT" or "AE" shall have the meaning set forth in
Section 10.1.

     1.2. "AFFILIATE" shall mean, with respect to a Party, any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Party. For purposes of this definition, "control" and, with correlative meanings, the terms "controlled by" and "under common control with" shall mean (a) the possession, directly or indirectly, of the power to direct the management or policies of a business entity, whether through the ownership of voting securities, by contract relating to voting rights or corporate governance, or otherwise, or (b) the ownership, directly or indirectly, of more than fifty percent (50%) of the voting securities or other ownership interest of a business entity (or, with respect to a limited partnership or other similar entity, its general partner or controlling entity).

     1.3.   "AGREEMENT" shall have the meaning set forth in the preamble hereto.

     1.4.   "ANDA ACT" shall have the meaning set forth in Section 9.3.3.

     1.5.   "API" shall mean the compound cetrorelix pamoate described in
SCHEDULE 1.5 hereto.

     1.6. "APPLICABLE LAW" shall mean applicable laws, rules and regulations, including any rules, regulations, guidelines, guidance or other requirements of Regulatory Authorities in the Territory, that may be in effect from time to time.

     1.7. "A RATED" shall mean, "therapeutically equivalent" as evaluated by the FDA, applying the definition of "therapeutically equivalent" set forth in the preface to the then-current edition of the FDA publication "Approved Drug Products With Therapeutic Equivalence Evaluations."

     1.8.   "AUDITOR" shall have the meaning set forth in Section 8.12.

     1.9. "BENCHMARK CALENDAR QUARTER" shall mean the Calendar Quarter of the Calendar Year immediately prior to the Calendar Year in which Generic Launch occurs that corresponds to the Calendar Quarter in which Generic Launch occurs (e.g., if Generic Launch occurs in Q1 of a given Calendar Year, the Benchmark Calendar Quarter shall be Q1 of the immediately preceding Calendar Year).

     1.10. "BPH" shall mean the treatment of the signs and symptoms of benign prostatic hyperplasia in humans.

     1.11.  "BREACHING PARTY" shall have the meaning set forth in Section 14.2.

     1.12. "BUSINESS DAY" shall mean a day other than a Saturday or Sunday on which banking institutions in New York, New York and Frankfurt, Germany are open for business.

     1.13. "CALENDAR QUARTER" shall mean each successive period of three (3) calendar months commencing on each of January 1, April 1, July 1 and October 1.

     1.14. "CALENDAR YEAR" shall mean each successive period of twelve (12) calendar months commencing on January 1 and ending on December 31.

     1.15.  "CHANGE OF CONTROL" shall mean:

                   (a) the bona fide acquisition by any Person or group (within the meaning of Sections 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934) of beneficial ownership of any capital stock of the Parent or Licensor, if after such acquisition, such Person or group would be the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of securities of the Parent or Licensor representing more than fifty percent (50%) of the combined voting power of the Parent's or Licensor's then outstanding securities entitled to vote generally in the election of directors;

                   (b) the consummation after approval by the Parent's or Licensor's stockholders of a bona fide merger or consolidation of the Parent or Licensor, with any other Person, other than a merger or consolidation which would result in the Parent's or Licensor's voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the combined voting power of the Parent's or Licensor's voting securities or such surviving entity's voting securities outstanding immediately after such merger or consolidation; or

                   (c) the bona fide sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Parent or any of its subsidiaries of all or substantially all the assets of (i) the Parent and its subsidiaries taken as a whole or (ii) Licensor, except in the case of both (i) and (ii) if such sale, lease, transfer, exclusive license or other disposition is to a majority owned (direct or indirect) subsidiary of the Parent.

     1.16.  "CHANGE OF CONTROL NOTICE" shall have the meaning set forth in
Section 14.3.3.

     1.17. "CHANGE OF CONTROL TERMINATION NOTICE" shall have the meaning set forth in Section 14.3.3.

     1.18. "CLINICAL DATA" shall mean all Information with respect to a Licensed Product made, collected or otherwise generated under or in connection with the Clinical Studies, Phase IIIB Clinical Studies, Phase IV Clinical Studies or Post-Approval Commitments that are clinical studies, each for a Licensed Product, including any data, reports and results with respect thereto.

     1.19. "CLINICAL STUDIES" shall mean (a) Phase I Clinical Studies, Phase II Clinical Studies, Phase IIIA Clinical Studies and such other tests and studies in human subjects that are required by Applicable Law, or otherwise required by the FDA to obtain or maintain NDA Approvals in the Field in the Territory and
(b) the Open Label Extension Study, but, in each case, excluding any Phase IIIB Clinical Studies, Phase IV Clinical Studies or Post-Approval Commitments.

     1.20.  "CLINICAL SUPPLY AGREEMENT" shall have the meaning set forth in
Section 7.1.1.

     1.21. "COMBINATION PRODUCTS" means products in forms suitable for human applications that contain API as an active ingredient together with one or more other active ingredients that are sold either as a fixed dose or as separate doses in a single package.

     1.22. "COMMERCIALIZATION" shall mean, with respect to a Licensed Product, any and all activities (whether before or after NDA Approval) directed to the marketing, detailing, promotion and sale of such Licensed Product after NDA Approval for commercial sale has been obtained, and shall include (a) Phase IIIB Clinical Studies, Phase IV Clinical Studies and any Post-Approval Commitments,
(b) marketing, promoting, detailing, and marketing research, (c) finishing, packaging, labeling, shipping and holding (in each case, other than by Licensor), (d) distributing, offering to commercially sell and commercially selling such Licensed Product, (e) importing, exporting or transporting such Licensed Product for commercial sale (in each case, other than by Licensor) and
(f) regulatory affairs with respect to any of the foregoing. When used as a verb, "Commercializing" means to engage in Commercialization and "Commercialize" and "Commercialized" shall have a corresponding meanings.

     1.23.  "COMMERCIALIZATION PLAN" shall have the meaning set forth in
Section 6.3.

     1.24. "COMMERCIALLY REASONABLE EFFORTS" shall mean, with respect to the efforts to be expended by a Party with respect to the objective that is the subject of such efforts, reasonable, good faith efforts and resources to accomplish such objective that such Party would normally use to accomplish a similar objective under similar circumstances, it being understood and agreed that, with respect to Exploitation of a Licensed Product by Licensee, such efforts shall be similar to those efforts and resources consistent with the usual practice of Licensee in pursuing the development or commercialization of pharmaceutical products owned by it or to which it otherwise has rights that are of similar market potential as such Licensed Product, taking in to account its safety and efficacy, its cost to develop, the competitiveness of alternative products and the nature and extent of market exclusivity (including Patent coverage and regulatory exclusivity), the likelihood of obtaining Regulatory Approval, including the expected or actual Product Labeling, its expected or actual pricing, reimbursement and formulary status, its expected or actual profitability, including the amounts of marketing and promotional expenditures with respect to such Licensed Product, the likelihood, timing or existence of Generic Versions and all other relevant factors with respect to such market.

     1.25.  "COMMERCIAL SUPPLY AGREEMENT" shall have the meaning set forth in
Section 7.1.2(a).

     1.26.  "COMMITTEE" shall have the meaning set forth in Section 3.4.

     1.27.  "COMPLAINING PARTY" shall have the meaning set forth in
Section 14.2.

     1.28.  "CONFIDENTIAL INFORMATION" shall have the meaning set forth in
Section 11.2.

     1.29. "CONTROL" shall mean, with respect to any item of Information, Regulatory Documentation, Patent, Trademark or other intellectual property right, possession of the right, whether directly or indirectly, and whether by ownership, license or otherwise (other than by operation of the license and other grants in Sections 2.1 and 2.2) to assign or grant a license, sublicense or other right to or under such Information, Regulatory Documentation, Patent, Trademark or other intellectual property right as provided for herein without violating the terms of any agreement or other arrangement with any Third Party.

     1.30. "CO-PROMOTION" shall mean the joint Promotion of a Licensed Product in the Field in the Territory by both Parties or their respective Affiliates under the same Licensed Trademark(s). When used as a verb, "Co-Promote" shall mean to engage in such Co-Promotion.

     1.31.  "CO-PROMOTION AGREEMENT" shall have the meaning set forth in
Section 6.8.1(b).

     1.32.  "CO-PROMOTION OPTION" shall have the meaning set forth in
Section 6.8.1.

     1.33. "CORPORATE NAMES" shall mean the Trademark AEterna Zentaris, Licensor's and its Affiliates' corporate logos, and such other company names and logos as Licensor or its Affiliates may designate in writing from time to time.

     1.34.  "CREATE ACT" shall have the meaning set forth in Section 9.2.4.

     1.35.  "CSO" shall have the meaning set forth in Section 6.8.

     1.36. "DDMAC" shall mean the FDA Division of Drug Marketing, Advertising, and Communications.

     1.37. "DEVELOPMENT" shall mean, with respect to a Licensed Product, all activities that are reasonably required to obtain NDA Approval, including without limitation research, preclinical and other non-clinical testing, test method development and stability testing, toxicology, formulation, process development, manufacturing scale-up, qualification and validation, quality assurance/quality control, Clinical Studies (but not, for clarity, Phase IIIB Clinical Studies, Phase IV Clinical Studies or any Post-Approval Commitments), including Manufacturing in support thereof, statistical analysis and report writing, the preparation and submission of the NDA, regulatory affairs with respect to the foregoing and all other activities necessary or reasonably useful or otherwise requested or required by the FDA as a condition or in support of obtaining NDA Approval. When used as a verb, "Develop" shall mean to engage in Development.

     1.38.  "DEVELOPMENT BUDGET" shall have the meaning set forth in
Section 4.4.

     1.39.  "DEVELOPMENT COSTS" shall have the meaning set forth in Section 4.4.

     1.40.  "DEVELOPMENT PLAN" shall have the meaning set forth in Section 4.1.

     1.41. "DISCRETIONARY DEVELOPMENT AMENDMENT" shall have the meaning set forth in Section 4.2.

     1.42. "DISCRETIONARY DEVELOPMENT BUDGET" shall have the meaning set forth in Section 4.4.

     1.43.  "DISPUTE" shall have the meaning set forth in Section 15.6.1.

     1.44.  "DISTRIBUTOR" shall have the meaning set forth in Section 2.4.

     1.45.  "DOLLARS" or "$" shall mean United States Dollars.

     1.46. "DRUG MASTER FILE" shall mean any drug master files submitted to the FDA with respect to a Licensed Product for use in the Field.

     1.47. "EFFECTIVE ROYALTY RATE" shall mean, with respect to a given Calendar Quarter, the rate equal to (a) the total royalties due in such Calendar Quarter under Section 8.2.1 (without regard to any reductions to which Licensee may be entitled under Section 8.2.2 or otherwise under this Agreement) for all Licensed Products in such Calendar Quarter divided by (b) the total Net Sales attributable to all Licensed Products in such Calendar Quarter.

     1.48. "EXECUTION DATE" shall have the meaning set forth in the preamble hereto.

     1.49. "EXECUTIVES" shall mean, with respect to Licensor, any of its Managing Directors, and with respect to Licensee, its Vice President, General Therapeutics or an equivalent executive.

     1.50.  "EX-FIELD/TERRITORY STUDY" shall have the meaning set forth in
Section 4.5.

     1.51. "EXISTING LICENSED PRODUCT" shall mean the Licensed Product(s) contemplated by IND # [REDACTED], as amended, which Licensed Product(s) are formulated, composed and administered under a dosing regimen consistent with such IND and which are undergoing Phase IIIA Clinical Studies as of the Execution Date.

     1.52. "EXPLOIT" shall mean to make, have made, import, use, sell or offer for sale, including to Develop, Commercialize, Manufacture and have Manufactured Licensed Product. "Exploitation" shall mean the act of Exploiting Licensed Products.

     1.53. "FDA" shall mean the United States Food and Drug Administration and any successor agency thereto.

     1.54. "FFDCA" shall mean the United States Food, Drug, and Cosmetic Act, as amended from time to time.

     1.55. "FIELD" shall mean the treatment, prevention, diagnosis, control, or prevention of progression in humans of (a) BPH, (b) prostatitis and (c) lower urinary tract symptoms in males.

     1.56. "FIRST COMMERCIAL SALE" shall mean the first sale by Licensee or its Affiliates of a Licensed Product in the Territory for use in the Field after NDA Approval of such Licensed Product has been obtained in the Territory.

     1.57.  "GENERIC LAUNCH" shall have the meaning set forth in
Section 8.2.2(b).

     1.58. "GENERIC VERSION" shall mean a product that (a) contains API as the active ingredient, (b) has been approved for sale in the Territory for use in the Field pursuant to Section 505(b)(2) or Section 505(j) of the FFDCA (21 U.S.C. 355(b)(2) and 21 U.S.C 355(j), respectively), as amended, and (c) is A Rated with respect to a Licensed Product.

     1.59. "GOOD CLINICAL PRACTICE" or "GCP" shall mean the current good clinical practices relating to the conduct of clinical investigations, the use of investigational drugs in humans, including supranational, national and local legislation, regulations and official guidance (including the International Conference on Harmonization Guideline for Good Clinical Practice (E6)) applicable from time to time to the Development of Licensed Products pursuant to Applicable Law.

     1.60. "IFRS" shall mean International Financial Reporting Standards, consistently applied.

     1.61. "IND" shall mean an investigational new drug application, as such term is defined in the FFDCA and the regulations promulgated thereunder.

     1.62.  "INDEMNIFICATION CLAIM NOTICE" shall have the meaning set forth in
Section 13.3.

     1.63.  "INDEMNIFIED PARTY" shall have the meaning set forth in
Section 13.3.

     1.64. "INFORMATION" shall mean all technical, scientific and other know-how and information, inventions, discoveries, trade secrets, knowledge, technology, means, methods, processes, practices, formulae, instructions, skills, techniques, procedures, experiences, expressed ideas, technical assistance, designs, drawings, assembly procedures, computer programs, apparatuses, specifications, data, results, materials (including biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical), pre-clinical, clinical, safety, manufacturing and quality control data and information (including study designs and protocols) and assays and biological methodology, in each case, whether or not confidential, proprietary or patentable and in written, electronic or any other form now known or hereafter developed.

     1.65.  "INITIAL APPROVAL" shall have the meaning set forth in Section 4.1.

     1.66.  "IN-LICENSE AGREEMENTS" shall have the meaning set forth in
Section 12.3.5.

     1.67. "INVOICED SALES" shall have the meaning set forth in the definition of "Net Sales."

     1.68. "JOINT COMMERCIAL COMMITTEE" or "JCC" shall have the meaning set forth in Section 3.1.

     1.69. "JOINT DEVELOPMENT COMMITTEE" or "JDC" shall have the meaning set forth in Section 3.1.

     1.70. "JOINT INTELLECTUAL PROPERTY RIGHTS" shall have the meaning set forth in Section 9.1.3.

     1.71.  "JOINT KNOW-HOW" shall have the meaning set forth in Section 9.1.3.

     1.72.  "JOINT PATENTS" shall have the meaning set forth in Section 9.1.3.

     1.73. "KNOWLEDGE" shall mean, with respect to Licensor, the actual knowledge of [REDACTED] [Exclusion of confidential information relating to identity of certain of Licensor's employees].

     1.74. "LEGAL MATTER" shall mean any dispute regarding the rights or obligations of a Party that arise out of or relate to the existence, negotiation, validity, formation, interpretation, breach, performance or application of this Agreement.

     1.75. "LETTER AGREEMENT" shall mean that certain letter agreement, dated February 26, 2009, by and between Licensor and Tulane.

     1.76.  "LH-RH" shall mean luteinizing hormone-releasing hormone.

     1.77.  "LICENSED KNOW-HOW" shall mean all Information (including Clinical
Data) that Licensor and its Affiliates own or Control as of the Execution Date or during the Term that is not generally known and is necessary or reasonably useful for the Exploitation of Licensed Products in the Field, but excluding any Information to the extent covered or claimed by any Licensed Patent or Joint Patent or constituting any Joint Know-How; PROVIDED, HOWEVER, that in the event that a Third Party becomes an Affiliate of the Licensor after the Execution Date due to a merger or acquisition transaction (a "SUBSEQUENT AFFILIATE"), Information owned or Controlled by such Third Party prior to the date on which such Person became an Affiliate of Licensor shall not be deemed "Licensed Know-How." The Licensed Know-How existing in written form as of the Execution Date is attached hereto as SCHEDULE 1.77.

     1.78. "LICENSED PATENTS" shall mean all of the Patents that Licensor and its Affiliates own or Control as of the Execution Date that relate to Licensed Products, including those Patents listed on SCHEDULE 1.78, or during the Term that (a) are necessary or reasonably useful for the Exploitation of Licensed Products in the Field or (b) claim or cover a Licensed Product, Licensed Know-How, or Exploitation in the Field of any of the foregoing, but excluding any Joint Patents; PROVIDED, HOWEVER, that Patents owned or Controlled by any Subsequent Affiliate prior to the date on which such Person became an Affiliate of Licensor shall not be deemed "Licensed Patents."

     1.79. "LICENSED PRODUCTS" shall mean the Products and the Combination Products.

     1.80. "LICENSED TRADEMARK(S)" shall mean the Trademark(s) for Licensed Products that are licensed by Licensor to Licensee pursuant to the Trademark License Agreement.

     1.81.  "LICENSEE" shall have the meaning set forth in the preamble hereto.

     1.82.  "LICENSEE KNOW-HOW" shall mean all Information that is
(a) Controlled by Licensee or any of its Affiliates only after the Execution Date, (b) not generally known, (c) developed or acquired by or licensed to Licensee or any of its Affiliates under or in connection with this Agreement and
(d) necessary or reasonably useful for the Exploitation of Licensed Products, but excluding any Information solely to the extent covered or claimed by any Licensee Patent or Joint Patent or constituting any Joint Know-How.

     1.83. "LICENSEE PATENTS" shall mean all Patents (a) arising under the Clinical Studies, Phase IIIB Clinical Studies, Phase IV Clinical Studies or Post-Approval Commitments performed solely by or on behalf of Licensee pursuant to this Agreement, (b) that are Controlled by Licensee and any of its Affiliates only after the Execution Date, and (c) that are necessary or reasonably useful for the Exploitation of Licensed Products, but solely to the extent that such Patents claim or cover a Licensed Product, Licensee Know-How, or Exploitation of any of the foregoing, but excluding any Joint Patents.

     1.84.  "LICENSOR" shall have the meaning set forth in the preamble hereto.

     1.85.  "LOSSES" shall have the meaning set forth in Section 13.1.

     1.86. "MANDATORY DEVELOPMENT AMENDMENT" shall have the meaning set forth in Section 4.2.

     1.87.  "MANDATORY DEVELOPMENT BUDGET" shall have the meaning set forth in
Section 4.4.

     1.88. "MANUFACTURE" and "MANUFACTURING" shall mean all activities related to the production, manufacture, processing, filling, finishing, packaging, labeling, shipping and holding of a Licensed Product or any intermediate thereof, including process development, process qualification and validation, scale-up, pre-clinical, clinical and commercial manufacture and analytic development, product characterization, stability testing, quality assurance and quality control.

     1.89.  "MANUFACTURING CLAIM" shall have the meaning set forth in
Section 1.142.

     1.90.  "MARKINGS" shall have the meaning set forth in Section 6.6.

     1.91. "NDA" shall mean a new drug application, as such term is defined in the FFDCA and the regulations promulgated thereunder.

     1.92. "NDA APPROVAL" shall mean, with respect to a Licensed Product for a given indication in the Field in the Territory, approval of the NDA.

     1.93.  "NECESSARY IP" shall have the meaning set forth in Section 9.5.4(a).

     1.94. "NET SALES" shall mean, for any period, the gross amount invoiced by Licensee or any of its respective Affiliates, or any of its Sublicensees, for the sale of Licensed Products in the Field in the Territory (the "INVOICED SALES") to Third Parties (other than Sublicensees), less deductions for: (a) normal and customary trade, quantity and cash discounts and sales returns and allowances, including those granted on account of price adjustments, billing errors, rejected goods, damaged goods and returns, and chargebacks; (b) freight, postage, shipping and insurance expenses to the extent that such items are included in the gross amount invoiced; (c) customs and excise duties and other duties related to the sales, to the extent that such items are included in the gross amount invoiced; and (d) rebates and similar payments made with respect to sales paid for by any governmental or regulatory authority such as, by way of illustration and not in limitation of the Parties' rights hereunder, federal or state Medicaid, Medicare or similar state program or equivalent foreign governmental program. Any of the deductions listed above that involves a payment by Licensee or any of its Affiliates or Sublicensees shall be taken as a deduction in the Calendar Quarter in which the payment is accrued by such entity. For purposes of determining Net Sales, a Licensed Product shall be deemed to be sold when invoiced and a "sale" shall not include transfers or dispositions of such Licensed Product for pre-clinical or clinical purposes or as samples, in each case, without charge.

For clarity, the transfer by Licensee or any of its Affiliates or Sublicensees of Licensed Product to Licensee or any of its Affiliates or Sublicensees shall not result in any Net Sales.

     1.95. "NOTICE OF INTEREST IN CO-PROMOTION" shall have the meaning set forth in Section 6.8.1(a).

     1.96.  "NOTICE PERIOD" shall have the meaning set forth in Section 14.2.

     1.97.  "OPEN LABEL BUDGET" shall have the meaning set forth in Section 4.4.

     1.98. "OPEN LABEL EXTENSION STUDY" shall mean the open label extension portion (to the extent relating to North America) of that certain Phase IIIA Clinical Study titled "Cetrorelix pamoate intermittent IM dosage regimens in patients with symptomatic BPH: a 1 year placebo-controlled efficacy study and long-term safety assessment," identified by Protocol No. Z033.

     1.99. "PARENT" shall mean Aeterna Zentaris Inc., a Canadian corporation and parent of Licensor with principal offices at Parc-Technologique Blvd., Quebec City, Quebec, G1P 4P5 Canada.

     1.100. "PARTY" and "PARTIES" shall have the meaning set forth in the preamble hereto.

     1.101. "PATENTS" shall mean (a) all national, regional and international patents and patent applications, including provisional patent applications,
(b) all patent applications filed either from such patents, patent applications or provisional applications or from an application claiming priority from either of these, including divisionals, continuations, continuations-in-part, provisionals, converted provisionals and requests for continued examinations,
(c) any and all patents that have issued or in the future issue from the foregoing patent applications ((a) and (b)), including utility models, petty patents and design patents and certificates of invention, (d) any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions (including any supplementary protection certificates and the like) of the foregoing patents or patent applications ((a), (b) and (c)) and (e) any similar rights, including so-called pipeline protection or any importation, revalidation, confirmation or introduction patent or registration patent or patent of additions to any of such foregoing patent applications and patents.

     1.102. "PAYMENTS" shall have the meaning set forth in Section 8.9.

     1.103. "PERSON" shall mean an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other similar entity or organization, including a government or political subdivision, department or agency of a government.

     1.104. "PHARMACOVIGILANCE AGREEMENT" shall have the meaning set forth in
Section 10.2.

     1.105. "PHASE I CLINICAL STUDY" shall mean a human clinical trial of a Licensed Product, the principal purpose of which is a preliminary determination of safety in healthy individuals or patients, or similar clinical study prescribed by the FDA, including the trials referred to in 21 C.F.R. Section 312.21(a), as amended.

     1.106. "PHASE II CLINICAL STUDY" shall mean a human clinical trial of a Licensed Product, the principal purpose of which is a determination of safety and efficacy in the target patient population, or a similar clinical study prescribed by the FDA, from time to time, pursuant to Applicable Law or otherwise, including the trials referred to in 21 C.F.R. Section 312.21(b), as amended.

     1.107. "PHASE IIIA CLINICAL STUDY" shall mean a human clinical trial of a Licensed Product on a sufficient number of subjects that is designed to establish that a pharmaceutical product is safe and efficacious for its intended use and to determine warnings, precautions and adverse reactions that are associated with such pharmaceutical product in the dosage range to be prescribed, which trial is intended to support marketing approval of such Licensed Product for use in the Field.

     1.108. "PHASE IIIB CLINICAL STUDY" shall mean a human clinical trial of a Licensed Product that is initiated after the NDA is filed, but before the NDA Approval is obtained, the goal of which trial is to provide additional data for marketing support and the launch of a Licensed Product for use in the Field in the Territory.

     1.109. "PHASE IV CLINICAL STUDY" shall mean a human clinical trial conducted after NDA Approval to obtain additional data on the safety or efficacy of a Licensed Product or for another appropriate purpose as articulated in the Commercialization Plan.

     1.110. "POST-APPROVAL BUDGET" shall have the meaning set forth in
Section 6.2.1.

     1.111. "POST-APPROVAL COMMITMENTS" shall mean any human clinical study or other test or study or other obligation with respect to a Licensed Product that is required by the FDA as a condition of obtaining NDA Approval for such Licensed Product for an indication, to be performed following NDA Approval of such Licensed Product for such indication.

     1.112. "POST-APPROVAL COSTS" shall have the meaning set forth in
Section 6.2.1.

     1.113. "PRODUCT" shall mean any form or dosage of pharmaceutical composition or preparation that contains the API as the active ingredient.

     1.114. "PRODUCT LABELING" shall mean, with respect to a Licensed Product in the Field in the Territory, the FDA approved (a) full prescribing information for such Licensed Product, including any required patient information and any package insert and (b) labels and other written, printed or graphic matter upon a container, wrapper or otherwise, including any package insert, included in or with the Licensed Product when sold in the Field in the Territory.

     1.115. "PROMOTION" shall mean those activities normally undertaken by a pharmaceutical company's sales force to implement marketing plans and strategies aimed at encouraging the appropriate use of a product. When used as a verb, "Promote" shall mean to engage in such activities.

     1.116. "PROSECUTING PARTY" shall have the meaning set forth in
Section 9.2.2.

     1.117. "REGULATORY APPROVAL" shall mean, with respect to a Licensed Product and a country, any and all approvals (including NDAs), licenses, registration or authorizations of any Regulatory Authority necessary to commercially distribute, sell or market or otherwise Commercialize such Licensed Product in such country.

     1.118. "REGULATORY APPROVAL TRANSFER" shall have the meaning set forth in
Section 5.1.

     1.119. "REGULATORY AUTHORITY" shall mean any applicable supra-national, federal, national, regional, state, provincial or local regulatory agencies, departments, bureaus, commissions, councils or other government entities regulating or otherwise exercising authority with respect to the Exploitation of a Licensed Product.

     1.120. "REGULATORY DOCUMENTATION" shall mean all applications, registrations, licenses, authorizations and approvals, all correspondence submitted to or received from the FDA (including minutes and official contact reports relating to any communications with the FDA), and all supporting documents and all clinical studies and tests, in each case, relating to Licensed Products, and all data contained in any of the foregoing, including all INDs, the NDA, regulatory drug lists, marketing and promotion documents, Clinical Data, adverse event files and complaint files and Manufacturing records (including any chemistry, manufacturing or control data).

     1.121. "RELATED AGREEMENTS" shall have the meaning set forth in
Section 11.2.

     1.122. "ROYALTY FLOOR" shall have the meaning set forth in
Section 8.2.2(c).

     1.123. "ROYALTY TERM" shall mean, on a Licensed Product-by-Licensed Product basis, the period commencing upon the First Commercial Sale of the first Licensed Product in the Field in the Territory and ending on the later of
(a) the Valid Claim Expiration with respect to the applicable Licensed Product and (b) fifteen (15) years after such First Commercial Sale.

     1.124. "SHARED COST PATENTS" shall have the meaning set forth in
Section 9.2.1.

     1.125. "STARTING MATERIAL" shall mean the compound cetrorelix acetate described in SCHEDULE 1.125 hereto.

     1.126. "SUBLICENSEE" shall have the meaning set forth in Section 2.5.1.

     1.127. "SUBSEQUENT AFFILIATE" shall have the meaning set forth in
Section 1.77.

     1.128. "TARGET PRODUCT PROFILE" shall mean the target product profile for the Existing Licensed Product attached hereto as SCHEDULE 1.128 as such profile may be amended from time to time by mutual written agreement of the Parties.

     1.129. "TAXES" shall mean any present or future sales or use, value added, ad valorem or similar amounts, gross receipts, income, stamp or other taxes, customs, duties, levies, imposts, deductions, charges, fees, withholdings, liabilities, restrictions or conditions of any nature whatsoever now or hereafter imposed, levied, collected, assessed or withheld by any jurisdiction, by any political subdivision thereof or therein or by any other government or taxing authority of any kind, and all interest, penalties, additions to tax or similar liabilities levied or imposed on a Party as a result of the transactions contemplated by this Agreement.

     1.130. "TERM" shall have the meaning set forth in Section 14.1.

     1.131. "TERMINATED LICENSED PRODUCT" shall have the meaning set forth in
Section 9.5.4(c).

     1.132. "TERRITORY" shall mean the United States.

     1.133. "THIRD PARTY" shall mean any Person other than Licensor, Licensee and their respective Affiliates.

     1.134. "THIRD PARTY CLAIMS" shall have the meaning set forth in
Section 13.1.

     1.135. "TRADEMARK" shall include any word, name, symbol, color, designation or device or any combination thereof, including any trademark, trade dress, brand mark, service mark, trade name, brand name, logo or business symbol, whether or not registered.

     1.136. "TRADEMARK LICENSE AGREEMENT" shall have the meaning set forth in
Section 2.3.

     1.137. "TULANE" shall mean the Administrators of the Tulane Educational Fund, a Louisiana nonprofit corporation.

     1.138. "TULANE LICENSE" shall mean the License Agreement, dated as of September 17, 2002, among Licensor, ASTA Medica GmbH (as predecessor in interest to Licensor) and Tulane, as in effect on the Execution Date and as amended thereafter, from time to time.

     1.139. "TULANE PATENT" shall mean the Licensed Patent owned by Tulane and identified by the U.S. Patent and Trademark Office as No. 5,198,533.

     1.140. "UNITED STATES" or "U.S." shall mean the United States of America and its territories and possessions, including the District of Columbia and the Commonwealth of Puerto Rico.

     1.141. "VALID CLAIM" shall mean a claim (a) of any issued, unexpired Licensed Patent or Joint Patent in the Territory which has not been revoked or held unenforceable or invalid by a decision of a court or governmental agency of competent jurisdiction from which no appeal can be taken, or with respect to which an appeal is not taken within the time allowed for appeal, and which has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, disclaimer or otherwise, or (b) of any Licensed Patent application pending in the Territory, which was filed prior to [REDACTED] and shall not have been pending on or after the fifth (5th) anniversary of the date of issuance of a first patent office communication regarding the first application related thereto, and shall not have been earlier cancelled, withdrawn or abandoned, and which is enforceable on the operative date of inquiry by virtue of applicable law in the Territory.

     1.142. "VALID CLAIM EXPIRATION" shall mean, on a Licensed Product-by-Licensed Product basis, the later of (a) the date on which the sale or use of the applicable Licensed Product in the Field in the Territory would no longer infringe a Valid Claim (without regard to the licenses granted herein) and (b) the date on which the Manufacture of the applicable Licensed Product by or on behalf of Licensee (including by Licensor pursuant to any Commercial Supply Agreement) using the then-current manufacturing process would no longer literally infringe a Valid Claim (without regard to the licenses granted herein); PROVIDED, HOWEVER, that notwithstanding anything to the contrary in clause (b) above, in the event that (i) the only Valid Claim remaining is a method of manufacturing claim (a "MANUFACTURING CLAIM") and (ii) a Generic Version being sold is manufactured using a manufacturing process that does not literally infringe such Manufacturing Claim, then, for purposes of clause (b) above, such Manufacturing Claim shall not be deemed to be a Valid Claim.

                                    ARTICLE 2
                                 GRANT OF RIGHTS

     2.1 GRANTS TO LICENSEE. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee:

            2.1.1 an exclusive (including with regard to Licensor and its Affiliates, but subject to Section 2.7.1), royalty-bearing license, with the right to grant sublicenses in accordance with Section 2.5, under the Licensed Patents, the Licensed Know-How, the Joint Patents (to the extent Controlled by Licensor) and the Joint Know-How (to the extent Controlled by Licensor) to Develop and Commercialize Licensed Products in the Field in the Territory;

            2.1.2 a non-exclusive, royalty-bearing license, with the right to grant sublicenses in accordance with Section 2.5, under the Licensed Patents, the Licensed Know-How, the Joint Patents (to the extent Controlled by Licensor) and the Joint Know-How (to the extent Controlled by Licensor) to Manufacture and have Manufactured Licensed Products anywhere in the world for distribution in the Field in the Territory pursuant to this Agreement; PROVIDED, HOWEVER, that the license granted by Licensor to Licensee in this Section 2.1.2 shall automatically become an exclusive (including with regard to Licensor and its Affiliates), perpetual, irrevocable, royalty-bearing license thereunder at such time as Licensee has the right to Manufacture Licensed Product pursuant to
Section 7.1.2(b);

            2.1.3 a co-exclusive right and license and right of reference in the Territory, with the right to grant sublicenses in accordance with Section 2.5, under Licensor's and its Affiliates' rights, titles and interests in and to the Regulatory Approvals and any IND for Licensed Products in the Field owned or Controlled by Licensor, to Exploit Licensed Products in the Field in the Territory as permitted under Sections 2.1.1, 2.1.2 and 7.1.2(b), which co-exclusive right and license with respect the Regulatory Approvals (but not, for clarity, with respect to any IND for Licensed Products in the Field owned or Controlled by Licensor) shall automatically become an exclusive (including with regard to Licensor and its Affiliates), perpetual, irrevocable right and license thereunder, to the extent such Regulatory Approvals are not assigned pursuant to Section 9.1.2, upon the grant by the FDA of the Initial Approval; and

            2.1.4 a non-exclusive, royalty-free license, with the right to grant sublicenses in accordance with Section 2.5, and subject to Sections 2.6 and 9.1.6, to use certain of the Corporate Names as necessary to exercise its rights under the grants set forth in Section 2.1.1, including as necessary to identify Licensor or its applicable Affiliate as having Developed or Manufactured Licensed Products sold in the Territory.

     2.2 GRANTS TO LICENSOR. Subject to the terms and conditions of this Agreement, Licensee hereby grants to Licensor:

            2.2.1 a non-exclusive, royalty-free license, without the right to sublicense, under the Licensee Patent Rights, Licensee Know-How, Joint Patents (to the extent Controlled by Licensee) and Joint Know-How (to the extent Controlled by Licensee) to Develop Licensed Products in the Field in the Territory as provided for expressly herein, including in the Development Plan; and

            2.2.2 an exclusive (including with regard to Licensee and its Affiliates), royalty-free license, with the right to grant sublicenses in accordance with Section 2.5, under the Licensee Patents, the Licensee Know-How, the Joint Patents (to the extent Controlled by Licensee) and the Joint Know-How (to the extent Controlled by Licensee) to Exploit Licensed Products (a) in the Territory outside the Field and (b) outside the Territory for any purpose.

            2.2.3 a non-exclusive right and license and right of reference in the Territory, with the right to grant sublicenses pursuant to Section 2.5, under Licensee's and its Affiliates' rights, titles and interests in and to the Regulatory Approvals to Exploit Licensed Products (a) in the Territory outside the Field and (b) outside the Territory for any purpose.

     2.3 TRADEMARK LICENSE AGREEMENT. The Parties acknowledge that they have entered into that certain Trademark License Agreement of even date herewith (such agreement, as amended from time to time, the "TRADEMARK LICENSE AGREEMENT"), pursuant to which agreement Licensor has granted Licensee rights to use certain Trademarks in connection with the Commercialization of Licensed Products in the Field in the Territory.

     2.4 DISTRIBUTORS. Licensee shall have the right, in its sole discretion, to appoint its Affiliates, and Licensee and its Affiliates shall have the right, in their sole discretion, to appoint any other Persons in the Territory, to distribute, market (solely at the direction and on behalf of Licensee or its Affiliates) and sell Licensed Products in circumstances where the Person purchases its requirements of Licensed Products from Licensee or its Affiliates but does not otherwise make any royalty or other payment to Licensee with respect to its intellectual property rights. If Licensee or one of its Affiliates appoints such a Person, such Person shall be a "DISTRIBUTOR" for purposes of this Agreement. Licensor acknowledges that Licensee anticipates using a specialty Distributor with respect to Licensed Product. For clarity, nothing in this Section 2.4 is intended as an exception to the restrictions on the use of a CSO set forth in Section 6.9.

     2.5    SUBLICENSES.

            2.5.1 BY LICENSEE. Subject to Section 2.5.3, the rights and licenses granted to Licensee under Section 2.1 shall include the right to grant sublicenses (or further rights of reference to Sublicensees) through multiple tiers of sublicensees as may be reasonably necessary for: (a) at such time as Licensee has the right to Manufacture Licensed Product pursuant to Section 7.1.2(b), the Manufacture of Licensed Products on behalf of Licensee or any of its permitted Sublicensees for resale to Licensee or any of its permitted Sublicensees, (b) beginning on the third (3rd) anniversary of the First Commercial Sale of a Licensed Product, the Commercialization of such Licensed Product in the Field in the Territory, or (c) at any time during the Term, Licensee's permitted subcontractors to perform activities on behalf of the Licensee hereunder, subject to provisions safeguarding non-disclosure and non-use at least as strict as those provided in this Agreement; PROVIDED, HOWEVER, that Licensee shall ensure that any such sublicensee grants rights to Licensee sufficient to allow Licensee to (sub)license to Licensor without any additional compensation, Patents and Information analogous to the Patents and Information included in the Licensee Patents and the Licensee Know-How, respectively, to Exploit Licensed Products (i) outside the Field in the Territory and (ii) outside the Territory for any purpose, each as permitted under Section 2.2. If Licensee grants a sublicense under the licenses granted in
Section 2.1 to a Person that is not an Affiliate of Licensee, and such Person is not a Distributor, that Person shall be a "SUBLICENSEE" for purposes of this Agreement.

            2.5.2 BY LICENSOR. Subject to Section 2.5.3, the rights and licenses granted to Licensor under Section 2.2 shall include the right to grant sublicenses (or further rights of reference to sublicensees) through multiple tiers of sublicensees (a) outside the Field in the Territory and (b) outside the Territory for any purpose; PROVIDED, HOWEVER, that Licensor shall ensure that any such sublicensee grants rights to Licensor sufficient to allow Licensor to
(sub)license to Licensee without any additional compensation, Patents and Information analogous to the Patents and Information included in the Licensed Patents and the Licensed Know-How, respectively, to Exploit Licensed Products in the Field in the Territory as permitted under Section 2.1.

            2.5.3 IN GENERAL. Upon or before granting any sublicense pursuant to this Section 2.5, the sublicensing Party shall ensure that the intended sublicensee agrees in writing to (a) terms and conditions that do not deviate materially from the terms and conditions of this Agreement with respect to the licensing and ownership of intellectual property rights, including Patents, confidentiality, use of Corporate Names, maintenance of records, rights of publication, insurance and audit, for the benefit of non-sublicensing Party and,
(b) in the case of Licensee, terms and conditions as required pursuant to paragraph 2(a)(v) of the Letter Agreement. Notwithstanding the foregoing,
(i) subject to the provisions of Section 6.5, Section 8.2 and Section 8.4, the financial terms between the sublicensing Party and any such sublicensee shall be established at the sublicensing Party's discretion, (ii) the sublicensing Party shall be responsible to the non-sublicensing Party for any breach by one or more of the sublicensing Party's sublicensees of the terms or conditions of this Agreement as if the sublicensing Party had committed such breach and (iii) the sublicensing Party shall remain responsible for the performance of all of its obligations under this Agreement, including all payments due to the non-sublicensing Party under this Agreement, regardless of whether such payments become due as a result of the activities, including without limitation sales of Licensed Product made by the sublicensing Party or its sublicensees. The sublicensing Party shall provide the other Party with a true and complete copy of each executed sublicense and any amendments thereto, including all exhibits and attachments, no later than thirty (30) days after the execution thereof, which copy may be redacted to eliminate confidential terms and conditions that do not relate to the rights of the receiving Party under this Agreement.

     2.6 USE OF CORPORATE NAMES. With respect to any Corporate Names licensed to Licensee under Section 2.1.4, Licensee agrees to conform to the customary guidelines of Licensor with respect to manner of use and to maintain the quality standards of Licensor with respect to the goods sold and services provided in connection with the Corporate Names. Licensee shall, and shall cause its Sublicensees to, use Commercially Reasonable Efforts not to diminish the value of the goodwill pertaining to the Corporate Names. Licensee shall, and shall cause its Sublicensees to, execute any documents required in the reasonable opinion of Licensor to be entered as a recorded licensee of Licensor's Corporate Names or to be removed as recorded licensee thereof.

     2.7 NO IMPLIED RIGHTS; RESERVATION OF RIGHTS. For the avoidance of doubt:

            2.7.1 Licensee and its Affiliates shall have no right, express or implied, with respect to the Licensed Patents, the Licensed Know-How or the Corporate Names, except as expressly provided in Section 2.1. Subject to Section
9.1.3 with respect to the Joint Patents, Licensor reserves the right under the Licensed Patents, the Licensed Know-How, the Joint Patents (to the extent Controlled by Licensor) and the Joint Know-How (to the extent Controlled by Licensor) to perform its obligations hereunder and to Exploit (a) Licensed Products (i) in the Territory outside the Field and (ii) outside the Territory for any purpose and (b) other products for any purpose.

            2.7.2 Licensor and its Affiliates shall have no right, express or implied, with respect to the Licensee Patents or the Licensee Know-How except as expressly provided in Section 2.2. Subject to Section 9.1.3 with respect to the Joint Patents, Licensee reserves the right under the Licensee Patents, the Licensee Know-How, the Joint Patents (to the extent Controlled by Licensee) and the Joint Know-How (to the extent Controlled by Licensee) to perform its obligations hereunder and to Exploit (a) Licensed Products in the Field in the Territory as permitted under Section 2.1 and (b) other products for any purpose.

     2.8    NON-COMPETE.

            2.8.1 LICENSEE NON-COMPETITION OBLIGATIONS. As a condition of this Agreement, and as a material inducement to Licensor's entry into this Agreement, Licensee covenants to Licensor that, during the Term, Licensee (or any successor or assign of Licensee) shall not, and shall cause its Affiliates or Sublicensees (or any successor or assign of any such Affiliate or Sublicensee) not to [REDACTED] [Exclusion of confidential competitive information] in the Field in the Territory, other than (a) any Licensed Product or (b) to a (sub)licensee for which Licensee is serving as a manufacturer of such [REDACTED].

            2.8.2 LICENSOR NON-COMPETITION OBLIGATIONS. As a condition of this Agreement, and as a material inducement to Licensee's entry into this Agreement, Licensor covenants to Licensee that, during the Term, Licensor (or any successor or assign of Licensor) shall not, and shall cause its Affiliates (or any successor or assign of any such Affiliate) not to

[REDACTED] [Exclusion of confidential competitive information] in the Field in the Territory, other than to a (sub)licensee for which Licensor is serving as a manufacturer of such [REDACTED]. In the event that Licensor has granted or grants rights to a Third Party to commercialize an [REDACTED] in the Field in the Territory, then Licensor's alliance manager for such relationship shall not be the same person as Licensor's alliance manager for this Agreement.

            2.8.3 IN GENERAL. If a court of competent jurisdiction determines that the restrictions set forth in this Section 2.8 are too broad or otherwise unreasonable under Applicable Law, including with respect to duration, geographic scope or space, the court is hereby requested and authorized by the Parties hereto to revise the foregoing restriction to include the maximum restrictions allowable under Applicable Law. Each of the Parties hereto acknowledges, however, that (a) this Section 2.8 has been negotiated by the Parties, (b) the geographical and time limitations on activities, are reasonable, valid and necessary in light of the circumstances pertaining to the Parties and necessary for the adequate protection of Licensed Products and
(c) the Parties would not have entered in this Agreement without the protection afforded it by this Section 2.8.

     2.9 TRANSFER OF LICENSED KNOW-HOW. Promptly after the Execution Date, the Parties shall coordinate a transfer to Licensee of any Licensed Know-How existing on the Execution Date, including any Licensed Know-How listed on but not attached to SCHEDULE 1.77 and shall use Commercially Reasonable Efforts to do so within ninety (90) days or such longer period as the Parties may agree after the Execution Date.

                                    ARTICLE 3
                                   GOVERNANCE

     3.1 GENERAL. The Parties shall establish two governing committees: the joint development committee (the "JOINT DEVELOPMENT COMMITTEE" or the "JDC") and the joint commercial committee (the "JOINT COMMERCIAL COMMITTEE" or the "JCC"). The Joint Development Committee shall monitor the Development of the Existing Licensed Product up to the Initial Approval of such Existing Licensed Product. The Joint Development Committee shall have members as set forth in
Section 3.4.1, shall have the duties set forth in Section 3.2 and shall have authority as set forth in Section 3.4. The Joint Commercial Committee shall monitor (a) the Development of any Licensed Products other than the Existing Licensed Product (by way of the subcommittee described in Section 3.3) and
(b) the status of Post-Approval Commitments and Commercialization, including Phase IIIB Clinical Studies and Phase IV Clinical Studies, of each Licensed Product following the Initial Approval of the Existing Licensed Product. The Joint Commercial Committee shall have members as set forth in Section 3.4.1, shall have the duties set forth in Section 3.3 and shall have authority as set forth in Section 3.4.

     3.2 JOINT DEVELOPMENT COMMITTEE. Subject to the terms of this Agreement, including Section 3.4.5, the JDC shall: (a) review and approve a strategy throughout the Territory for the Development of and Regulatory Approvals for the Existing Licensed Product up to the Initial Approval; (b) review and approve any Development Amendments as provided in Section 4.2; (c) review and approve the Development Budget for any cost-sharing agreed by the Parties with respect to any Development Amendment as provided in Section 4.4; (d) review the periodic reports provided by Licensor pursuant to Section 4.6 and otherwise monitor Licensor's activities under, and compliance with, the Development Plan;
(e) approve all Product Labeling, the NDA and other filings with the FDA (other than submissions to DDMAC) with respect to the Development of the Existing Licensed Product in the Field in the Territory prior to the Regulatory Approval Transfer, as provided in Section 5.4.1; (f) create such other subcommittees with such responsibilities as the Parties may mutually agree to from time to time; and (g) perform such other functions as are set forth herein or as the Parties may mutually agree in writing, except where in conflict with any provision of this Agreement. The chairperson of the JDC shall be appointed by Licensor.

     3.3 JOINT COMMERCIAL COMMITTEE. Subject to the terms of this Agreement, including Section 3.4.5, the JCC shall: (a) review and approve a strategy throughout the Territory for the Commercialization of each Licensed Product;
(b) review and approve the Commercialization Plan and any amendments thereto as provided in Section 6.3; (c) review the periodic reports provided by Licensee pursuant to Section 6.7 and otherwise monitor Licensee's activities under and compliance with the Commercialization Plan; (d) review the Manufacture of Licensed Products as provided in Section 7.1.2(a); (e) monitor the conduct of, and establish the Post-Approval Budget for, any Post-Approval Commitments conducted by the Licensor as provided in Section 6.2; (f) be apprised of the conduct of Phase IIIB Clinical Studies, Phase IV Clinical Studies or Post-Approval Commitments conducted by the Licensee as provided in Section 6.2;
(g) be apprised of any filings with the FDA relating to Product Labeling or the NDA and other filings with the FDA (other than submissions to DDMAC) in the Field in the Territory on or after the date of Regulatory Approval Transfer;
(h) review and comment on submissions to the FDA relating to significant changes to the Product Labeling for safety or efficacy, (i) create such other committees with such responsibilities as the Parties may mutually agree to from time to time; and (j) perform such other functions as are set forth herein or as the Parties may mutually agree in writing, except where in conflict with any provision of this Agreement. In the event that Licensee elects to Develop any Licensed Product other than the Existing Licensed Product in the Field in the Territory or the Existing Licensed Product for an indication in the Field other than BPH in connection with life cycle management, the JCC shall form a subcommittee to review and approve a strategy throughout the Territory for such Development of and Regulatory Approvals for such Licensed Product in the Field in the Territory. The chairperson of the JCC shall be appointed by Licensee.

     3.4 GENERAL PROVISIONS. The following general provisions shall govern the conduct of the JDC and the JCC and such other subcommittees as either of them may establish from time to time under this Agreement (the JDC, the JCC and such subcommittees each, a "COMMITTEE"), except as otherwise expressly provided elsewhere in this Agreement or as agreed to by the Parties in writing:

            3.4.1 MEMBERSHIP. Each Committee shall include an equal number of representatives from each of the Parties, each with the requisite experience and seniority to enable them to make decisions on behalf of the Parties with respect to the issues falling within the jurisdiction of such Committee. From time to time, each Party may substitute one or more of its representatives to a Committee on written notice to the other Party. The initial members of the JCC are set forth in SCHEDULE 3.4.1(b). The initial members of the JDC are set forth in SCHEDULE 3.4.1(a).

            3.4.2 MEETINGS AND MINUTES. The initial meeting of the JDC shall be held within thirty (30) days of the Execution Date. The JDC and any subcommittees of the JDC shall meet quarterly through the date of the Initial Approval and thereafter as determined by the Parties (but not more than quarterly), provided that following the Initial Approval, the JDC may determine to disband. The initial meeting of the JCC shall be held within sixty (60) days after the Execution Date. Following its initial meeting, with respect to each Licensed Product, the JCC and any subcommittees thereof shall meet quarterly through end of the first Calendar Year in which the First Commercial Sale of such Licensed Product occurs. Thereafter the JCC and any subcommittee thereof shall meet twice per Calendar Year. The location of the meetings of each Committee shall alternate between locations designated by Licensor and locations designated by Licensee. The chairperson of each Committee or his or her designee shall be responsible for calling meetings on no less than thirty (30) days' notice. Each Party shall disclose to the other proposed agenda items along with appropriate information at least ten (10) Business Days in advance of each meeting of the applicable Committee; provided that under exigent circumstances requiring Committee input, a Party may provide its agenda items to the other Party within a shorter period of time in advance of the meeting, or may propose that there not be a specific agenda for a particular meeting, so long as such other Party consents in writing to such later addition of such agenda items or the absence of a specific agenda for such Committee meeting, such consent not to be unreasonably withheld or delayed. The chairperson or his or her designee shall prepare and circulate, for review and approval of the Parties, minutes of such meeting within ten (10) days after such meeting. The Parties shall agree on the minutes of each meeting promptly, but in no event later than the next meeting of the applicable Committee.

            3.4.3 RULES. A Committee shall have the right to adopt such standing rules as shall be necessary for its work to the extent that such rules are not inconsistent with this Agreement. A quorum of a Committee shall exist whenever there is present at a meeting at least one (1) representative appointed by each Party. Members of a Committee may attend a meeting either in person or by telephone, video conference or similar means in which each participant can hear what is said by, and be heard by, the other participants. A Committee shall take action by consensus of the members present at a meeting at which a quorum exists, with each Party having a single vote irrespective of the number of representatives of such Party in attendance or by a written resolution signed by the members of the Committee. Employees or consultants of either Party that are not members of a Committee may attend any meeting of such Committee; PROVIDED, HOWEVER, that such attendees (a) shall not vote or otherwise participate in the decision-making process of such Committee and (b) are bound by obligations of confidentiality and non-disclosure equivalent to those set forth in ARTICLE 11.

            3.4.4  DECISION-MAKING.

                   (a) If a subcommittee cannot, or does not, reach consensus on an issue, then the dispute shall be referred to the applicable Committee for resolution and a special meeting of the applicable Committee may be called for such purpose.

                   (b) If the Committee cannot, or does not, reach consensus on an issue, including any dispute arising in a subcommittee and referenced to it for resolution, within a period of ten (10) Business Days or such other period as the Parties may agree, then, unless

(i) this Agreement expressly provides for mutual agreement of the Parties or the Committee members, (ii) this Agreement expressly requires a Party's or its Committee members' consent or (iii) the issue is a Legal Matter, then (A) with respect to the JDC, subject to the limitations on authority in Section 3.4.5, Licensor's JDC members shall have the deciding vote and (B) with respect to the JCC, subject to the limitations on authority in Section 3.4.5, Licensee's JCC members shall have the deciding vote.

                   (c) Each Party shall, or shall cause its Committee members to, make any decision in good faith, taking into consideration the other Party's (or its Committee members') comments on the matter, in a manner consistent with this Agreement, the Development Plan, any Development Amendment, the Development Budget and the Commercialization Plan. In exercising such decision-making authority, the deciding Party (or its Committee members) shall not have the right to breach or violate any term or condition of this Agreement.

            3.4.5 LIMITATIONS ON AUTHORITY. Notwithstanding a Party's Committee members' having final decision-making authority with respect to a matter pursuant to Section 3.4.4, neither Party's members shall have the power to impose performance or payment obligations on the other Party without such other Party's written consent. Each Party shall retain the rights, powers and discretion granted to it under this Agreement and no such rights, powers or discretion shall be delegated to or vested in a Committee unless such delegation or vesting of rights is expressly provided for in this Agreement or the Parties expressly so agree in writing. No Committee shall have the power to amend, modify or waive compliance with this Agreement, which may only be amended or modified as provided in Section 15.8 and compliance with which may only be waived as provided in Section 15.11.

                                    ARTICLE 4
                                   DEVELOPMENT

     4.1 DEVELOPMENT PLAN. The initial development plan governing the conduct of Development of the Existing Licensed Product in BPH in the Territory is attached as SCHEDULE 4.1 (the "DEVELOPMENT PLAN"). The Parties contemplate that the activities set forth in the Development Plan are the primary Development activities required to obtain NDA Approval of the Existing Licensed Product for BPH in the Territory (such NDA Approval, whether it covers BPH only or BPH and other indications, the "INITIAL APPROVAL"). As of the Execution Date, Licensor is conducting certain Phase IIIA Clinical Studies described in the Development Plan for the Existing Licensed Product for BPH in the Territory. On or before the Execution Date, Licensor has made available to Licensee (a) all Clinical Data with respect to the Licensed Products for use in the Field generated by or on behalf of Licensor, its Affiliates or any of its licensees existing as of the Execution Date, including all Clinical Study results and resultant data analyses, (b) all regulatory submissions made to the FDA by or on behalf of Licensor or its Affiliates with respect to Licensed Products in the Field and
(c) protocols for any ongoing Clinical Studies and proposed designs for any anticipated Clinical Studies with respect to any Licensed Product in the Field. Subject to the terms and conditions of this Agreement and in accordance with the Development Plan, Licensor shall have the responsibility, at its sole expense, for performing all activities set forth in the Development Plan; PROVIDED, HOWEVER, that the Open Label Extension Study set forth in the Development Plan shall be conducted by

Licensor at Licensee's expense for Development Costs, pursuant to the provisions of Section 4.4 below. For the avoidance of doubt, Licensor shall have no right to conduct any Development in the Field in the Territory except pursuant to this
Section 4.1.

     4.2 AMENDMENTS TO THE DEVELOPMENT PLAN. From time to time, but at least twice per Calendar Year, the JDC shall review any proposed amendments to the Development Plan, including the addition of new Clinical Studies or other Development activities (a) that are required by the FDA to obtain the Initial Approval ("MANDATORY DEVELOPMENT AMENDMENTS") or (b) desirable to obtain the Initial Approval, as may be suggested by the members of the JDC ("DISCRETIONARY DEVELOPMENT AMENDMENTS") (collectively, "DEVELOPMENT AMENDMENTS"). The JDC shall approve any Mandatory Development Amendments. The JDC may approve Discretionary Development Amendments only if the Parties mutually agree in writing. The performance of all activities set forth in any Development Amendment shall be the responsibility of Licensor, and the costs of performing such activities shall be budgeted and allocated pursuant to Section 4.4 below. Subject to Licensee's compliance with Section 4.4 below, Licensor's members of the JDC shall not withhold their consent for any Discretionary Development Amendment reasonably proposed by Licensee.

     4.3 DILIGENCE, COMPLIANCE AND ASSISTANCE. All Development activities set forth in the Development Plan or any Development Amendments shall be conducted by Licensor in accordance with the Development Plan and the applicable Development Amendment, in accordance with current GCP and in compliance with all Applicable Law. Licensor shall perform or cause to be performed, any and all of its Development obligations hereunder in good scientific manner, and shall endeavor to achieve the objectives of the Development Plan diligently and efficiently by allocating sufficient time, effort, equipment and skilled personnel to complete such Development activities successfully and promptly. Without limiting the generality of the foregoing, Licensor shall, and shall cause its Affiliates to, use Commercially Reasonable Efforts to perform its activities under the Development Plan and any Development Amendments. Licensor shall keep the JDC reasonably informed regarding Licensor's progress with respect to the goals and timelines set forth in the Development Plan and any Development Amendments. Upon Licensor's written request, Licensee shall consider in good faith whether to provide, at Licensee's expense, reasonable technical assistance to Licensor in conducting the activities described in the Development Plan.

     4.4 BUDGET. The JDC (a) shall monitor the budget for the Open Label Extension Study, which budget is attached hereto as SCHEDULE 4.4 (the "OPEN LABEL BUDGET"), and (b) shall establish and monitor a budget for the activities set forth in any Discretionary Development Amendment approved by the JDC in accordance with Section 4.2 for which the Parties agree in writing that Licensee shall reimburse Licensor in whole or in part (a "DISCRETIONARY DEVELOPMENT BUDGET") and any Mandatory Development Amendment (a "MANDATORY DEVELOPMENT BUDGET") (each such budget, including the Open Label Budget, a "DEVELOPMENT BUDGET"). Each Discretionary Development Budget and each Mandatory Development Budget shall include line item estimates of expenses with respect thereto broken down on a Calendar Year basis, which expenses shall include only external, out-of-pocket costs and expenses of Licensor. "DEVELOPMENT COSTS" shall mean with respect to the applicable activity, the external, out-of-pocket costs and expenses of Licensor incurred in connection therewith. With respect to the Open Label Extension Study and any Discretionary Development Amendments, Licensee shall reimburse [REDACTED] [Exclusion of confidential information relating to cost-sharing] of the actual Development Costs incurred by Licensor, to the extent that such expenses do not exceed, in the aggregate, [REDACTED] [Exclusion of confidential information relating to cost-sharing] of the applicable Development Budget. With respect to any Mandatory Development Amendments, Licensee shall reimburse [REDACTED] [Exclusion of confidential information relating to cost-sharing] of the actual Development Costs incurred by Licensor, to the extent that such expenses do not exceed in the aggregate [REDACTED] [Exclusion of confidential information relating to cost-sharing] of the applicable Development Budget. In addition, following the conclusion of the Open Label Extension Study and receipt of an invoice and appropriate supporting documentation, Licensee shall reimburse Licensor for fifty percent (50%) of the internal costs of Licensor incurred in connection with the Open Label Extension Study, up to a maximum of [REDACTED], within thirty (30) days after receipt of such invoice. Licensor's internal costs incurred in connection with the Open Label Extension Study shall be charged at the full time equivalent rates as follows: one full time equivalent equal to [REDACTED] hours worked per year at an hourly rate of [REDACTED] for 2009, [REDACTED] for 2010 and [REDACTED] for 2011.

     4.5 DEVELOPMENT OUTSIDE THE TERRITORY/OUTSIDE THE FIELD. In the event that Licensor, its Affiliates or its (sub)licensees other than Licensee intend to conduct, sponsor or support, independently or together with one or more Third Parties, any Clinical Study with respect to any Licensed Products outside the Territory or in the Territory outside the Field, which Clinical Study may effect the Commercialization or regulatory status of a Licensed Product in the Field in the Territory (an "EX-FIELD/TERRITORY STUDY"), then prior to the commencement of any such Clinical Study, Licensor shall provide a high-level summary of the protocol(s) for such Clinical Study to Licensee's members on the JCC (it being understood that neither such representatives nor the JCC shall have any approval rights with respect to such Clinical Study or protocol(s)); PROVIDED, HOWEVER, that (a) each such summary shall constitute Confidential Information of Licensor to the extent that the information provided in such summary satisfies the criteria set forth in Section 11.2, and (b) Licensee shall not use such summary for any purpose other than providing comments thereon to Licensor (which comments shall be considered in good faith, but may be accepted or rejected by Licensor in its sole discretion).

     4.6 REPORTING. Licensor shall provide to Licensee and the JDC a detailed report regarding its Development of Licensed Products in the Territory in the Field during each Calendar Quarter during the Term within thirty (30) days after the end of such Calendar Quarter. Such report shall contain sufficient detail to enable Licensee to assess Licensor's compliance with the Development Plan, any Development Amendment, and, if applicable, the Development Budget, including:
(a) its activities with respect to achieving the Initial Approval; (b) Clinical Study results and results of other Development activities in the Field in the Territory, including copies of all Clinical Data and all non-clinical data, results and analyses with respect to Licensed Products in the Field in the Territory; and (c) for any Clinical Study for which Licensee has an obligation of reimbursement to Licensor, actual expenditures with respect thereto compared to the amounts set forth in the Development Budget with respect thereto. Licensor shall promptly provide Licensee with such additional information regarding the Development of the Licensed Products as Licensee may reasonably request from time to time.

                                    ARTICLE 5

                               REGULATORY MATTERS

     5.1 RESPONSIBILITY FOR REGULATORY MATTERS. In accordance with the Development Plan and any Development Amendment, at its sole expense, under the oversight of the JDC, Licensor shall retain control and responsibility for all regulatory submissions for the Existing Licensed Product in the Field in the Territory with respect to obtaining the Initial Approval. As promptly as practicable after the grant of the Initial Approval, Licensor shall transfer the NDA for the Existing Licensed Product in the Field in the Territory as set forth
Section 9.1.2 (such transfer, the "REGULATORY APPROVAL TRANSFER"), and such NDA and related submissions in the Territory related to such Existing Licensed Product in the Field shall be, subject to the terms of this Agreement, the property of Licensee and held in the name of Licensee. Thereafter, at Licensee's sole expense, Licensee shall, subject to Section 5.3, 5.4, 5.5, 5.6 and ARTICLE 14, assume control of and responsibility for all regulatory submissions with respect to all Regulatory Approvals for Licensed Products in the Field in the Territory; PROVIDED, HOWEVER, that, notwithstanding anything in this ARTICLE 5, as between Licensee and Licensor, Licensor shall retain responsibility for any IND owned or Controlled by Licensor or any of its Affiliates and any Drug Master Files of Licensor, its Affiliates or any of their respective contract manufacturers.

     5.2 DATA. Without limitation of Section 4.6, Licensor shall promptly provide Licensee with copies of all non-clinical and Clinical Data, results and analyses with respect to (a) all activities conducted by it pursuant to the Development Plan or any Development Amendment or (b) any Ex-Field/Territory Study, in each case ((a) and (b)) when and as such data, results and analyses become available. Without limitation of Section 6.7, (i) Licensor shall promptly provide Licensee with copies of all non-clinical and Clinical Data, results and analyses with respect to all activities conducted by it pursuant to Section 6.2, and (ii) Licensee shall promptly provide Licensor with copies of all non-clinical and Clinical Data, results and analyses with respect to all activities conducted by it pursuant to Section 6.2, solely to the extent useful to Licensor for obtaining Regulatory Approvals (A) in the Territory outside the Field and (B) outside the Territory for any purpose, in each case ((i) and (ii)) when and as such data, results and analyses become available. Each Party shall support the other Party, as may be reasonably necessary, in obtaining Regulatory Approvals for Licensed Products in the Field in the Territory, including by providing necessary documents or other materials required by Applicable Law to obtain Regulatory Approvals in the Field in the Territory, in each case in accordance with the terms and conditions of this Agreement, including the Development Plan and any Development Amendments.

     5.3 DDMAC. At all times during the Term, Licensee shall have the sole right and responsibility for making submissions to and interfacing, corresponding and meeting with DDMAC with respect to the marketing and promotion of Licensed Products in the Field in the Territory. In the event that Licensor or its Affiliates receives any written or electronic communications from DDMAC with respect to a Licensed Product in the Field in the Territory, it shall promptly provide Licensee with copies of such communications within five (5) Business Days of receiving any of the foregoing.

     5.4 SUBMISSIONS. This Section 5.4 shall apply to regulatory submissions and related correspondence with respect to Licensed Products for use in the Field in the Territory other than submissions to DDMAC, which are addressed in Section 5.3.

            5.4.1 PRE-APPROVAL SUBMISSIONS. Prior to the Regulatory Approval Transfer, (a) Licensor, in consultation with Licensee, shall prepare and submit all submissions, including the pre-NDA briefing documents, the NDA and the pre-approval NDA updates (and any supplements or modifications thereto) to the FDA to the JDC for its review and approval and (b) the JDC shall have the right to review and approve the content and subject matter of, and strategy for, the NDA submission, all correspondence submitted to the FDA related to the design of Clinical Studies and all proposed Product Labeling for the Existing Licensed Product and related communications and decisions with the FDA (including the final approved Product Labeling for the Existing Licensed Product).

            5.4.2 POST-APPROVAL SUBMISSIONS. Following the Regulatory Approval Transfer, Licensee, shall prepare and submit all submissions (and any supplements or modifications thereto) to the FDA; PROVIDED, HOWEVER, that any submissions relating to significant changes to the Product Labeling for safety or efficacy of any Licensed Product shall be presented to the JCC for review and comment in advance of submission to the FDA. On a Calendar Quarter basis, at the regularly scheduled JCC meetings, Licensee shall inform the JCC of its communications with the FDA related to (a) the design of any Phase IIIB Clinical Studies, Phase IV Clinical Studies or Post-Approval Commitments or (b) the final approved Product Labeling for Licensed Products and any changes thereto.

            5.4.3 ASSISTANCE. Upon Licensor's written request, Licensee shall provide, at its expense, reasonable technical assistance to Licensor in preparing any regulatory submissions to be made to the FDA with respect to obtaining the Initial Approval, which assistance may include making its employees, consultants and other scientific staff available upon reasonable notice during normal business hours at their respective places of employment to consult with Licensor on issues arising with respect to the Initial Approval.

     5.5 COMMUNICATIONS AND MEETINGS. This Section 5.5 shall apply to communications and meetings with respect to Licensed Products for use in the Field in the Territory other than communications and meetings with DDMAC, which are addressed in Section 5.3.

            5.5.1 SHARING COMMUNICATIONS. Without limiting the foregoing, prior to the Regulatory Approval Transfer, each Party shall, and following the Regulatory Approval Transfer, Licensor shall, promptly provide the other Party with copies of all written or electronic communications received by such Party or its Affiliates from, or forwarded by such Party or its Affiliates to, the FDA relating to (a) obtaining or maintaining any Regulatory Approvals or (b) any Development or Commercialization of a Licensed Product and copies of all contact reports produced by such Party or its Affiliates, in either case within five (5) Business Days of receiving, forwarding or producing any of the foregoing.

            5.5.2 NOTICE OF MEETINGS. Prior to the Regulatory Approval Transfer, each Party shall, and following the Regulatory Approval Transfer, Licensor shall, provide the other Party with written notice within five (5) Business Days (or within such shorter period as may be necessary under the circumstances) of receiving notice of any meetings, conferences and discussions to be scheduled with the FDA concerning a Licensed Product for use in the Field (including advisory committee meetings and any other meeting of experts convened by the FDA concerning any topic relevant to any Licensed Product). Following the Regulatory Approval Transfer, Licensor shall not communicate with the FDA regarding any Licensed Product in the Field without the prior written consent of Licensee, unless Licensor is required to do so by Applicable Law, in which case Licensor shall notify Licensee, as promptly as possible and if possible in advance, of any such communication or anticipated communication (to the extent Licensor is permitted by Applicable Law to provide such notification).

            5.5.3 PARTICIPATION IN MEETINGS. Licensee shall be entitled to have reasonable representation present at, and to participate in, all such meetings, conferences or discussions described in Section 5.5.2. Following the Regulatory Approval Transfer, Licensor may, at Licensee's election, have one or more of its representatives present at, and participate in, such meetings, conferences or discussions.

            5.5.4 MINUTES. Prior to the Regulatory Approval Transfer, Licensor shall promptly forward to Licensee copies of all meeting minutes and summaries of all such meetings, conferences and discussions with the FDA relating to any Licensed Products for use in the Field. After the Regulatory Approval Transfer, Licensee shall promptly forward to Licensor copies of meeting minutes and summaries of such meeting, conferences and discussion with the FDA to the extent that such meetings relate to significant safety or efficacy issues, including with respect to Product Labeling or recall or similar action with respect to a Licensed Product.

     5.6 RECORDS. With respect to the Existing Licensed Product in the Field in the Territory, Licensee and Licensor each shall maintain, or cause to be maintained, records of, in the case of Licensor, its performance of the Development Plan, any Development Amendments or any Post-Approval Commitment, and in the case of Licensee, its performance of any Phase IIIB or Phase IV Clinical Studies or any Post-Approval Commitment, in each case, in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes, which shall be complete and accurate and shall fully and properly reflect all work done and results achieved, and which shall be retained by such Party for at least three (3) years after the expiration or termination of this Agreement, or for such longer period as may be required by Applicable Law. With respect to each Licensed Product in the Field in the Territory other than the Existing Licensed Product, each Party shall maintain, or cause to be maintained, records of any Clinical Studies, Phase IIIB Clinical Studies, Phase IV Clinical Studies or Post-Approval Commitments performed by such Party, in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes, which shall be complete and accurate and shall fully and properly reflect all work done and results achieved, and which shall be retained by such Party for at least three (3) years after the expiration or termination of this Agreement, or for such longer period as may be required by Applicable Law. To the extent reasonably required in connection with Licensee's Exploitation of the Licensed Products in the Field in the Territory, Licensee shall have the right, during normal business hours and upon reasonable notice, to inspect and copy any such records, except to the extent that Licensor reasonably determines that such records contain Confidential Information that is not licensed to Licensee, or to which Licensee does not otherwise have a right hereunder. To the extent reasonably required (a) to exercise its rights of reference under Section 2.2.3 or (b) in the case of a reversion of rights to the Licensed Products in the Field in the Territory to Licensor pursuant to Section 14.7.1(a), in connection with

Licensor's Exploitation of the Licensed Products in the Field in the Territory, Licensor shall have the right, during normal business hours and upon reasonable notice, to inspect and copy any such records, except to the extent that Licensee reasonably determines that such records contain Confidential Information that is not licensed to Licensor, or to which Licensor does not otherwise have a right hereunder.

                                    ARTICLE 6
                                COMMERCIALIZATION

     6.1 GENERAL. Subject to Section 6.8, Licensee shall have the sole right to Commercialize, and the sole obligation for the Commercialization of, Licensed Products in the Field in the Territory at its own cost and expense; PROVIDED, HOWEVER, that such Commercialization shall be conducted under the supervision of the JCC and in accordance with this Agreement. Without limitation of the foregoing, Licensee shall use Commercially Reasonable Efforts to Commercialize Licensed Products for indications in the Field in the Territory in accordance with (a) the terms and conditions of this Agreement and (b) Applicable Law. For the avoidance of doubt, Licensee shall have no obligation to market or sell any Licensed Product in any indication for which NDA Approval has not been obtained.

     6.2    STUDIES.

            6.2.1 POST-APPROVAL COMMITMENTS. In the event that the FDA shall require any Post-Approval Commitment in connection with the Initial Approval of the Existing Licensed Product, the Parties shall mutually agree which Party shall conduct such Post-Approval Commitment. In the event that Licensor is conducting any Post-Approval Commitment, the JCC shall establish a budget with respect to such Post-Approval Commitment (each such budget, a "POST-APPROVAL BUDGET"). Each Post-Approval Budget shall include line item estimates of expenses with respect to such Post-Approval Commitments broken down on a Calendar Year basis, which costs and expenses shall include only external, out-of-pocket costs and expenses (such costs and expenses collectively, the "POST-APPROVAL COSTS"). Licensee shall bear [REDACTED] [Exclusion of confidential information relating to cost-sharing] of the actual Post-Approval Costs incurred by Licensor, to the extent that such expenses do not exceed in the aggregate [REDACTED] [Exclusion of confidential information relating to cost-sharing] of the applicable Post-Approval Budget. All Post-Approval Commitments shall be conducted under the oversight of the JCC.

            6.2.2 PHASE IIIB AND PHASE IV CLINICAL STUDIES. Without limiting the provisions of Section 6.1 or Section 6.2.1, the Parties contemplate that Licensee shall perform, at its own cost and expense, such Phase IIIB Clinical Studies and Phase IV Clinical Studies as Licensee may deem appropriate in the Field in the Territory. All such Phase IIIB Clinical Studies and Phase IV Clinical Studies shall be conducted in accordance with the Commercialization Plan. Licensee shall keep the JCC reasonably informed of the conduct of such Phase IIIB Clinical Studies and Phase IV Clinical Studies.

     6.3 COMMERCIALIZATION PLAN. The Commercialization of each Licensed Product in the Territory shall be conducted pursuant to a multi-year plan (the "COMMERCIALIZATION PLAN"), which plan shall be consistent with Licensee's obligations set forth in Section 6.1. A description of the topics that the Parties anticipate will be addressed in the Commercialization Plan is attached as SCHEDULE 6.3. The Joint Commercial Committee shall create and approve the Commercialization Plan on or before July 1, 2009 and, thereafter, shall review such plan no later than January 1 and July 1 of each Calendar Year, and shall make amendments thereto with respect to the Commercialization of Licensed Products in the Field in the Territory. Each Commercialization Plan shall cover substantially those topics addressed in the outline attached hereto as SCHEDULE 6.3.

     6.4 STATEMENTS AND COMPLIANCE WITH APPLICABLE LAW. Licensee shall, and shall cause its Sublicensees, its and their respective Affiliates and, if applicable, Distributors to, comply with all Applicable Laws with respect to the Commercialization of Licensed Products in the Territory. Licensee shall be responsible for disseminating accurate information regarding any Licensed Products, including accurate labeling and marketing and promotional materials (which materials shall be consistent with any applicable Regulatory Approval with respect to such Licensed Products), and for causing its Sublicensees and its and their respective Affiliates to so disseminate such accurate information. Licensee shall use Commercially Reasonable Efforts to, and shall use Commercially Reasonable Efforts to cause its Sublicensees and its and their respective Affiliates to, avoid taking, or failing to take, any actions that Licensee knows or reasonably should know would jeopardize the goodwill or reputation of Licensor or any Licensed Products.

     6.5 SALES AND DISTRIBUTION. Licensee shall be solely responsible for invoicing and booking sales, establishing all terms of sale (including pricing and discounts) and warehousing and distributing Licensed Products in the Field in the Territory and shall perform all related activities, in each case, in a manner consistent with the terms and conditions of this Agreement. Licensee shall also be solely responsible for handling all technical complaints, medical information inquiries, customer service issues, returns, recalls or withdrawals (which shall be conducted in accordance with Section 10.3), order processing, invoicing and collection, distribution and inventory and receivables, in each case with respect to the Licensed Products in the Field in the Territory.

     6.6 PRODUCT TRADEMARKS AND MARKINGS. All packaging and Product Labeling for Licensed Products used by Licensee, its Sublicensees or any of its or their respective Affiliates in connection with Licensed Products in the Field in the Territory shall contain (a) unless prohibited by Applicable Law, the name of Licensor, and (b) if required by Applicable Law, the logo and corporate name of the manufacturer (including the Corporate Names, if applicable) of the applicable Licensed Product (collectively, the "MARKINGS"). For clarity, Licensee shall not be required to include the name of Licensor on any marketing or promotional materials used in connection with Licensed Products in the Field in the Territory. Except with respect to the Markings as provided in this
Section 6.6, Licensee, its Sublicensees and its and their respective Affiliates shall Commercialize the Licensed Products solely (i) under the applicable Licensed Trademarks or such other Trademarks as Licensee shall select from time to time and (ii) to the extent required by Applicable Law and as Licensee (or its applicable Affiliate or Sublicensee) otherwise elects, using the Trademarks constituting the corporate names and logos of any of Licensee, its Affiliates and Sublicensees.

     6.7 RECORDS AND REPORTING. Licensee shall prepare and maintain complete and accurate records regarding Commercialization of the Licensed Products in the Field in the Territory during each Calendar Quarter during the Term and shall provide to Licensor and the JCC a detailed report regarding such Commercialization within forty-five (45) days after the end of such Calendar Quarter. Each such report shall be in substantially the form attached hereto as
SCHEDULE 6.7. Licensee shall promptly provide Licensor with such additional information regarding the Commercialization of the Licensed Products in the Field in the Territory as Licensor may reasonably request from time to time. In the event that either Party is conducting any Phase IIIB Clinical Studies, Phase IV Clinical Studies or Post-Approval Commitments, then, in addition to the information contained in the form attached hereto as SCHEDULE 6.7, such Party shall report to the JCC and the other Party the results of such Phase IIIB Clinical Studies, Phase IV Clinical Studies or Post Approval Commitments.

     6.8    CO-PROMOTION OPTION.

            6.8.1 Licensee hereby grants to Licensor an exclusive (subject to the rights of Licensee in Section 2.5.1 and Section 6.9) option (the "CO-PROMOTION OPTION") to Co-Promote the Existing Licensed Product in the Field in the Territory, subject to the following terms and conditions.

                   (a) Commencing on the [REDACTED] [Exclusion of confidential competitive information] anniversary of the Initial Approval, Licensor may exercise the Co-Promotion Option by providing Licensee with written notice thereof (each, a "NOTICE OF INTEREST IN CO-PROMOTION").

                   (b) Within thirty (30) days after Licensee receives such Notice of Interest in Co-Promotion, the Parties shall negotiate, for a period not to exceed ninety (90) days, a definitive Co-Promotion agreement ("CO-PROMOTION AGREEMENT") on commercially reasonable terms, including customary provisions relating to relative sales force efforts, responsibility for sales calls, sales force training, promotional materials and samples, detailing and the number and qualifications of sales force personnel that will be devoted to such Co-Promotion activities.

                   (c) If, after good faith negotiation, the Parties do not agree on the terms of a Co-Promotion Agreement before such negotiation period expires in accordance with Section 6.8.1(b), Licensor shall not commence Co-Promotion of the Existing Licensed Product. Commencing twelve (12) months thereafter, Licensor may provide a Notice of Interest in Co-Promotion, and the Parties shall follow again the procedures set forth in this Section 6.8.

            6.8.2 If Licensor has the right to Co-Promote pursuant to a Co-Promotion Agreement, Licensor shall have the right to Co-Promote using a contract sales organization ("CSO") reasonably acceptable to Licensee in a manner consistent with the Co-Promotion Agreement and subject to the following terms and conditions: (a) Licensor shall have a marketing and sales management team that includes only full-time employees of Licensor and (b) any agreement between Licensor and its CSO shall permit Licensor the option to hire the CSO's sales representatives engaged in Co-Promotion of the Existing Licensed Product.

            6.8.3 In the event that Licensee sells a Licensed Product other than the Existing

Licensed Product, the JCC shall consider in good faith the desirability of Co-Promotion of such Licensed Product by Licensor. If the JCC determines that such Co-Promotion would be desirable, the Parties shall negotiate in good faith the terms of a Co-Promotion Agreement with respect to such Licensed Product on commercially reasonable terms, including customary provisions relating to relative sales force efforts, responsibility for sales calls, sales force training, promotional materials and samples, detailing and the number and qualifications of sales force personnel that will be devoted to such Co-Promotion activities.

     6.9 DELEGATION OF CERTAIN COMMERCIALIZATION OBLIGATIONS. Licensee shall have the right to Promote Licensed Products using a CSO; PROVIDED, HOWEVER, that prior to the [REDACTED], Licensee may use CSOs to conduct [REDACTED] of its overall Promotional efforts with respect to the Licensed Products.

                                    ARTICLE 7
                             MANUFACTURE AND SUPPLY

     7.1    MANUFACTURE OF LICENSED PRODUCTS.

            7.1.1 CLINICAL SUPPLIES. Promptly upon request of Licensee, the Parties shall negotiate in good faith to enter into one or more clinical supply agreement(s), pursuant to which Licensor shall use Commercially Reasonable Efforts to Manufacture and supply, or have Manufactured and supplied, in accordance with Applicable Law, clinical supplies of Licensed Products and placebos, in such form and in such quantities as may be required for any Clinical Studies, Phase IIIB Clinical Studies, Phase IV Clinical Studies or Post-Approval Commitments that are clinical studies to be conducted by Licensee hereunder (any such agreement, a "CLINICAL SUPPLY AGREEMENT"). The price to be paid by Licensee to Licensor for clinical supplies pursuant to any Clinical Supply Agreement shall equal [REDACTED] [Exclusion of confidential information relating to pricing] of Licensor's directly allocable costs with respect thereto plus the cost of shipping such clinical supplies from Licensor to Licensee, including the cost of insuring such clinical supplies.

            7.1.2  POST-APPROVAL MANUFACTURE.

                   (a) SUPPLY BY LICENSOR. At the election of Licensor, at least twenty-four (24) months prior to the anticipated date of the Initial Approval, the Parties shall commence negotiations and thereafter enter into a commercial supply agreement on terms substantially as set forth in
SCHEDULE 7.1.2, pursuant to which Licensor shall be responsible for the Manufacture of, and Licensee shall purchase exclusively from Licensor, commercial quantities of Licensed Products for sale and distribution in the Field in the Territory (such agreement or any other agreement for the Manufacture of Licensed Product or Starting Material by Licensor for supply to Licensee for sale as Licensed Product hereunder (or in the case of Starting Material, for use in the Manufacture thereof), a "COMMERCIAL SUPPLY AGREEMENT"). Licensor shall conduct its activities under any Commercial Supply Agreement under the oversight of the JCC and shall keep the JCC apprised of the status of its Manufacturing activities, whether conducted internally, by its Affiliates or by Third Parties. Without limitation of Licensor's obligations pursuant to any Commercial Supply Agreement, Licensor shall use Commercially Reasonable Efforts to develop, under the review of the JCC, commercially reasonable arrangements and strategies for back-up sources of supply of the Licensed Products that appropriately and reasonably minimize the risk of supply shortfalls and that take into account expected inventory levels and demand.

                   (b) ASSUMPTION OF MANUFACTURING RESPONSIBILITY BY LICENSEE. Licensee shall have the right to Manufacture or have Manufactured the Licensed Products (or the Starting Material for use in such Manufacture) for sale and distribution of the Licensed Products in the Field in the Territory only in the event that (i) Licensor elects not to enter into a Commercial Supply Agreement pursuant to Section 7.1.2(a) or to terminate any Commercial Supply Agreement entered into pursuant to Section 7.1.2(a) or (ii) Licensee has such right under any Commercial Supply Agreement (including the surviving terms thereof). If Licensee exercises its right to Manufacture or have Manufactured the Licensed Products (or the Starting Material for use in the Manufacture thereof) for sale and distribution of the Licensed Products in the Field in the Territory, Licensor shall use Commercially Reasonable Efforts to transfer certain Licensed Know-How as provided in Section 7.3 and to assist Licensee in negotiating and entering into agreements for such Manufacture with Licensor's contract manufacturers, which assistance shall be further defined in the applicable Commercial Supply Agreement. Notwithstanding anything to the contrary in Section 2.1.2, except as provided in Section 7.2, Licensee shall have no right to Manufacture Licensed Products except as set forth in this Section 7.1.2(b).

     7.2 SECONDARY PACKAGING AND LABELING. The Parties agree that, regardless of the Party Manufacturing or having Manufactured Licensed Products hereunder, Licensee shall be responsible for all secondary packaging and labeling with respect to the Licensed Products in the Field in the Territory. For clarity, subject to Section 15.3.4, Licensee shall have the right to perform its secondary packaging and labeling responsibilities using a subcontractor.

     7.3 MANUFACTURING TECHNOLOGY TRANSFER. Promptly after Licensee notifies Licensor that it elects to exercise its rights under Section 7.1.2(b) to Manufacture the Licensed Products (or the Starting Material for use in such Manufacture), which notice may be provided in advance of the date on which such right arises, the Parties shall use Commercially Reasonable Efforts to coordinate a plan for a full technology transfer of the Licensed Know-How relating to the Manufacture of the Licensed Products (or the Starting Material for use in such Manufacture) for use in the Field to Licensee or its designee within ninety (90) days thereafter or such longer period as the Parties may agree. The Licensed Know-How relating to the Manufacture of Licensed Product (including the Starting Material for use in such Manufacture) existing in written form on the Execution Date is set forth on SCHEDULE 7.3 hereto.

     7.4 WAIVER OF DOMESTIC MANUFACTURE OBLIGATION. Promptly following a reasonable request of Licensee, Licensor shall seek, and thereafter shall use reasonable efforts to obtain, from the United States federal government a waiver with respect to the Existing Licensed Product excusing compliance with that certain requirement set forth in 37 C.F.R. Ch. IV requiring that certain products be Manufactured in the United States unless under the circumstances domestic manufacture is not commercially feasible.

                                    ARTICLE 8
                                  CONSIDERATION

     8.1 PAYMENTS TO LICENSOR. In partial consideration of the licenses and other rights granted herein, Licensee shall make the following payments to
Licensor:

            8.1.1 LICENSE FEE. Licensee shall pay a non-refundable (but without limitation to Licensee's right to recover any amounts as damages), non-creditable license fee of thirty million U.S. Dollars ($30,000,000.00) within ten (10) days of the Execution Date.

            8.1.2 MILESTONE PAYMENTS. The following non-refundable (but without limitation to Licensee's right to recover any amounts as damages) milestone payments shall be due (a) with respect to each clinical milestone described in
(i) and (ii) below, within fourteen (14) days following Licensee's receipt of written notice of Licensor's achievement of such milestone, and (b) with respect to each commercial milestone described in (iii) - (v) below, within thirty (30) days following the last day of the month in which such milestone is achieved. Licensee shall notify Licensor promptly of the occurrence of any such commercial milestone. Licensee shall make the milestone payments in the amounts provided below as set forth in the first sentence of this Section 8.1.2:

                         Clinical Milestones & Payments

(i) [REDACTED] [Exclusion of confidential  [REDACTED] [Exclusion of confidential
information relating to milestone]         information relating to milestone
                                           payment]
(ii) [REDACTED] [Exclusion of              [REDACTED] [Exclusion of confidential
confidential information relating to       information relating to milestone
milestone]                                 payment]

                        Commercial Milestones & Payments

(iii) [REDACTED] [Exclusion of             [REDACTED] [Exclusion of confidential
confidential information relating to       information relating to milestone
milestone]                                 payment]
(iv) [REDACTED] [Exclusion of              [REDACTED] [Exclusion of confidential
confidential information relating to       information relating to milestone
milestone]                                 payment]
(v) [REDACTED] [Exclusion of confidential  [REDACTED] [Exclusion of confidential
information relating to milestone]         information relating to milestone
                                           payment]

For clarification, each milestone payment shall be payable only once irrespective of the number of times the milestone events set forth in this
Section 8.1.2 have been achieved such that the maximum amount payable pursuant to this Section 8.1.2 is One Hundred Thirty-Five Million U.S. Dollars ($135,000,000).

     8.2    ROYALTIES.

            8.2.1 IN GENERAL. During each Royalty Term Licensee shall pay to Licensor royalties in U.S. Dollars based on aggregate Net Sales during each full or partial Calendar Year at the rates set forth below:

                   (a) for that portion of aggregate Net Sales in such Calendar Year that is less than [REDACTED], the royalty rate shall be [REDACTED] [Exclusion of confidential information relating to royalties];

                   (b) for that portion of aggregate Net Sales in such Calendar Year that equals or exceeds [REDACTED] but is less than [REDACTED], the royalty rate shall be [REDACTED] [Exclusion of confidential information relating to royalties];

                   (c) for that portion of aggregate Net Sales in such Calendar Year that equals or exceeds [REDACTED] but is less than [REDACTED], the royalty rate shall be [REDACTED] [Exclusion of confidential information relating to royalties]; and

                   (d) for that portion of aggregate Net Sales in such Calendar Year that equals or exceeds [REDACTED], the royalty rate shall be [REDACTED] [Exclusion of confidential information relating to royalties];

PROVIDED, HOWEVER, that, for any period during the term of the Trademark License Agreement for which royalties are paid by Licensee to Licensor for use of any Licensed Trademark, the royalty rates set forth in (a) - (d) above shall each be decreased by [REDACTED] [Exclusion of confidential information relating to royalties] for the corresponding period; and

PROVIDED, further, that, without limiting the foregoing, in the event that Licensor does not Manufacture or have Manufactured some or all quantities of Licensed Product for supply to Licensee for commercial sale in the Field in the Territory, the royalty rates set forth in (a) - (d) above shall each be increased by [REDACTED] [Exclusion of confidential information relating to royalties] with respect to any quantity of Licensed Product that the Licensor does not so Manufacture or have Manufactured.

            8.2.2 ROYALTY STEP-DOWNS. On a Licensed Product-by-Licensed Product basis, the following royalty rate reductions shall apply during the Royalty Term applicable to such Licensed Product. For illustrative purposes only, sample calculations of each of the following royalty rate reductions are set forth in
SCHEDULE 8.2.2.

                   (a) On and after the Valid Claim Expiration with respect to a given Licensed Product in the Field in the Territory, during the remainder of the applicable Royalty Term, the royalty rate applicable to the calculation of royalties payable by Licensee to Licensor with respect to such Licensed Product pursuant to Section 8.2.1 shall equal the Effective Royalty Rate less [REDACTED] [Exclusion of confidential information relating to royalties] of the Effective Royalty Rate.

                   (b) In addition to any reduction that may be permitted pursuant to Section 8.2.2(a), in the event that one or more Generic Versions of a Licensed Product becomes commercially available in the Territory during the applicable Royalty Term, then for each Calendar Quarter after the Generic Version first becomes commercially available ("GENERIC LAUNCH"), including the portion of the Calendar Quarter in which the Generic Launch occurs, the royalty rate applicable to the calculation of royalties payable by Licensee to Licensor with respect to such Licensed Product pursuant to Section 8.2.1 shall equal the Effective Royalty Rate (as adjusted pursuant to the foregoing clause (a), if applicable) less a percentage of the Effective

Royalty Rate equal to the following, subject to Section 8.2.2(c):

     [REDACTED] [Exclusion of confidential information relating to royalties]

For the Calendar Quarter in which Generic Launch occurs, such calculation shall be made solely with respect to the portion of the Calendar Quarter following Generic Launch and, for purposes of such calculation, [REDACTED] [Exclusion of confidential information relating to royalties] shall be prorated accordingly.

                   (c) Notwithstanding anything to the contrary contained herein, in no event shall any reductions made under Section 8.2.2(a), 8.2.2(b) or 9.5.4(b), in the aggregate, reduce the royalties payable by Licensee to Licensor to an amount less than the amounts calculated in accordance with the following (each, the applicable "ROYALTY FLOOR").

                         (i)   Subject to clause (ii) below, the royalty rate
reductions applicable to a Licensed Product in a Calendar Quarter under Sections 8.2.2(a) and 8.2.2(b), in the aggregate, shall not reduce the royalty rate applied to Net Sales of such Licensed Product in such Calendar Quarter to less than [REDACTED] [Exclusion of confidential information relating to royalties] of the Effective Royalty Rate.

                         (ii)  If Licensee has exercised its right to obtain a
license from a Third Party as described in Section 9.5.4(a) and such license is required to Exploit the Existing Licensed Product for BPH, the reductions applicable to such Existing Licensed Product in such Calendar Quarter under Sections 8.2.2(a) (if any), 8.2.2(b) (if any) and 9.5.4(b), in the aggregate, shall not reduce the royalty rate applied to Net Sales of such Existing Licensed Product in such Calendar Quarter to [REDACTED] [Exclusion of confidential information relating to royalties] of the Effective Royalty Rate. If Licensee has exercised its right to obtain a license from a Third Party as described in
Section 9.5.4(a) and such license is required to Exploit (A) any Licensed Product other than the Existing Licensed Product or (B) the Existing Licensed Product for any indication other than BPH, the reductions applicable to such Licensed Product under Sections 8.2.2(a) (if any), 8.2.2(b) (if any) and 9.5.4(b), in the aggregate, shall not reduce the royalty rate applied to Net Sales of the applicable Licensed Product in such Calendar Quarter to [REDACTED] [Exclusion of confidential information relating to royalties] of the Effective Royalty Rate.

            8.2.3 ROYALTY TERM. Upon expiration of the Royalty Term with respect to a given Licensed Product in the Field in the Territory, the licenses granted to Licensee in Section 2.1 with respect to such Licensed Product in the Field in the Territory shall become non-exclusive, perpetual, irrevocable and fully paid-up.

            8.2.4 BLENDED ROYALTY RATES. The Parties acknowledge and agree that the Licensed Patents and Licensed Know-How licensed from Licensor to Licensee pursuant to this Agreement justify royalty rates of differing amounts with respect to the sales of Licensed Products, which rates could each be applied separately to the Licensed Products, and that, if such royalties were calculated separately, royalties relating to Licensed Patents and royalties relating to Licensed Know-How would each last for different terms. Notwithstanding the foregoing, the Parties have determined, for reasons of convenience, that blended royalty rates for the Licensed

Patents and Licensed Know-How licensed hereunder, as set forth above, shall apply during a single payment term (i.e., the Royalty Term). The Parties acknowledge and agree that nothing in this Agreement shall be construed as representing an estimate or projection of the anticipated sales or the actual value of the Licensed Products, and that the figures set forth in this Section
8.2 or elsewhere in this Agreement or that have otherwise been discussed by the Parties are merely intended to define the Licensee's royalty payment obligations if such sales performance is achieved.

            8.2.5 ROYALTY PAYMENTS. Running royalties shall be payable on a quarterly basis, within thirty (30) days after the end of each Calendar Quarter, based upon the aggregate Net Sales during such Calendar Quarter. Royalties shall be calculated in accordance with IFRS and with the terms of this ARTICLE 8. Only one royalty payment shall be due on Net Sales even though the sale or use of a Licensed Product may be covered by more than one Licensed Patent or item of Licensed Know-How in the Territory.

            8.2.6 ROYALTY STATEMENTS. Each royalty payment hereunder shall be accompanied by a statement in sufficient detail to allow for the calculation of royalties due hereunder, including by showing, at a minimum, for the applicable Calendar Quarter (a) the number of units of Licensed Product sold in the Field in the Territory, (b) Net Sales, (c) the amount of royalties due on such Net Sales and (d) any other information reasonably requested by Licensor. For any Calendar Quarter for which a royalty is due under the Tulane License for sales of Licensed Products in the Field in the Territory, such statement shall be certified by an officer of Licensee.

     8.3 COMBINATION PRODUCTS. With respect to Combination Products, the Net Sales used for the calculation of the royalties under Section 8.2 shall be determined as follows:

                     A     x   Net Sales of the Combination Product, where:
                   -----

                    A+B

----------
A = standard sales price of the Product, containing the same amount of API as the sole active ingredient as the Combination Product in question.

B = standard sales price of the ready-for-sale form of a product containing the same amount of the other therapeutically active ingredient(s) that are contained in the Combination Product in question.

An example of such calculation, provided for illustrative purposes only, is set forth in SCHEDULE 8.3.

In the event, however, that if, (a) the other therapeutically active ingredient(s) in such Combination Product are not sold separately, Net Sales shall be adjusted by multiplying actual Net Sales of such Combination Product by the fraction A/C, where C is the standard sales price of such Combination Product, and (b) if a Product containing such API is not sold separately, Net Sales shall be calculated by multiplying actual Net Sales of such Combination Product by the fraction (C-B)/C, where B is the standard sales price of the other therapeutically active ingredient(s) in the Combination Product and C is the standard sales price of the Combination

Product. The standard sales price for the Product containing API and for each other active ingredient shall be for a quantity comparable to that used in such Combination Product and of the same class, purity and potency. If both a Product containing the API and a product containing the other active ingredients in such Combination Product are not sold separately, a market price for such Product and such other active ingredients shall be negotiated by the Parties in good faith based upon the costs, overhead and profit as are then incurred for such Combination Product and all products then being made and marketed by Licensee and having an ascertainable market price that is comparable to such Product or such other active ingredients, as applicable. If the foregoing calculations do not fairly represent the value of the various active ingredients included in a Combination Product, the allocation of Net Sales for such Combination Product shall be negotiated by the Parties in good faith.

     8.4 OTHER INCOME FROM SUBLICENSEES. Licensee shall pay or transfer, as applicable, to Licensor [REDACTED] [Exclusion of confidential information relating to consideration payable hereunder] of any and all payments or other consideration (other than (a) payments received by Licensee based on Invoiced Sales by a Sublicensee, to the extent such payments are less than or equal to the amount that Licensee is obligated to pay to Licensor as royalties based on such Invoiced Sales pursuant to Section 8.2 and (b) upfront and milestone payments, to the extent such payments constitute a pass through of any upfront or milestone payment obligation set forth in Section 8.1) received directly or indirectly by Licensee, whether in cash, equity securities or other form, from any Sublicensee as consideration for the grant by Licensee of any right or sublicense to such Sublicensee pursuant to the terms of Section 2.5. Licensee shall make all payments and transfers due to Licensor pursuant to this Section
8.4 no later than sixty (60) days following Licensee's receipt of the applicable payment or other consideration from the applicable Sublicensee. With respect to any consideration provided by any Sublicensee to Licensee in a form other than cash, which consideration triggers a payment obligation under this Section 8.4, Licensee may elect to either (i) transfer to Licensor [REDACTED] [Exclusion of confidential information relating to consideration payable hereunder] of such consideration in the form received by Licensee (e.g., transfer of equity shares) or (b) pay an amount equal to [REDACTED] [Exclusion of confidential information relating to consideration payable hereunder] of the fair market value of such consideration. Notwithstanding anything in this Section 8.4, no payment to Licensor shall be due pursuant to this Section 8.4 with respect to any payments or other consideration received by Licensee, directly or indirectly, from any Sublicensee, which payments or other consideration constitute reasonable payment or consideration by a Sublicensee for any bona fide services, including development and manufacturing services, actually provided by Licensee after the Execution Date or which Licensee is obligated to provide in the future pursuant to an agreement entered into with a Sublicensee after the Execution Date.

     8.5 PAYMENT OF DEVELOPMENT EXPENSES. Licensor shall invoice Licensee within thirty (30) days after the end of each Calendar Quarter for any Development Costs incurred by Licensor during such Calendar Quarter to the extent reimbursable by Licensee pursuant to Section 4.4. Such invoice shall specify in reasonable detail all amounts included in such Development Costs during such Calendar Quarter (broken down by activity) and shall be accompanied by appropriate supporting documentation, including any Third Party invoices for such Development Costs. Within thirty (30) days after the date on which such invoice is received by Licensee, Licensee shall pay the amount due thereunder in Euros to Licensor.

     8.6 RECOVERY OF AMOUNTS PAID TO TULANE. In the event that the Tulane License is terminated and Licensee is obligated to pay any amounts to Tulane pursuant to (a) paragraph 9 of the Letter Agreement in order to enter into a New License Agreement (as defined in the Letter Agreement) or (b) a New License Agreement, which amounts constitute royalties or other payments due thereunder, then Licensor shall reimburse Licensee for such amounts within thirty (30) days after receipt by Licensor of an invoice for such amounts and appropriate supporting documentation with respect to such invoice. If Licensor fails to reimburse Licensee for any such amounts when due, Licensee may deduct such amounts from the amounts due to Licensor hereunder, which deduction may be made without regard to any Royalty Floor (although, for clarity, such royalties as calculated pursuant to Section 8.2 prior to taking such deduction shall remain subject to the applicable Royalty Floor), until such amount has been fully offset, at which point it shall be considered paid in full.

     8.7 MODE OF PAYMENT. Except with respect to upfront and milestone payments payable to Licensor under Section 8.1, royalties payable to Licensor under Section 8.2 and as otherwise specified herein, all payments to a Party under this Agreement shall be made in Euros. All payments under this Agreement shall be made by deposit of the applicable currency by wire transfer to:

in the case of Licensor, the following account or such other account designated by Licensor by written notice to Licensee:

                      Degussa Bank GmbH, Frankfurt am Main
                             Theodor-Heuss-Allee 74
                                 60486 Frankfurt
                             Account No.: [REDACTED]
                              Bankcode: [REDACTED]
                                IBAN: [REDACTED]
                             Swift- BIC: [REDACTED]

or, in the case of Licensee, the account designated by Licensee by written notice to Licensor.

     8.8 CURRENCY. For the purpose of converting any Development Costs incurred in a currency other than Euros to Euros, such Development Costs shall be converted from the applicable currency to Euros on a calendar monthly basis at the rate of exchange between the currency in which such Development Costs were incurred and the Euro at the European Central Bank spot rate at 2:15 pm European Central Time on the last day of the calendar month in which such Development Costs were incurred.

     8.9 TAXES. The royalties, milestones and other amounts payable by Licensee to Licensor pursuant to this Agreement ("PAYMENTS") shall not be reduced on account of any Taxes unless required by Applicable Law. Licensor alone shall be responsible for paying any and all Taxes (other than withholding taxes required by Applicable Law to be deducted from Payments and remitted by Licensee) levied on account of, or measured in whole or in part by reference to, any Payments it receives. Licensee shall deduct or withhold from the Payments any Taxes that it is required by Applicable Law to deduct or withhold. Notwithstanding the foregoing, if Licensor is entitled under any applicable tax treaty to a reduction of rate of, or the elimination of, applicable withholding Tax, it may deliver to Licensee or the appropriate governmental authority (with the assistance of Licensee to the extent that this is reasonably required and is expressly requested in writing) the prescribed forms necessary to reduce the applicable rate of withholding or to relieve Licensee of its obligation to withhold Tax, and Licensee shall apply the reduced rate of withholding, or dispense with withholding, as the case may be; provided that Licensee has received evidence, in a form reasonably satisfactory to Licensee, of Licensor's delivery of all applicable forms (and, if necessary, its receipt of appropriate governmental authorization) at least fifteen (15) days prior to the time that the Payments are due. If, in accordance with the foregoing, Licensee withholds any amount, it shall pay to Licensor the balance when due, make timely payment to the proper taxing authority of the withheld amount and send to Licensor proof of such payment within ten (10) days following such payment.

     8.10 INTEREST ON LATE PAYMENTS. If any payment due to Licensor under this Agreement is not paid when due then Licensee shall pay interest thereon (before and after any judgment) at an annual rate (but with interest accruing on a daily basis) of two (2) percentage points above LIBOR as reported on the first Business Day of each month such payment is overdue in THE WALL STREET JOURNAL, Eastern Edition, such interest to run from the date upon which payment of such sum became due until payment thereof in full together with such interest.

     8.11 FINANCIAL RECORDS. Licensee shall, and shall cause its Sublicensees and its and their respective Affiliates to, keep complete and accurate financial books and records pertaining to all Invoiced Sales (including any deductions therefrom) and Net Sales of Licensed Products in sufficient detail to calculate the royalties and other amounts payable under this Agreement. Licensor shall, and shall cause its Affiliates to, keep complete and accurate books and records pertaining to any Development Costs for which Licensor seeks reimbursement hereunder. Such books and records shall be retained by such Party or its applicable Affiliate, or, with respect to Licensee, its Sublicenses, until the later of (a) three (3) years after the end of the period to which such books and records pertain and (b) the expiration of the applicable tax statute of limitations (or any extensions thereof), or for such longer period as may be required by Applicable Law.

     8.12 AUDIT. At the request of either Party, the other Party shall, and shall cause its Affiliates and, with respect to Licensee, its Sublicensees to, permit an independent certified public accounting firm of internationally recognized standing (the "AUDITOR") selected by the requesting Party, and reasonably acceptable to the other Party, at reasonable times and upon reasonable notice, to examine the books and records maintained pursuant to
Section 8.11. Such examinations may not (a) be conducted for any Calendar Quarter more than three (3) years after the end of such Calendar Quarter, (b) be conducted more than once in any twelve (12) month period or (c) be repeated for any Calendar Quarter. The Auditor shall disclose to the Parties only whether the reported amounts and any related invoices are correct or incorrect and the specific details concerning any discrepancies. The decision of the Auditor shall be final and the cost of this examination shall be borne by the Party that requested the examination, unless the audit reveals a variance (to the detriment of the auditing Party) of more than five percent (5%) from the reported amounts, in which case the audited Party shall bear the cost of the audit.

     8.13 RECONCILIATION. If an audit pursuant to Section 8.12 demonstrates that additional payments were owed or that excess payments were made during any period, the applicable Party shall make a reconciling payment to the other Party within thirty (30) days after the date on which the accounting firm's written report is delivered to the Parties pursuant to Section 8.12.

     8.14 CONFIDENTIALITY. The receiving Party shall treat all information subject to review under this ARTICLE 8 in accordance with the confidentiality provisions of ARTICLE 11, and the Parties shall cause any Auditor to enter into a reasonably acceptable confidentiality agreement with the audited Party obligating such firm to retain all such financial information in confidence pursuant to such confidentiality agreement.

                                    ARTICLE 9
                              INTELLECTUAL PROPERTY

     9.1    OWNERSHIP OF INTELLECTUAL PROPERTY.

            9.1.1 OWNERSHIP OF TECHNOLOGY. Subject to Section 9.1.3, ARTICLE 14 and the license grants under Section 2.1 and 2.2, as between the Parties, each Party shall own and retain all right, title and interest in and to any and all:
(a) Information that is conceived, discovered, developed or otherwise made by or on behalf of such Party (or its Affiliates or its licensees (other than, in the case of Licensor, Licensee)) under or in connection with this Agreement, whether or not patented or patentable, and any and all Patent and other intellectual property rights with respect thereto, except to the extent that any such Information or any Patent or intellectual property rights with respect thereto, is Joint Know-How or Joint Patents, and (b) other Information, Patents and other intellectual property rights that are owned or otherwise Controlled (other than pursuant to the license grants set forth in ARTICLE 2) by such Party, its Affiliates or its licensees (other than, in the case of Licensor, Licensee), including in the case of Licensor, the Licensed Patents and the Licensed Know-How, and in the case of Licensee, the Licensee Patents and the Licensee Know-How.

            9.1.2 OWNERSHIP OF REGULATORY DOCUMENTATION. From the Execution Date until the date that Licensor obtains the Initial Approval, subject to the right of references granted to the other Party under Section 2.1.3 and
Section 2.2.3, as between the Parties, Licensor shall own and retain all right, title and interest in and to all Regulatory Approvals, all Regulatory Documentation and all Drug Master Files with respect to Licensed Products in the Field in the Territory, as well as all Clinical Data, in each case that are Controlled by Licensor as of the Execution Date and from time to time until the grant of the Initial Approval. Following the grant of the Initial Approval, subject to the licenses and rights of reference granted to Licensor under
Section 2.2, as between the Parties, Licensee shall own all right, title and interest in and to all Regulatory Approvals (other than any IND owned or Controlled by Licensor and the Drug Master Files of Licensor or its contract manufacturers) with respect to Licensed Products in the Field in the Territory and the Regulatory Documentation with respect thereto. Upon receipt of the Initial Approval (or such later date as is elected by Licensee) and from time to time during the Term, Licensor shall promptly disclose to Licensee in writing, and shall cause its Affiliates to so disclose, the development, making, conception or reduction to practice of any such Regulatory Approvals, Regulatory Documentation and Clinical Data, and Licensor shall and does hereby, assign, and shall cause its Affiliates to so assign, to Licensee, without additional compensation, such right, title and interest in and to any such Regulatory Approvals (other than any IND owned or Controlled by Licensor and the Drug Master Files of Licensor or its contract manufacturers), Regulatory Documentation and Clinical Data as well as any intellectual property rights with respect thereto, as is necessary to fully vest sole ownership in Licensee.

            9.1.3 OWNERSHIP OF JOINT PATENTS AND JOINT KNOW-HOW. Subject to the license grants under Sections 2.1 and 2.2, the Parties shall each own an equal, undivided interest in any and all (a) Information and inventions that are conceived, discovered, developed or otherwise made, as necessary to establish authorship, inventorship or ownership under applicable United States law, jointly by or on behalf of Licensor (or its Affiliates), on the one hand, and Licensee (or its Affiliates or its Sublicensees), on the other hand, in connection with the work conducted under or in connection with this Agreement, whether or not patented or patentable (the "JOINT KNOW-HOW"), and (b) Patents (the "JOINT PATENTS") and other intellectual property rights with respect thereto (together with Joint Know-How and Joint Patents, the "JOINT INTELLECTUAL PROPERTY RIGHTS"). Subject to this Section 9.1.3, the licenses granted under Sections 2.1 and 2.2 and the restrictions set forth in Section 2.8, in no event shall either Party or any of its respective Affiliates or Sublicensees assign, license or transfer any of their right, title and ownership in and to any Joint Intellectual Property Rights to any Third Party without the prior written consent of the other Party, such consent not to be unreasonably withheld; PROVIDED, HOWEVER, that each Party shall have the right to (sub)license its rights with respect to the Joint Intellectual Property Rights to the extent that it has a right to (sub)license pursuant to Section 2.5. Subject to this
Section 9.1.3, the licenses granted under Sections 2.1 and 2.2 and the restrictions set forth in Section 2.8, each Party shall have the right to Exploit any Joint Intellectual Property Rights without the consent of, or a duty of accounting to, the other Party.

            9.1.4 DISCLOSURE OF INTELLECTUAL PROPERTY. Each Party shall promptly disclose to the other Party in writing, and shall cause its Affiliates and (sub)licensees to so disclose, the development, making, conception or reduction to practice of any Patents or Information to which the other Party has a license under ARTICLE 2, including, with respect to Licensee, any Licensee Patents, Licensee Know-How, Joint Patents and Joint Know-How, and, with respect to Licensor, any Licensed Patents, Licensed Know-How, Joint Patents and Joint Know-How.

            9.1.5 UNITED STATES LAW. The determination of whether Information is conceived, discovered, developed or otherwise made by a Party for the purpose of allocating proprietary rights (including Patent, copyright or other intellectual property rights) therein, shall, for purposes of this Agreement, be made in accordance with applicable law in the United States. In the event that United States law does not apply to the conception, discovery, development or making of any Information hereunder, each Party shall, and does hereby, assign, and shall cause its Affiliates and Sublicensees to so assign, to the other Party, without additional compensation, such right, title and interest in and to any Information as well as any intellectual property rights with respect thereto, as is necessary to fully effect, as applicable, (a) the sole ownership provided for in Section 9.1.1 and (b) the joint ownership provided for in
Section 9.1.3.

            9.1.6 OWNERSHIP OF CORPORATE NAMES. As between the Parties, Licensor shall retain all right, title and interest in and to the Corporate Names and Licensee agrees that it shall not attack, dispute or contest the validity of or ownership of the Corporate Names or any registrations issued or issuing with respect thereto. Licensee expressly acknowledges and agrees that no ownership rights are vested or created by the limited rights of use granted pursuant to Section 2.1.4 and that all use of the Corporate Names in accordance therewith, including any goodwill generated in connection therewith, inures to the benefit of Licensor and Licensor may call for a confirmatory assignment thereof.

     9.2    MAINTENANCE AND PROSECUTION OF PATENTS.

            9.2.1  LICENSED PATENTS AND LICENSEE PATENTS.

                   (a) LICENSED PATENTS. Subject to Sections 9.2.1(c) and 9.2.5, Licensor shall, using outside legal counsel reasonably acceptable to Licensee, diligently file, prosecute (including any interferences, reissue proceedings and re-examinations) and maintain the Licensed Patents in the Field in the Territory. Licensee and Licensor shall bear equally all reasonable costs and expenses of obtaining and maintaining the Licensed Patents listed on
SCHEDULE 9.2.1 (the "SHARED COST PATENTS") during the Term, including reasonable fees and expenses paid to outside legal counsel and experts; PROVIDED, HOWEVER, that Licensee's share of such costs and expenses shall not exceed [REDACTED] in any Calendar Year (prorated for partial Calendar Years during the Term) and Licensor shall bear any such costs and expenses in excess thereof. Licensor shall bear all costs and expenses of obtaining and maintaining the Licensed Patents other than the Shared Cost Patents, including fees and expenses paid to outside legal counsel and experts. In this regard, Licensor shall (i) file, prosecute and maintain Patent applications to secure Patent rights for the Licensed Patents in the Territory and for the use of Licensed Products in the Field in the Territory (except to the extent that a Third Party licensor has retained the right to do so, in which case Licensor shall use commercially reasonable efforts to cause such Third Party licensor to do so), and such other patentable Licensed Know-How as Licensee may from time to time designate in writing, in each case in the Territory; and (ii) upon issuance, maintain such Patents in full force in the Territory. Licensor shall take such action in support of filing or prosecuting such Patent applications and maintaining such Patents (including pursuing or defending any interferences, reissue proceedings or re-examinations) as Licensee may from time to time request in writing.

                   (b) LICENSEE PATENTS. Licensee, through legal counsel of its choosing, shall have the right, but not the obligation, to obtain, prosecute (including carrying out any interferences, reissue proceedings and re-examinations), and maintain throughout the world the Licensee Patents, at its cost and expense.

                   (c)   DECISIONS TO PROSECUTE.

                         (i)     Without limitation of Section 9.2.1(a), if
Licensor elects not (A) to pursue or continue the filing, prosecution (including any interferences, reissue proceedings and re-examinations) or maintenance of a Licensed Patent in the Field in the Territory, or (B) to take any other action with respect to a Licensed Patent in the Field in the Territory that is necessary or useful to establish, preserve or extend rights thereto, then in each such case Licensor shall so notify Licensee in writing not less than two
(2) months before any deadlines by which an action must be taken to establish or preserve any such rights in a Licensed Patent in the Field in the Territory. Upon receipt of each such notice by Licensee or if, at any time, Licensor fails to initiate any such action within thirty (30) days after a request by Licensee that it do so (or, if after initiating any requested action, Licensor at any time thereafter fails to diligently pursue such action), Licensee shall have the right, but not the obligation, through counsel of its choosing, to pursue the filing or registration, or support the continued prosecution

(including any interferences, reissue proceedings and re-examinations) or maintenance, of such Licensed Patent at its expense. If Licensee elects to pursue such filing or registration, as the case may be, or continue such support, then Licensee shall notify Licensor of such election and Licensor shall, and shall cause its Affiliates to, (1) reasonably cooperate with Licensee in this regard, and (2) promptly release or assign to Licensee, without consideration, all right, title and interest in and to such Licensed Patent in the Field in the Territory, whereupon such Patent shall cease to be a Licensed Patent.

                         (ii)    If Licensee elects not (A) to pursue or
continue the filing, prosecution (including any interferences, reissue proceedings and re-examinations) or maintenance of a Licensee Patent, or (B) to take any other action with respect to a Licensee Patent that is necessary or useful to establish, preserve or extend rights thereto, then in each such case Licensee shall so notify Licensor in writing not less than two (2) months before any deadlines by which an action must be taken to establish or preserve any such rights in such Licensee Patent. Upon receipt of each such notice by Licensor or if, at any time, Licensee fails to initiate any such action within thirty (30) days after a request by Licensor that it do so (or, if after initiating any requested action, Licensee at any time thereafter fails to diligently pursue such action), Licensor shall have the right, but not the obligation, through counsel of its choosing, to pursue the filing or registration, or support the continued prosecution (including any interferences, reissue proceedings and re-examinations) or maintenance, of such Licensee Patent at its expense. If Licensor elects to pursue such filing or registration, as the case may be, or continue such support, then Licensor shall notify Licensee of such election and Licensee shall, and shall cause its Affiliates to, (1) reasonably cooperate with Licensor in this regard, and (2) promptly release or assign to Licensor, without consideration, all right, title and interest in and to such Licensee Patent.


            9.2.2 JOINT PATENTS. The Parties shall determine, on a case-by-case basis, which Party shall have the responsibility, through counsel of its choosing, for obtaining, prosecuting (including any interferences, reissue proceedings and re-examinations) and maintaining a Joint Patent throughout the world (such Party, the "PROSECUTING PARTY"). In selecting the Prosecuting Party, the Parties shall consider the relative contributions of each Party to the Joint Intellectual Property Rights and the expected efficiencies of the patent prosecution procedures of the respective Parties. The Prosecuting Party shall have the sole right to determine in which countries to obtain, prosecute and maintain the Joint Patents. The other Party shall have the right to request that the Prosecuting Party obtain, prosecute and maintain a Joint Patent in a particular country. If the Prosecuting Party declines, or otherwise fails, to initiate any such requested action with respect to a Joint Patent within sixty (60) days (or, if after initiating any requested action, the Prosecuting Party at any time thereafter fails to diligently pursue such action), in each case the other Party shall have the right to take such action with respect to such Joint Patent. The Parties shall, and shall cause their respective Affiliates, as applicable, to assist and cooperate with one another in, and share equally the cost and expense of, filing, prosecuting and maintaining the Joint Patents. Notwithstanding the above, either Party may decline to pay its share of the costs and expenses for filing, prosecuting and maintaining any Joint Patent in a particular country or particular countries, in which case the declining Party shall assign, and shall cause its Affiliates to assign, to the other Party all of their rights, titles and interests in and to any such Joint Patent in the relevant country or countries whereupon such Joint Patent shall become a Licensee Patent owned solely by Licensee or a Licensed Patent in such country or countries, as the case may be.

            9.2.3 COOPERATION. In connection with the activities set forth in Sections 9.2.1 or 9.2.2: (a) each Party shall consult with the other as to the strategy and prosecution of applications for Patents and the maintenance or extension of the Licensed Patents, Licensee Patents and Joint Patents; (b) each filing Party shall regularly provide the other Party with copies of all Patent applications filed hereunder and other material submissions and correspondence with the patent offices in sufficient time to allow for review and comment by the other Party, and in any event at least thirty (30) days in advance of the due date of any payment or other administrative action that is required to obtain or maintain a Patent; (c) such filing Party shall provide the other Party and its patent counsel with an opportunity to consult with the filing Party and its patent counsel regarding the filing and contents of any such application, amendment, submission or response; and (d) such filing Party shall notify the other Party as early as reasonably practicable, and in any event at least thirty
(30) days in advance of all meetings and material communications with any patent authorities concerning the Licensed Patents, Licensee Patents or Joint Patents and shall permit the other Party to participate in such meetings, and the advice and suggestions of the other Party and its patent counsel shall be taken into consideration in good faith by such Party and its patent counsel in connection with such filing.

            9.2.4 CREATE ACT. Notwithstanding anything to the contrary in this ARTICLE 9, each Party shall have the right to invoke the Cooperative Research and Technology Enhancement Act of 2004, 35 U.S.C. 103(c)(2)-(c)(3) (the "CREATE ACT") when exercising its rights under this ARTICLE 9, without the prior written consent of the other Party. Where a Party intends to invoke the CREATE Act, as permitted by the preceding sentence, it shall notify the other Party and the other Party shall cooperate and coordinate its activities with Licensee with respect to any submissions, filings or other activities in support thereof. The Parties acknowledge and agree that this Agreement is a "joint research agreement" as defined in the CREATE Act.

            9.2.5 PATENT TERM EXTENSION. Regardless of which Party is filing, prosecuting and maintaining any Patents pursuant to this ARTICLE 9, the Parties shall agree in writing on all decisions regarding all patent term extensions with respect to the Licensed Patents and the Joint Patents in the Territory, and Licensee shall have the right to make all decisions regarding all patent term extensions with respect to the Licensee Patents in the Territory, including with respect to extensions pursuant to 35 U.S.C. Section 156 et. seq. Upon request by a Party, the other Party shall reasonably cooperate in the implementation of such decisions.

            9.2.6 ORANGE BOOK LISTINGS. Notwithstanding anything to the contrary in Section 9.1.2, Licensee shall have the sole right to make all filings with the FDA with respect to the Licensed Patents in the Field in the Territory (or to direct Licensor to make such filings before the Regulatory Approval Transfer), including as required or allowed in connection with the FDA's Orange Book. Licensor shall (a) provide to Licensee all Information, including a correct and complete list of Licensed Patents covering any Licensed Product, that is necessary or reasonably useful to enable Licensee to make such filings with the FDA with respect to the Licensed Patents, and (b) cooperate with Licensee's reasonable requests in connection therewith, including meeting any submission deadlines, in each case, to the extent required or permitted by Applicable Law. Licensee shall promptly notify Licensor of any such filings with the FDA with respect to the Licensed Patents.

     9.3    ENFORCEMENT OF PATENTS.

            9.3.1 RIGHTS AND PROCEDURES. In the event that either Party has cause to believe that a Third Party may be infringing any of the Licensed Patents, Licensee Patents or Joint Patents in the Field in the Territory, it shall promptly notify the other Party in writing, identifying the alleged infringer and the alleged infringement complained of and furnishing the information upon which such determination is based. Subject to any rights of Tulane under the Tulane License, Licensee shall have the first right, but not the obligation, through counsel of its choosing, to take measures to stop such infringement of the Licensed Patents or Joint Patents by such Third Party in the Field in the Territory or to grant to the infringing Third Party adequate rights and licenses necessary for continuing the otherwise infringing activities in the Field in the Territory. Licensee shall control such action and, upon reasonable request by Licensee, Licensor shall give Licensee all reasonable information and assistance, including allowing Licensee access to Licensor's files and documents and to Licensor's personnel who may have possession of relevant information and, if necessary for Licensee to prosecute any legal action, joining in the legal action as a party, and the Parties shall share Licensor's reasonable costs and expenses incurred with respect to such joinder in accordance with Section 9.3.4. Licensor shall use its Commercially Reasonable Efforts to obtain any consents required by Tulane under the Tulane License to remove such infringement. If Licensee fails within ninety (90) days following notice of such infringement, or earlier notifies Licensor in writing of its intent not to take commercially appropriate steps to remove any infringement of any Licensed Patent or Joint Patent, and Licensee has not granted the infringing Third Party rights and licenses to continue its otherwise infringing activities, then Licensor shall have the right to remove such infringement at Licensor's expense; PROVIDED, HOWEVER, that if Licensee has commenced negotiations with an alleged infringer for discontinuance of such infringement within such ninety (90) day period, Licensee shall have an additional ninety (90) days to conclude its negotiations before Licensor may bring suit for such infringement. Upon reasonable request by Licensor and at Licensor's cost and expense, Licensee shall give Licensor all reasonable information and assistance in connection with such suit for infringement.

            9.3.2 SETTLEMENT OF AN ENFORCEMENT CLAIM. The Party seeking to remove any infringement of the Licensed Patents or Joint Patents in the Field in the Territory shall have the right to control settlement of any claims that a Third Party may be infringing such Patents, subject, in the case of the Tulane Patent, to any consent rights of Tulane under the Tulane License; PROVIDED, HOWEVER, that if Licensor is controlling such settlement, no settlement shall be entered into without the prior written consent of Licensee. Licensor shall use its Commercially Reasonable Efforts to obtain any consents to such settlement required by Tulane under the Tulane License.

            9.3.3 ANDA ACT. Notwithstanding the foregoing, either Party shall, within three (3) Business Days, advise the other party of receipt of any notice of (a) any certification filed under the U.S. "Drug Price Competition and Patent Term Restoration Act" of 1984 (21 United States Code Section 355(b)(2)(A)(iv) or
(j)(2)(A)(vii)(IV)) ("ANDA ACT") claiming that any Licensed Patents or Joint Patents are invalid or unenforceable or claiming that any Licensed Patent or Joint Patent will not be infringed by the manufacture, use, marketing, sale or importation of a product for which an application under the ANDA ACT is filed, or (b) any equivalent or similar certification or notice in any other jurisdiction. The Parties' rights and obligations with respect to any legal action as a result of such certification shall be as set forth in Sections 9.3.1, 9.3.2 and 9.3.4, PROVIDED, HOWEVER, that within thirty (30) days of such notice the enforcing Party shall notify the other Party as to whether or not it elects to prosecute such infringement.

            9.3.4 EXPENSES AND RECOVERY. With respect to all reasonable costs and expenses of either Party incurred in connection with Licensee's pursuing any action under Section 9.3.1 (including any costs or expenses incurred that exceed the amounts recovered by such Party pursuant to this Section 9.3.4 and all judgment amounts against or agreed to be paid by Licensee pursuant to such action), as between the Parties, Licensee shall bear [REDACTED] [Exclusion of confidential information relating to cost-sharing] of such costs and expenses and Licensor shall bear [REDACTED] [Exclusion of confidential information relating to cost-sharing] of such costs and expenses. Any such amount due to Licensee may, at the election of Licensee, be deducted from the royalties due to Licensor hereunder, which deduction may be made without regard to any Royalty Floor (although, for clarity, such royalties as calculated pursuant to Section 8.2 prior to taking such deduction shall remain subject to the applicable Royalty Floor), until such amount has been fully offset, at which point it shall be considered paid in full. As between the Parties, any amounts recovered by either Party pursuant to Section 9.3.1 or Section 9.3.2, whether by settlement or judgment, shall be in accordance with the following:

                   (a) Such amounts first shall be used to reimburse the Parties for their reasonable costs and expenses in making such recovery, including any unreimbursed legal expenses of Tulane for which Licensor is obligated to reimburse Tulane pursuant to Section 14.6 of the Tulane License, which amounts shall be allocated in a manner consistent with the expense allocation set forth in this Section 9.3 if insufficient to cover the totality of such expenses.

                   (b) Any remaining recovery (after application of the foregoing clause (a) in the case of Licensee as the enforcing Party) shall be retained by or paid to Licensee; PROVIDED, HOWEVER, that, such amounts shall be deemed Net Sales for which Licensor shall be paid royalties in accordance with
Section 8.2. Such amounts shall be deemed Net Sales in the Calendar Year(s) in which the sales of the infringing product occurred (and the applicable royalty tiers provided in Section 8.2.1 and royalty rate reductions under Section 8.2.2, if any, shall apply). For purposes of this Section 9.3.4, except as set forth in clause (a), recoveries that Licensor is required to share with Tulane pursuant to the Tulane License shall not constitute expenses of Licensor for purposes of this Section 9.3.4, and this Section 9.3.4 shall apply prior to taking into account Licensor's sharing obligation to Tulane under the Tulane License.

For the avoidance of doubt, this Section 9.3.4 shall not apply in the event Licensor exercises its second right to enforce any Licensed Patent or Joint Patent pursuant to Section 9.3.1, in which case any recoveries shall be retained solely by Licensor.

            9.3.5 LICENSEE PATENTS. With respect to any Licensee Patents, as between the Parties, Licensee shall have and retain the sole right, but shall not be obligated, through counsel of its own choosing, to take any measure it deems as appropriate to stop infringing activities by Third Parties in the Territory or to grant the infringing Third Party rights and licenses for continuing activities in the Territory. Any such measures or grants shall, as between the Parties, be made at Licensee's sole cost and expense, and Licensee shall be entitled to retain any and all recoveries in connection therewith. Licensor shall provide all reasonable assistance to Licensee in connection therewith at Licensee's expense.

     9.4    INFRINGEMENT CLAIMS BY THIRD PARTIES.

            9.4.1 DEFENSE OF THIRD PARTY CLAIMS. Except as otherwise provided in the Trademark Agreement, if a Third Party asserts that a Patent or other intellectual property right owned or controlled by it is infringed by the Exploitation of the Licensed Products in the Field in the Territory, the Party first obtaining knowledge of such a claim shall immediately provide the other Party notice of such claim along with the related facts in reasonable detail. Licensee (or its Sublicensees or any of their respective Affiliates) shall control such defense with respect to Licensed Products in the Field in the Territory. Licensor shall cooperate with Licensee in any such defense.

            9.4.2 SETTLEMENT OF THIRD PARTY CLAIMS. Licensee shall have the right, without the consent of Licensor, to settle any claims relating solely to the payment of money damages if Licensee (or its Affiliates or Sublicensees) bears all such money damages. Licensee also shall have the right to control other settlement of claims pursuant to Section 9.4.1; PROVIDED, HOWEVER, that
(a) no settlement shall be entered into without the prior written consent of Licensor if such settlement would adversely affect or diminish the rights and benefits of Licensor under this Agreement, or impose any new obligations or adversely affect any obligations of Licensor under this Agreement, and (b) Licensee shall not be entitled to settle any such Third Party claim by granting a license or covenant not to sue under or with respect to Licensor's Patents or other intellectual property rights without the prior written consent of Licensor, not to be unreasonably withheld or delayed; provided Licensee may grant any sublicenses pursuant to Section 2.5 in accordance therewith.

            9.4.3 ALLOCATION OF COSTS AND RECOVERY. With respect to all reasonable costs and expenses relating to any defense, settlement and judgments in actions commenced pursuant to this Section 9.4 (x) with respect to the Existing Licensed Product for BPH (or the Exploitation thereof), Licensor shall bear [REDACTED] [Exclusion of confidential information relating to cost-sharing] of such costs and expenses and Licensee shall bear [REDACTED] [Exclusion of confidential information relating to cost-sharing] of such costs and expenses and (y) with respect to any Licensed Product other than the Existing Licensed Product or the Existing Licensed Product for any indication other than BPH (or the Exploitation of either of the foregoing), the Parties shall bear such costs and expenses equally. As between the Parties, any damages or other amounts collected shall be allocated as follows:

                   (a) Such amounts first shall be used to reimburse the Parties for their reasonable costs and expenses in making such recovery and, if insufficient to cover the totality of such costs and expenses, shall be allocated in a manner consistent with the foregoing expense sharing principle.

                   (b) Any remainder shall be retained by or paid to Licensee; PROVIDED, HOWEVER, that such amounts shall be deemed Net Sales for which Licensor shall retain or be paid royalties in accordance with Section 8.2.

     9.5    INVALIDITY OR UNENFORCEABILITY DEFENSES OR ACTIONS.

            9.5.1 THIRD PARTY DEFENSE OR COUNTERCLAIM. If a Third Party asserts, as a defense or as a counterclaim in any infringement action under
Section 9.3, that any Licensed Patent or Joint Patent is invalid or unenforceable, then the Party pursuing such infringement action shall promptly give written notice to the other Party. Subject to any rights of Tulane under the Tulane License, with respect to the Licensed Patents and Joint Patents, Licensee shall have the first right, but not the obligation, through counsel of its choosing, to respond to such defense or defend against such counterclaim (as applicable) and, if Licensor is pursuing the applicable infringement action under Section 9.3, Licensor shall allow Licensee to control such response or defense (as applicable). Any costs and expenses with respect to such response or defense against such counterclaim shall be borne by the Parties in accordance with the principles set forth in Section 9.3, as though Licensee were the enforcing Party thereunder. If Licensee determines not to assume such defense, Licensor shall, at its sole cost and expense, have the right to defend against such action or claim. The Party conducting such response or defense shall obtain the written consent of Licensor, with respect to the Tulane Patent and Joint Patents, or Licensee, with respect to the Licensed Patents or Joint Patents, prior to ceasing to defend, settling or otherwise compromising any such action or claim, such consent not to be unreasonably withheld or delayed. Any amounts recovered by either Party in connection with a response or defense pursuant to this Section 9.5.1 shall be allocated between the Parties in accordance with
Section 9.3, as though the defending Party were the enforcing Party thereunder.

            9.5.2 THIRD PARTY DECLARATORY JUDGMENT OR SIMILAR ACTION. If a Third Party asserts, in a declaratory judgment action or similar action or claim filed by such Third Party, that any Licensed Patent or Joint Patent is invalid or unenforceable, then the Party first becoming aware of such action or claim shall promptly give written notice to the other Party. Subject to any rights of Tulane under the Tulane License, with respect to the Licensed Patents and Joint Patents, Licensee (or its Sublicensees or any of its or their respective Affiliates) shall have the first right, but not the obligation, through counsel of its choosing, to defend against such action or claim. Any costs and expenses with respect to such defense shall be borne by the Parties in accordance with the principles set forth in Section 9.4, as though Licensee were the defending Party thereunder. If Licensee determines not to assume such defense, Licensor shall, at its sole cost and expense, have the right to defend against such action or claim. The Party defending such action or claim shall obtain the written consent of Licensor, with respect to the Tulane Patent and Joint Patents, or Licensee, with respect to the Licensed Patents and Joint Patents, prior to ceasing to defend, settling or otherwise compromising any such action or claim, such consent not to be unreasonably withheld or delayed. Any amounts recovered by either Party in connection with a defense pursuant to this
Section 9.5.2 shall be allocated between the Parties in accordance with
Section 9.4, as though the defending Party in this Section 9.5.2 were the defending Party thereunder.

            9.5.3 ASSISTANCE. Each Party shall provide to the other Party all reasonable assistance requested by the other Party in connection with any action, claim or suit under this Section 9.5, at the requesting Party's expense (for reasonable costs and expenses), including allowing such other Party access to the assisting Party's files and documents and to the assisting

Party's personnel who may have possession of relevant information. In particular, the assisting Party shall promptly make available to the other Party, free of charge, all information in its possession or control that it is aware shall assist the other Party in responding to any such action, claim or suit.

            9.5.4  THIRD PARTY LICENSES.

                   (a) GENERALLY. If the Exploitation of the Licensed Products by Licensee, its Sublicensees or any of its or their respective Affiliates infringes or misappropriates any Patent or other intellectual property right of a Third Party, such that Licensee, its Sublicensees or any of its or their respective Affiliates determines in good faith that they cannot Exploit the Licensed Products in the Field in the Territory without infringing the Patent or intellectual property right of such Third Party ("NECESSARY IP"), then Licensee (or its Sublicensees or any of its or their respective Affiliates) shall have the first right, but not the obligation, to obtain a license in the Field in the Territory from such Third Party. In the event that Licensee or its Affiliates elects not to obtain such a license, then Licensor may do so, in which case such Patent or other intellectual property right of such Third Party shall be included in the licenses granted to Licensee in Section 2.1.

                   (b)   ALLOCATION OF COSTS.

                         (i)     In the event that Licensee exercises its first
right to obtain a license from a Third Party as described in Section 9.5.4(a) and such license is required to Exploit the Existing Licensed Product for BPH, then, without limiting Licensee's right to make applicable reductions pursuant to Section 8.2.2(a) or 8.2.2(b) (and after application of such reductions), the amount of Licensee's royalty payment to Licensor under Section 8.2.1 of this Agreement shall be reduced, subject to Section 8.2.2(c), by an amount equal to [REDACTED] [Exclusion of confidential information relating to cost-sharing] of the license fees, milestones, royalties or other such payments due to such Third Party in each Calendar Quarter that such payments are due to such Third Party. In the event that Licensee exercises its first right to obtain a license from a Third Party as described in Section 9.5.4(a) and such license is required to Exploit (A) any Licensed Product other than the Existing Licensed Product or (B) the Existing Licensed Product for any indication other than BPH, but not, in each case ((A) and (B)), the Exploitation of the Existing Licensed Product for BPH, then, without limiting Licensee's right to make applicable reductions pursuant to Section 8.2.2(a) or 8.2.2(b) (and after application of such reductions), the amount of Licensee's royalty payment to Licensor under
Section 8.2.1 of this Agreement shall be reduced, subject to Section 8.2.2(c), by an amount equal to [REDACTED] [Exclusion of confidential information relating to cost-sharing] of the license fees, milestones, royalties or other such payments due to such Third Party in each Calendar Quarter that such payments are due to such Third Party. Deductions to which Licensee is entitled under this
Section 9.5.4(b), to the extent not exhausted in any Calendar Quarter, may be carried into future Calendar Quarters until the full deduction is taken.

                         (ii)    In the event that Licensor exercises its second
right to obtain a license from a Third Party as described in Section 9.5.4(a) and such license is required to Exploit the Existing Licensed Product for BPH, Licensee shall reimburse Licensor for [REDACTED] [Exclusion of confidential information relating to cost-sharing] of the license fees, milestones, royalties or other such payments attributable to the Exploitation of Licensed Products in the Field in the Territory due to such Third Party. In the event that Licensor exercises its second right to obtain a license from a Third Party as described in Section 9.5.4(a) and such license is required to Exploit (i) any Licensed Product other than the Existing Licensed Product or (ii) the Existing Licensed Product for any indication other than BPH, but not, in each case ((i) and (ii)), the Exploitation of the Existing Licensed Product for BPH, Licensee shall reimburse Licensor for [REDACTED] [Exclusion of confidential information relating to cost-sharing] of the license fees, milestones, royalties or other such payments attributable to the Exploitation of Licensed Products in the Field in the Territory due to such Third Party. Licensee shall pay any such reimbursements within thirty (30) days after receipt by Licensee of an invoice for such amounts and appropriate supporting documentation with respect to such invoice.

                   (c) FAILURE TO OBTAIN NECESSARY THIRD PARTY LICENSE. In the event that neither Party obtains a license to Necessary IP for Exploitation of the applicable Licensed Product in the Field in the Territory from the applicable Third Party as described in Section 9.5.4(a), then upon thirty (30) days' prior written notice to Licensor, Licensee shall have the right to terminate this Agreement with respect to such Licensed Product (the "TERMINATED LICENSED PRODUCT"), and the consequences in Section 14.7.1 shall apply, provided that such consequences shall apply solely with respect to the Terminated Licensed Product and Licensee may retain ownership of any NDA that covers any other Licensed Product and may retain possession of any data, files and other materials Controlled by Licensee, its Sublicensees or its or their respective Affiliates relating to any other Licensed Product. In the event that Licensee terminates this Agreement with respect to a Terminated Licensed Product pursuant to this Section 9.5.4(c), then for a period of two (2) years from the effective date of such termination, Licensor shall not, and shall cause its Affiliates not to, enter into a license agreement with the applicable Third Party for the Necessary IP in the Field in the Territory that was the cause of such termination that contains terms and conditions that, taking into account the termination of this Agreement with respect to such Terminated Licensed Product and all other relevant factors, costs and expenses, are materially less favorable to Licensor than the terms of the license from such Third Party that Licensor could have entered into prior to the termination of this Agreement with respect to such Terminated Licensed Product.

                                   ARTICLE 10
                         ADVERSE EVENT REPORTING; RECALL

     10.1 ADVERSE EVENT REPORTING. Licensee shall be responsible for reporting Adverse Events in the Field in the Territory to the FDA pursuant to Applicable Law and shall provide a copy of any such expedited reports to Licensor within five (5) days of Licensee's becoming aware of any Adverse Event requiring filing of any such report. Licensor shall be responsible for reporting Adverse Events outside the Field in the Territory and outside the Territory to the applicable Regulatory Authorities pursuant to Applicable Law and shall provide a copy of any such expedited reports to Licensee within five (5) days of Licensor's becoming aware of any Adverse Event requiring filing of any such report. Without limitation of Section 5.6, each Party shall provide each other with copies of any aggregate periodic reports or safety related submissions, in each case, with respect to Licensed Products, to Regulatory Authorities at the time of submission thereof to such Regulatory Authorities. Licensor shall provide Licensee with all information in its possession from preclinical and animal toxicology studies necessary for

Licensee to comply with its pharmacovigilance responsibilities in the Territory. Each Party shall bear its own costs incurred in connection with receiving, recording, reviewing, communicating, reporting and responding to Adverse Events. An "ADVERSE EVENT" or "AE" shall mean any untoward medical occurrence in a patient who has been administered a Licensed Product, where the untoward medical occurrence is temporally associated with the use of such Licensed Product, whether or not considered related to such Licensed Product. An AE includes any unfavorable and unintended sign (including an abnormal laboratory finding), symptom or disease (new or exacerbated) temporally associated with the use of a Licensed Product. For a marketed Licensed Product, an Adverse Event also includes (a) any failure to produce expected benefits (i.e. lack of efficacy), and (b) any Adverse Event associated with circumstances of abuse or misuse.

     10.2 PHARMACOVIGILANCE. Within three (3) months of the Execution Date, Licensor and Licensee shall discuss and develop mutually acceptable guidelines and procedures for the investigation, exchange, receipt, recordation, communication (as between the Parties) and exchange of Adverse Event information and all other information regarding matters covered in this ARTICLE 10. Until such guidelines and procedures are set forth in a written agreement between the Parties (the "PHARMACOVIGILANCE AGREEMENT"), the terms of Section 10.1 shall apply. Following the execution of the Pharmacovigilance Agreement, such Section shall cease to apply unless expressly agreed otherwise by the Parties in such agreement or otherwise in writing.

     10.3 RECALL. In the event that any Regulatory Authority anywhere in the world issues or requests a recall or takes similar action in connection with a Licensed Product or in the event either Party determines that an event, incident or circumstance has occurred that may result in the need for a recall or market withdrawal, the Party notified of or desiring such recall or similar action shall, within twenty-four (24) hours, advise the other Party thereof by telephone (and confirmed by email or facsimile), email or facsimile to (a)
Contact: Dr. Matthias Rischer, Weismuellerstrasse 50, 60314 Frankfurt am Main,
Telephone: +49 69 42602 3431, Fax +49 69 42602 3413, e-mail:
mrischer@aezsinc.com, in the case of Licensor and (b) Nora Poliakoff, 55 Corporate Drive, Mailstop 55A-500A, Bridgewater, NJ 08807, Telephone: (908) 981-7400, Fax: (908) 981-7405, e-mail: nora.poliakoff@sanofi-aventis.com, in the case of Licensee; PROVIDED, HOWEVER, that neither Party shall be required to report to the other Party any voluntary recalls initiated by such Party relating to product defects that arose during shipment. Following such notification, the JCC shall meet to discuss such notification and, except as set forth in any Commercial Supply Agreement, Licensee shall decide whether to conduct a recall (except in the case of a government-mandated recall in the Field in the Territory) and the manner in which any such recall shall be conducted. Licensee shall bear the expenses of any recall of any Licensed Product in the Field in the Territory, except that Licensor shall bear such expenses if such recall is due to the supply by Licensor of non-conforming Licensed Product.

                                   ARTICLE 11
                       CONFIDENTIALITY AND NON-DISCLOSURE

     11.1 LICENSED KNOW-HOW. Licensor recognizes that by reason of Licensee's status as a licensee pursuant to certain grants under ARTICLE 2, Licensee has an interest in Licensor's retention in confidence of the Licensed Know-How. Accordingly, Licensor shall, and shall cause its Affiliates and their respective officers, directors, employees and agents to, keep completely confidential, and not publish or otherwise disclose, and not use directly or indirectly for any purpose the Licensed Know-How; except to the extent (a) the Licensed Know-How is in the public domain through no wrongful act, fault or negligence on the part of Licensor, its Affiliates or any of their respective officers, directors, employees and agents, or (b) such disclosure or use is expressly permitted under Section 11.3 or the other terms of this Agreement.

     11.2 GENERAL CONFIDENTIALITY OBLIGATIONS. At all times during the Term and for a period of ten (10) years following termination or expiration hereof, subject to the other terms and conditions of this Agreement, each Party shall, and shall cause its Affiliates and its and their respective officers, directors, employees and agents to, keep completely confidential and not publish or otherwise disclose and not use, directly or indirectly, for any purpose, any Confidential Information furnished or otherwise made known to it, directly or indirectly, by the other Party, except to the extent such disclosure or use is expressly permitted by the terms of this Agreement, the Trademark License Agreement, any Clinical Supply Agreement, any Commercial Supply Agreement or the Pharmacovigilance Agreement (such agreements, other than this Agreement, the "RELATED AGREEMENTS") or is reasonably necessary for the performance of this Agreement or any of the Related Agreements. "CONFIDENTIAL INFORMATION" means any information provided by one Party or any of its Affiliates to the other Party or any of its Affiliates relating to or constituting the terms of this Agreement or any Related Agreement, the Licensed Products (including the Regulatory Documentation and Regulatory Approvals and any information or data contained therein), any Development or Commercialization of the Licensed Products or the scientific, regulatory or business affairs or other activities of either Party or its Affiliates. Notwithstanding the foregoing, Confidential Information shall not include any information that:

            11.2.1 is or hereafter becomes part of the public domain by public use, publication, general knowledge or the like through no wrongful act, fault or negligence on the part of or breach of this Agreement or any Related Agreement by the receiving Party or its Affiliates or any of their respective officers, directors, employees and agents;

            11.2.2 can be demonstrated by documentation or other competent proof to have been in the receiving Party's (or its Affiliates') possession prior to disclosure by the disclosing Party without any obligation of confidentiality with respect to said information;

            11.2.3 is subsequently received by the receiving Party (or any of its Affiliates) from a Third Party who is not bound by any obligation of confidentiality with respect to said information; or

            11.2.4 can be demonstrated by documentation or other competent evidence to have been independently developed by or for the receiving Party or its Affiliates without reference to the disclosing Party's Confidential Information.

Specific aspects or details of Confidential Information or Licensed Know-How shall not be deemed to be within the public domain or in the possession of the receiving Party (or in the case of Licensed Know-How, Licensor) or its Affiliates merely because the Confidential Information or Licensed Know-How is embraced by more general information in the public domain or in the possession of the receiving Party (or in the case of Licensed Know-How, Licensor) or its

Affiliates. Further, any combination of Confidential Information or Licensed Know-How shall not be considered in the public domain or in the possession of the receiving Party (or in the case of Licensed Know-How, Licensor) or its Affiliates merely because individual elements of such Confidential Information or Licensed Know-How are in the public domain or in the possession of the receiving Party (or in the case of Licensed Know-How, Licensor) or its Affiliates unless the combination and its principles are in the public domain or in the possession of the receiving Party (or in the case of Licensed Know-How, Licensor) or its Affiliates.

     11.3 PERMITTED DISCLOSURES. Each Party (and its Affiliates) may disclose Confidential Information of the other Party, and Licensor may disclose the Licensed Know-How (each such Party, the "OBLIGATED PARTY"), to the extent that such disclosure is:

            11.3.1 Made in response to a valid order of a court of competent jurisdiction or other supra-national, federal, national, regional, state, provincial and local governmental or regulatory body of competent jurisdiction or, if in the reasonable opinion of the Obligated Party's legal counsel, such disclosure is otherwise required by law; PROVIDED, HOWEVER, that the Obligated Party shall first have given notice to the other Party and given the other Party a reasonable opportunity to quash such order and to obtain a protective order requiring that the Confidential Information (or Licensed Know-How) and documents that are the subject of such order be held in confidence by such court or agency or, if disclosed, be used only for the purposes for which the order was issued; and provided further that if a disclosure order is not quashed or a protective order is not obtained, the Confidential Information (or Licensed Know-How) disclosed in response to such court or governmental order shall be limited to that information which is legally required to be disclosed in response to such court or governmental order;

            11.3.2 Made by the Obligated Party or its Affiliates to the Regulatory Authorities as required in connection with any filing, application or request for Regulatory Approvals; PROVIDED, HOWEVER, that reasonable measures shall be taken to assure confidential treatment of such information;

            11.3.3 Made by the Obligated Party or its Affiliates to its or their attorneys, auditors, advisors, consultants, contractors, existing or prospective collaboration partners or licensees or other Third Parties as may be necessary or useful in connection with the Exploitation of the Licensed Products or otherwise in connection with the performance of its obligations or exercise of its rights as contemplated by this Agreement; PROVIDED, HOWEVER, that such Persons shall be subject to obligations of confidentiality and non-use with respect to such Confidential Information (or Licensed Know-How) substantially similar to the obligations of confidentiality and non-use of the receiving Party pursuant to this ARTICLE 11; or

            11.3.4 Made by Licensor to Tulane in order to satisfy its obligations under the Tulane License; PROVIDED, HOWEVER, that (a) Tulane shall be subject to obligations of confidentiality and non-use with respect to such Confidential Information (or Licensed Know-How) as set forth in the Tulane License, (b) Licensor designates such Confidential Information (or Licensed Know-How) as confidential, and (c) Licensor shall not consent to disclosure of such Confidential Information (or Licensed Know-How) by Tulane unless Licensee provides its prior written consent to do so.

     11.4 USE OF NAME. Except as expressly set forth in Section 2.1.4 or elsewhere in this Agreement or a separate written agreement between the Parties, neither Party nor any of its Affiliates shall mention or otherwise use the name, insignia, symbol, Trademark, trade name or logotype of the other Party (or any abbreviation or adaptation thereof) in any publication, press release, marketing and promotional material or other form of publicity without the prior written approval of such other Party in each instance. The restrictions imposed by this
Section 11.4 shall not prohibit either Party or its Affiliates from making any disclosure identifying the other Party or its Affiliates (a) as a counterparty to this Agreement to its investors (b) that is required by Applicable Law or the requirements of a national securities exchange or another similar regulatory body (provided that any such disclosure shall be governed by this ARTICLE 11) or
(c) with respect to which consent has previously been obtained. Further, the restrictions imposed on each Party under this Section 11.4 are not intended, and shall not be construed, to prohibit a Party from identifying the other Party in its internal business communications, provided that any Confidential Information in such communications remains subject to this ARTICLE 11.

     11.5   PRESS RELEASES AND PUBLIC FILINGS.

            11.5.1 PRESS RELEASES. Press releases or other similar public communication by either Party relating to the terms of this Agreement or any Related Agreement or by Licensor with respect to the activities hereunder or thereunder shall be approved in advance by the other Party, which approval shall not be unreasonably withheld or delayed, except for those communications required by Applicable Law, disclosures of information for which consent has previously been obtained, information that has been previously disclosed publicly or as otherwise set forth in this Agreement; provided that the other Party is given a reasonable opportunity to review and comment on any such press release or public communication in advance thereof.

            11.5.2 PUBLIC FILING OF THIS AGREEMENT. If either Party is required to file or disclose this Agreement or any portion thereof with the Toronto Stock Exchange, the United States Securities and Exchange Commission or any other securities exchange or governmental entity, such Party shall notify the other Party in writing and shall provide the other Party with at least seven (7) Business Days to request redactions thereof prior to making such filing or disclosure. The disclosing Party shall seek confidential treatment of any such proposed redactions timely made, to the extent consistent with law, and use reasonable efforts to procure confidential treatment of such proposed redactions pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended, and the rules, regulations and guidelines promulgated thereunder, or any other applicable law or the rules, regulations or guidelines promulgated thereunder.

     11.6 PATIENT INFORMATION. The Parties agree to abide (and to cause their respective Affiliates to abide) and to take (and to cause their respective Affiliates to take) all reasonable and appropriate actions to ensure that all Third Parties conducting or assisting with any clinical development activities hereunder in accordance with, and subject to the terms of, this Agreement, shall abide, to the extent applicable, by all Applicable Law concerning the confidentiality or protection of patient identifiable information or patient's protected health information, including the regulations at 45 C.F.R. Parts 160 and 164 and, where relevant, the applicable national laws implementing the European Union Directive 95/46/EC on the protection of individuals with regard to the processing of personal data and on the free movement of such data of 24 October 1995 and any other Applicable Law, in the course of their performance under this Agreement.

     11.7 PUBLICATIONS. Each Party recognizes that the publication of papers regarding results of and other information regarding activities under this Agreement, including oral presentations and abstracts, may be beneficial to both Parties; provided such publications are subject to reasonable controls to protect Confidential Information. In particular, it is the intent of the Parties to maintain the confidentiality of any Confidential Information included in any patent application until such Patent application has been filed. Accordingly,
(a) Licensee shall have the right to review and approve, and (b) Licensor shall have the right to review and comment on, any paper proposed for publication by the other Party or any of its Affiliates, including any oral presentation or abstract, that contains Clinical Data or pertains to results of Clinical Studies, Phase IIIB Clinical Studies, Phase IV Clinical Studies, Post-Approval Commitments or other studies with respect to the Licensed Products for use in the Field or includes other data generated under this Agreement or which includes Confidential Information of such first Party. Before any such paper is submitted for publication or an oral presentation is made, the publishing or presenting Party (or its applicable Affiliate) shall deliver a complete copy of the paper or materials for oral presentation to the other Party at least thirty
(30) days prior to submitting the paper to a publisher or making the presentation. The other Party shall review any such paper and give its comments, if any, (and, in the case of Licensee as the reviewing Party, notify Licensor whether or not it is granting its approval) to the publishing Party within fifteen (15) days of the delivery of such paper to the other Party. With respect to oral presentation materials and abstracts, the other Party shall make reasonable efforts to expedite review of such materials and abstracts, and shall return such items as soon as practicable to the publishing or presenting Party with appropriate comments, if any, but in no event later than fifteen (15) days from the date of delivery to the other Party. In the case of Licensee as the reviewing Party, failure to respond within such fifteen (15) days shall be deemed approval to publish or present. The publishing or presenting Party (or its applicable Affiliate) shall consider the comments of the other Party in good faith and shall comply with the other Party's request to delete references to such other Party's Confidential Information in any such paper and shall withhold publication of any such paper or any presentation of same for an additional sixty (60) days in order to permit the Parties to obtain patent protection if either Party deems it necessary. Any publication shall include recognition of the contributions of the other Party according to standard practice for assigning scientific credit, either through authorship or acknowledgement, as may be appropriate. Each Party shall use Commercially Reasonable Efforts to cause investigators and institutions participating in Clinical Studies, Phase IIIB Clinical Studies, Phase IV Clinical Studies or Post-Approval Commitments for the Licensed Products with which it contracts to agree to terms substantially similar to those set forth in this Section 11.7, which efforts shall satisfy such Party's obligations under this Section 11.7 with respect to such investigators and institutions.

                                   ARTICLE 12
                    REPRESENTATIONS, WARRANTIES AND COVENANTS

     12.1 REPRESENTATIONS, WARRANTIES AND COVENANTS. Each Party hereby represents and warrants to the other Party as of the Execution Date as follows:

            12.1.1 Such Party (a) has the power and authority and the legal right to enter into this Agreement and perform its obligations hereunder and (b) has taken all necessary action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered by such Party and constitutes a legal, valid and binding obligation of such Party and is enforceable against it in accordance with its terms subject to the effects of bankruptcy, insolvency or other laws of general application affecting the enforcement of creditor rights and judicial principles affecting the availability of specific performance and general principles of equity, whether enforceability is considered in a proceeding at law or equity.

            12.1.2 There is no pending or, to such Party's knowledge, threatened litigation (and such Party has not received any communication) that alleges that such Party's activities related to this Agreement have violated or that by conducting the activities as contemplated herein such Party would violate, any of the Patent, Trademark or other intellectual property rights of any other Person.

            12.1.3 All necessary consents, approvals and authorizations of all regulatory and governmental authorities and other Persons required to be obtained by such Party in connection with the execution and delivery of this Agreement and the performance of its obligations hereunder have been obtained.

            12.1.4 The execution and delivery of this Agreement and the performance of such Party's obligations hereunder (a) do not conflict with or violate any requirement of Applicable Law or any provision of the articles of incorporation, bylaws or other similar organizational documents of such Party in any material way and (b) do not conflict with, violate or breach or constitute a default or require any consent under, any contractual obligation or court or administrative order by which such Party or any of its Affiliates is bound or any agreement, instrument or similar document by or under which such Party's or any of its Affiliates' assets or properties may be bound or affected.

     12.2 ADDITIONAL REPRESENTATIONS, WARRANTIES AND COVENANTS OF LICENSEE. Licensee represents, warrants and covenants as of the Execution Date to Licensor that:

            12.2.1 Licensee (a) is a limited liability company duly organized and in good standing under the laws of Delaware and (b) has full power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as it is contemplated to be conducted by this Agreement.

            12.2.2 Neither Licensee nor any of its Affiliates has been debarred or is subject to debarment, and neither Licensee nor any of its Affiliates will use in any capacity, in connection with the services to be performed under this Agreement, any Person who has been debarred pursuant to Section 306 of the FFDCA or who is the subject of a conviction described in such section. Licensee shall inform Licensor in writing immediately if it or any Person who is performing services hereunder is debarred or is the subject of a conviction described in
Section 306 of the FFDCA or if any action, suit, claim, investigation or legal or administrative proceeding is pending or, to the best of Licensee's knowledge, is threatened, relating to the debarment or conviction of Licensee or any Person performing services hereunder.

     12.3 ADDITIONAL REPRESENTATIONS, WARRANTIES AND COVENANTS OF LICENSOR. Licensor represents, warrants and covenants as of the Execution Date to Licensee that:

            12.3.1 Licensor is a limited liability company (GESELLSCHAFT MIT BESCHRANKTER HAFTUNG) duly organized under the laws of Germany and has full power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as is contemplated to be conducted by this Agreement.

            12.3.2 Licensor has made available to Licensee all the information, documents and materials reasonably available to Licensor that (a) Licensee has requested for deciding whether to enter into this Agreement or (b) that, to the Knowledge of Licensor, are material, individually or in the aggregate, to the rights granted to Licensee under this Agreement.

            12.3.3 Neither Licensor nor any of its Affiliates has been debarred or is subject to debarment, and neither Licensor nor any of its Affiliates will use in any capacity, in connection with the services to be performed under this Agreement, any Person who has been debarred pursuant to Section 306 of the FFDCA or who is the subject of a conviction described in such section. Licensor shall inform Licensee in writing immediately if it or any Person who is performing services hereunder is debarred or is the subject of a conviction described in
Section 306 of the FFDCA or if any action, suit, claim, investigation or legal or administrative proceeding is pending or, to the best of Licensor's knowledge, is threatened, relating to the debarment or conviction of Licensee or any Person performing services hereunder.

            12.3.4 Except with respect to the Tulane Patent and the Licensed Know-How licensed from Tulane, Licensor is the sole and exclusive owner of the entire right, title and interest in the Licensed Patents listed on SCHEDULE 1.78 and the Licensed Know-How, and is entitled to grant the rights and licenses specified herein. Except as set forth in the Tulane License and as provided in
SCHEDULE 12.3, such rights in the Field in the Territory (and such rights with respect to the Manufacture of Licensed Products for sale or distribution in the Field in the Territory) are not subject to any liens, claims of ownership, mortgages, encumbrances, pledges, security interests or charges of any nature whatsoever by any Third Party. Licensor is the sole and exclusive licensee of and Controls all right title and interest in and to the Tulane Patent and is entitled to grant the rights and licenses specified herein. Except as set forth in the Tulane License and as provided in SCHEDULE 12.3, such rights in the Field in the Territory (and such rights with respect to the Manufacture of Licensed Products for sale or distribution in the Field in the Territory) are not subject to any encumbrance, lien or claim of ownership by any Third Party. True, complete and correct copies of the complete file wrapper and other documents and materials relating to the prosecution, defense, maintenance, validity and enforceability of the Licensed Patents and all license and other agreements regarding the Tulane Patent, including, for clarity, the Letter Agreement (such licenses and other agreements, collectively, the "IN-LICENSE AGREEMENTS"), as amended to the date hereof, have been provided to Licensee prior to the date first above written. The Patents listed on SCHEDULE 1.78 constitute all of the Licensed Patents as of the Execution Date. During the Term, Licensor shall not encumber or diminish the rights granted to Licensee hereunder with respect to the Licensed Patents, including by not (a) committing any acts or permitting the occurrence of any omissions that would cause a breach that would be grounds for termination if not cured or termination of any In-License Agreement (including by declining to defend or settle any third party claims or actions outside the Field or outside the Territory as described in Section 15.5 of the Tulane License) or (b) amending or otherwise modifying or permitting to be amended or modified, any In-License Agreement in a manner that would adversely effect Licensee's rights hereunder. Licensor shall promptly provide Licensee with notice of any alleged, threatened or actual breach of any In-License Agreement that would be grounds for termination if not cured. As of the Execution Date, none of the Licensor, its Affiliates and, to the Knowledge of Licensor, any Third Party, is in breach of any In-License Agreement, which breach would be grounds for termination if not cured. Licensor shall maintain each Licensed Patent until the earlier of (i) the end of the Term and (ii) the date on which such Licensed Patent expires.

            12.3.5 The Licensed Patents are being diligently procured in the Territory in accordance with all Applicable Laws and regulations. The Licensed Patents have been and will continue to be filed and maintained properly and correctly and all applicable fees have been paid on or before the due date for payment.

            12.3.6 To the Knowledge of Licensor, no Third Party is infringing any Licensed Patents or has misappropriated any Licensed Know-How or has threatened to do either of the foregoing.

            12.3.7 To the Knowledge of Licensor, the Licensed Patents existing as of the Execution Date are subsisting and are not invalid or unenforceable, in whole or in part. To the Knowledge of Licensor, the Exploiting of Licensed Products by Licensor or Licensee does not and will not infringe any issued Patent of any Third Party that has not been invalidated by a court of competent jurisdiction and does not and will not misappropriate any Information of any Third Party. There are no claims, judgments or settlements against or amounts with respect thereto owed by Licensor or any of its Affiliates relating to the Licensed Patents or the Licensed Know-How. No claim or litigation has been brought or threatened by any Person alleging, and, to the Knowledge of Licensor, no Third Party intends to assert any claim that (a) the Licensed Patents are invalid or unenforceable or (b) the practice of the Licensed Patents or use of the Licensed Know-How or the Exploiting of a Licensed Product violates, infringes or otherwise conflicts or interferes with any intellectual property or proprietary rights of a Third Party.

            12.3.8 Except as set forth in SCHEDULE 12.3, Licensor has not previously entered into any agreement presently in effect, whether written or oral, with respect to, or otherwise assigned, transferred, licensed, conveyed or otherwise encumbered its right, title or interest in or to, the Licensed Patents, Licensed Know-How, Regulatory Documentation or Licensed Product (including by granting any covenant not to sue with respect thereto) in the Field in the Territory (and such rights with respect to the Manufacture of Licensed Products for sale or distribution in the Field in the Territory), and it will not enter into any such agreements or grant any such right, title or interest to any Person that is inconsistent with the rights and licenses granted to Licensee under this Agreement.

            12.3.9 With respect to any pending United States Patent applications included in the Licensed Patents, Licensor has presented all relevant prior art of which it and the inventors are aware to the relevant patent examiner at the United States Patent and Trademark Office.

            12.3.10 The Licensed Know-How has been kept confidential or has been disclosed to Third Parties only under terms of confidentiality.

            12.3.11 Licensor has made (and will make) available to Licensee all Regulatory Documentation, Licensed Know-How and other Information in its possession or Control regarding or related to any Licensed Product and all such Regulatory Documentation, Licensed Know-How and other Information are (and, if made available after the Execution Date, will be) true, complete and correct. As of the Execution Date, Licensor has prepared, maintained and retained all Regulatory Documentation that is required to be maintained or reported pursuant to and in accordance with good laboratory and clinical practice and Applicable Law and all such information is true, complete and correct and what it purports to be.

            12.3.12 Licensor has conducted, and has caused its contractors and consultants to conduct, all Development with respect to the Licensed Products that it has conducted prior to the Execution Date, and will conduct, and will caused its contractors and consultants to conduct, all its Development activities hereunder, in accordance with good laboratory practice, current GCP and Applicable Law. Licensor has employed (and, with respect to such tests and studies that Licensor will perform, will employ) Persons with appropriate education, knowledge and experience to conduct and to oversee the conduct of all of the aforesaid Development. To the Knowledge of Licensor, there is nothing that could adversely affect the acceptance, or the subsequent approval, by the FDA of any filing, application or request for NDA Approval.

            12.3.13 Licensor has obtained and will obtain from each of its Affiliates, employees and agents, and from the employees and agents of its Affiliates, who have performed or are performing tests or studies with respect to the Licensed Products, or have otherwise participated or are otherwise participating in the Exploitation of the Licensed Products or who have had or will have access to any Information in which Licensee has an interest in confidentiality pursuant to ARTICLE 11 or any Confidential Information of Licensee, rights to any and all Information that relate to the Licensed Products, such that Licensee shall, by virtue of this Agreement, receive from Licensor, without payments beyond those required by ARTICLE 8, the licenses and other rights granted to Licensee hereunder.

     12.4 DISCLAIMER OF WARRANTY. EXCEPT FOR THE EXPRESS WARRANTIES SET FORTH IN SECTIONS 12.1, 12.2 AND 12.3, NEITHER PARTY MAKES ANY REPRESENTATIONS OR GRANTS ANY WARRANTY, EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE, AND EACH PARTY SPECIFICALLY DISCLAIMS ANY OTHER WARRANTIES, WHETHER WRITTEN OR ORAL, OR EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF QUALITY, MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE OR ANY WARRANTY AS TO THE VALIDITY OF ANY PATENTS OR THE NON-INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.

                                   ARTICLE 13
                                    INDEMNITY

     13.1 INDEMNIFICATION OF LICENSOR. Licensee shall indemnify Licensor, its Affiliates and their respective directors, officers, employees and agents, and defend and save each of them harmless, from and against any and all losses, damages, liabilities, costs and expenses (including reasonable attorneys' fees and expenses) (collectively, "LOSSES") in connection with any and all suits, investigations, claims or demands of Third Parties (collectively, "THIRD PARTY CLAIMS") arising from or occurring as a result of: (a) the breach by Licensee of any term of this Agreement or the Trademark License Agreement; (b) the gross negligence or willful misconduct on the part of Licensee in performing its obligations under this Agreement or the Trademark License Agreement and (c) any claim for death, bodily injury or property damage arising from the Exploitation of any Licensed Product in the Field in the Territory by or on behalf of Licensee (and, for clarity, not by or on behalf of Licensor, including by its contract manufacturers), except in each case for those Losses which Licensor has an obligation to indemnify Licensee pursuant to Section 13.2 or any Co-Promotion Agreement, as to which Losses each Party shall indemnify the other to the extent of their respective liability; PROVIDED, HOWEVER, that Licensee shall not be obligated to indemnify Licensor for any Losses to the extent that such Losses arise as a result of gross negligence or willful misconduct on the part of Licensor or any of its Affiliates.

     13.2 INDEMNIFICATION OF LICENSEE. Licensor shall indemnify Licensee, its Affiliates and their respective directors, officers, employees and agents, and defend and save each of them harmless, from and against any and all Losses in connection with any and all Third Party Claims arising from or occurring as a result of: (a) the breach by Licensor of this Agreement or the Trademark License Agreement, (b) any claim for death, bodily injury or property damage arising from the Exploitation of the Licensed Products in the Field in the Territory by or on behalf of Licensor, including by its contract manufacturers, (c) the Exploitation by or on behalf of Licensor, including by its contract manufacturers, its (sub)licensees or any of its or their respective Affiliates of the Licensed Products outside the Field in the Territory or outside the Territory (whether occurring before or after the Execution Date), or (d) the gross negligence or willful misconduct on the part of Licensor in performing its obligations under this Agreement or the Trademark License Agreement, except for those Losses for which Licensee has an obligation to indemnify Licensor pursuant to Section 13.1 or any Co-Promotion Agreement, as to which Losses each Party shall indemnify the other to the extent of their respective liability for the Losses; PROVIDED, HOWEVER, that Licensor shall not be obligated to indemnify Licensee for any Losses to the extent that such Losses arise as a result of gross negligence or willful misconduct on the part of Licensee, any Sublicensee, its or their respective Affiliates, or any Distributor.

     13.3 NOTICE OF CLAIM. All indemnification claims in respect of a Party, its Affiliates or their respective directors, officers, employees and agents shall be made solely by such Party to this Agreement (the "INDEMNIFIED PARTY"). The Indemnified Party shall give the indemnifying Party prompt written notice (an "INDEMNIFICATION CLAIM NOTICE") of any Losses or discovery of fact upon which such indemnified Party intends to base a request for indemnification under
Section 13.1 or 13.2, but in no event shall the indemnifying Party be liable for any Losses that result from any delay in providing such notice. Each Indemnification Claim Notice must contain a description of the claim and the nature and amount of such Loss (to the extent that the nature and amount of such Loss is known at such time). The Indemnified Party shall furnish promptly to the indemnifying Party copies of all papers and official documents received in respect of any Losses and Third Party Claims.

     13.4 CONTROL OF DEFENSE. At its option, the indemnifying Party may assume the defense of any Third Party Claim by giving written notice to the Indemnified Party within thirty (30) days after the indemnifying Party's receipt of an Indemnification Claim Notice. The assumption of the defense of a Third Party Claim by the indemnifying Party shall not be construed as an acknowledgment that the indemnifying Party is liable to indemnify the Indemnified Party in respect of the Third Party Claim, nor shall it constitute a waiver by the indemnifying Party of any defenses it may assert against the Indemnified Party's claim for indemnification. Upon assuming the defense of a Third Party Claim, the indemnifying Party may appoint as lead counsel in the defense of the Third Party Claim any legal counsel selected by the indemnifying Party. In the event the indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall immediately deliver to the indemnifying Party all original notices and documents (including court papers) received by the Indemnified Party in connection with the Third Party Claim. Should the indemnifying Party assume the defense of a Third Party Claim, except as provided in Section 13.4.1, the indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by such Indemnified Party in connection with the analysis, defense or settlement of the Third Party Claim. In the event that it is ultimately determined that the indemnifying Party is not obligated to indemnify, defend or hold harmless the Indemnified Party from and against the Third Party Claim, the Indemnified Party shall reimburse the indemnifying Party for any and all costs and expenses (including attorneys' fees and costs of suit) and any Third Party Claims incurred by the indemnifying Party in its defense of the Third Party Claim.

            13.4.1 RIGHT TO PARTICIPATE IN DEFENSE. Without limiting
Section 13.4 above, any Indemnified Party shall be entitled to participate in, but not control, the defense of such Third Party Claim and to employ counsel of its choice for such purpose; PROVIDED, HOWEVER, that such employment shall be at the Indemnified Party's own expense unless (a) the employment thereof has been specifically authorized by the indemnifying Party in writing, (b) the indemnifying Party has failed to assume the defense and employ counsel in accordance with Section 13.4 (in which case the Indemnified Party shall control the defense) or (c) the interests of the indemnitee and the indemnifying Party with respect to such Third Party Claim are sufficiently adverse to prohibit the representation by the same counsel of both Parties under Applicable Law, ethical rules or equitable principles.

            13.4.2 SETTLEMENT. With respect to any Third Party Claims relating solely to the payment of money damages in connection with a Third Party Claim that shall not result in the Indemnified Party's becoming subject to injunctive or other relief or otherwise adversely affecting the business of the Indemnified Party in any manner and as to which the indemnifying Party shall have acknowledged in writing the obligation to indemnify the Indemnified Party hereunder, the indemnifying Party shall have the sole right to consent to the entry of any judgment, enter into any settlement or otherwise dispose of such Loss, on such terms as the indemnifying Party, in its sole discretion, shall deem appropriate. With respect to all other Losses in connection with Third Party Claims, where the indemnifying Party has assumed the defense of the Third Party Claim in accordance with Section 13.4.1, the indemnifying Party shall have authority to consent to the entry of any judgment, enter into any settlement or otherwise dispose of such Loss; provided it obtains the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed). The indemnifying Party shall not be liable for any settlement or other disposition of a Loss by an Indemnified Party that is reached without the written consent of the indemnifying Party. Regardless of whether the indemnifying Party chooses to defend or prosecute any Third Party Claim, no Indemnified Party shall, and the Indemnified Party shall ensure that no indemnitee shall, admit any liability with respect to or settle, compromise or discharge, any Third Party Claim without the prior written consent of the indemnifying Party, such consent not to be unreasonably withheld or delayed.

            13.4.3 COOPERATION. Regardless of whether the indemnifying Party chooses to defend or prosecute any Third Party Claim, the Indemnified Party shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, provide such witnesses and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith.

            13.4.4 EXPENSES. Except as provided above, the costs and expenses, including fees and disbursements of counsel, incurred by the Indemnified Party in connection with any claim shall be reimbursed on a Calendar Quarter basis by the indemnifying Party, without prejudice to the indemnifying Party's right to contest the Indemnified Party's right to indemnification and subject to refund in the event the indemnifying Party is ultimately held not to be obligated to indemnify the Indemnified Party.

     13.5 LIMITATION ON DAMAGES AND LIABILITY. EXCEPT IN CIRCUMSTANCES OF (a) FRAUD, (b) BREACH OF ARTICLE 11 OR (c) WITH RESPECT TO THIRD PARTY CLAIMS UNDER
SECTION 13.1, 13.2 OR OTHERWISE, NEITHER PARTY NOR ANY OF THEIR RESPECTIVE AFFILIATES SHALL BE LIABLE FOR SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, WHETHER IN CONTRACT, WARRANTY, NEGLIGENCE, TORT, STRICT LIABILITY OR OTHERWISE, ARISING OUT OF THE PERFORMANCE OR FAILURE TO PERFORM ANY OF THE PROVISIONS OF THIS AGREEMENT.

     13.6 INSURANCE. Each Party shall, and shall cause its (sub)licensees and its and their respective Affiliates to, have and maintain such type and amounts of liability insurance, which, in Licensee's case may be in the form of self-insurance, covering the Manufacture, use and sale of the Licensed Products as is normal and customary in the pharmaceutical industry generally for parties similarly situated, but in any event including product liability insurance with respect to the Licensed Products with not less than Twenty Million U.S. Dollars ($20,000,000), or the equivalent amount in Canadian dollars, in coverage in the aggregate; PROVIDED, HOWEVER, that Licensor shall not be obligated to have such insurance until First Commercial Sale of the first Licensed Product. Licensor shall upon request provide Licensee with a copy of such policies of insurance, along with any amendments and revisions thereto. Licensor shall list Licensee as an additional insured and loss payee on such policies of Licensor and ensure that such policies provide that Licensor shall be given thirty (30) days' advance written notice of the termination thereof. Such policies or programs of self-insurance shall remain in effect throughout the Term and for a period of three (3) years thereafter and shall not be cancelled or subject to a reduction of coverage without the prior written authorization of the other Party. Maintenance of such insurance coverage shall not relieve a Party of any responsibility under this Agreement for damages in excess of insurance limits or otherwise.

                                   ARTICLE 14
                              TERM AND TERMINATION

     14.1 TERM. This Agreement shall commence on the Execution Date and shall continue in effect until expiration of the last to expire Royalty Term, unless terminated earlier in accordance with this ARTICLE 14 (such period, the "TERM").

     14.2 TERMINATION OF THIS AGREEMENT IN ITS ENTIRETY FOR MATERIAL BREACH. In the event that either Party (the "BREACHING PARTY") shall be in material breach of any of its obligations under this Agreement, in addition to any other right and remedy the other Party (the "COMPLAINING PARTY") may have, the Complaining Party may terminate this Agreement, in its entirety by sixty (60) days' prior written notice (the "NOTICE PERIOD") to the Breaching Party, specifying the breach and its claim of right to terminate; provided always that the termination shall not become effective at the end of the Notice Period if the Breaching Party cures the breach complained of during the Notice Period (or, if such default cannot be cured within such sixty (60)-day period, if the Breaching Party commences actions to cure such default within the Notice Period and thereafter diligently continues such actions, provided that such default is cured within ninety (90) days after the receipt of such notice) and except in the case of a payment default, as to which the Breaching Party shall have only a ten (10)-day cure period.

     14.3   CERTAIN LICENSEE TERMINATION RIGHTS.

            14.3.1 WITHOUT CAUSE. Beginning on the third (3rd) anniversary of the First Commercial Sale, Licensee may terminate this Agreement in its entirety, in its sole discretion, by providing to Licensor one hundred eighty
(180) days' prior written notice.

            14.3.2 FAILURE TO OBTAIN THE INITIAL APPROVAL. Licensee may terminate this Agreement in its entirety by providing to Licensor thirty (30) days' prior written notice in the event that the Licensor has not obtained the Initial Approval prior to the second anniversary of the first Prescription Drug User Fee Act date with respect to the NDA for the Initial Approval (regardless of whether such date is later amended or modified by the FDA).

            14.3.3 UPON A CHANGE OF CONTROL OF LICENSOR. If Licensor proposes to enter into an agreement or set of agreements that, if the transaction(s) contemplated thereby is completed, would result in a Change of Control, then Licensor may provide Licensee with written notice describing the proposed Change of Control in reasonable detail (the "CHANGE OF CONTROL NOTICE"). If Licensor enters into any such agreement(s) and has not previously provided a Change of Control Notice to Licensee in connection with such Change of Control pursuant to the preceding sentence, Licensor shall provide Licensee with a Change of Control Notice promptly following the date on which such agreement(s) are executed and in no event later than five (5) days thereafter. Upon receipt of a Change of Control Notice, Licensee shall have the right to terminate this Agreement, provided that within thirty (30) days of its receipt of such Change of Control Notice, Licensee provides written notice to Licensor of its intention to so terminate the Agreement (the "CHANGE OF CONTROL TERMINATION NOTICE"). If Licensee delivers a Change of Control Termination Notice within such time period, the termination of this Agreement shall be effective upon the later of
(a) one hundred fifty (150) days from the date on which the Change of Control Termination Notice is received by Licensor or (b) the effective date of such Change of Control. For the avoidance of doubt, if Licensee does not provide Licensor with a Change of Control Termination Notice within the thirty (30) days of its receipt of a Change of Control Notice, Licensee shall have no right to terminate this Agreement in connection with the Change of Control specified in the Change of Control Notice. Licensee shall have no further payment obligation pursuant to Section 8.1.2 for any milestones that may be achieved after the date of the Change of Control Termination Notice.

            14.3.4 TERMINATION BY LICENSEE FOR SAFETY CONCERNS OR FOR FAILURE TO ACHIEVE THE TARGET PRODUCT PROFILE. Licensee may terminate this Agreement in its entirety, upon thirty (30) days' prior written notice in the event that (a) the Initial Approval does not permit Product Labeling that is at least as favorable as the Target Product Profile or (b) Licensee reasonably determined that it is not feasible for Licensee to pursue the Development or Commercialization of any Licensed Products in the Field in the Territory for safety or efficacy reasons, including due to severe adverse events with respect to any Licensed Product or
(c) following completion of the Phase IIIA Clinical Studies of the Existing Licensed Product ongoing as of the Execution Date and any other Clinical Studies, preclinical and non-clinical testing, or other Development activities contemplated in the Development Plan as of the Execution Date, and that are ongoing as of, or that take place after, the Execution Date, if it is reasonably anticipated by Licensee, based upon Licensee's good faith analysis of the final results of such studies or tests, that the Target Product Profile would not be met. With respect to clause (a) above, such written notice shall be provided to Licensor no later than sixty (60) days after the date of the Initial Approval, and, with respect to clause (c) above, such written notice shall be provided to Licensor no later than filing of the NDA for the Existing Product. Licensee shall have no further payment obligation pursuant to Section 8.1.2 for any milestones that may be achieved after the date on which Licensee provides a notice of termination pursuant to this Section 14.3.4, and, in the event that Licensee terminates this Agreement pursuant to clause (b) above, Licensee shall be permitted to cease all Commercialization and Development efforts immediately upon determination that such reasonable safety concern exists.

     14.4 TERMINATION FOR FAILURE TO SUPPLY. If, pursuant to any Commercial Supply Agreement, Licensee terminates such Commercial Supply Agreement due to a material breach by Licensor of its obligation to supply Licensed Products to Licensee, Licensee shall have the right to terminate this Agreement in its entirety. For the avoidance of doubt, Licensor shall not have any liability under this Agreement for any breaches of its obligations under any Commercial Supply Agreement other than under ARTICLE 13.

     14.5 TERMINATION UPON INSOLVENCY. Either Party may terminate this Agreement if, at any time, the other Party shall file in any court or agency pursuant to any statute or regulation of any state, country or jurisdiction, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of such other Party or of its assets, or if the other Party proposes a written agreement of composition or extension of its debts, or if the other Party shall be served with an involuntary petition against it, filed in any insolvency proceeding, and such petition shall not be dismissed within sixty (60) days after the filing thereof, or if the other Party shall propose or be a party to any dissolution or liquidation, or if the other Party shall make an assignment for the benefit of its creditors.

     14.6 RIGHTS IN BANKRUPTCY. All rights and licenses granted under or pursuant to this Agreement by Licensee or Licensor are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of right to "intellectual property" as defined under Section 101 of the U.S. Bankruptcy Code. The Parties agree that the Parties, as licensees of such rights under this Agreement, shall retain and may fully exercise all of their rights and elections under the U.S. Bankruptcy Code. The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against either Party under the U.S. Bankruptcy Code, the Party hereto that is not a Party to such proceeding shall be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property, which, if not already in the non-subject Party's possession, shall be promptly delivered to it
(a) upon any such commencement of a bankruptcy proceeding upon the non-subject Party's written request therefor, unless the Party subject to such proceeding elects to continue to perform all of its obligations under this Agreement or (b) if not delivered under (a) above, following the rejection of this Agreement by or on behalf of the Party subject to such proceeding upon written request therefor by the non-subject Party.

     14.7   CONSEQUENCES OF TERMINATION.

            14.7.1 UPON TERMINATION BY LICENSOR UNDER SECTION 14.2 OR 14.5 OR TERMINATION BY LICENSEE UNDER SECTION 9.5.4(c), 14.3 OR 14.4. Upon termination by Licensor under Section 14.2 or 14.5 or termination by Licensee under
Section 9.5.4(c), 14.3 or 14.4, the following shall apply:

                   (a) LICENSES GRANTED TO LICENSEE. The licenses granted by Licensor to Licensee in ARTICLE 2 shall terminate in their entirety and if Licensor assigned to Licensee pursuant to this Agreement any NDA for a Licensed Product in the Field in the Territory, then, reasonably promptly and in coordination with Licensor, Licensee shall, without any further consideration, assign to Licensor such NDA.

                   (b) LICENSES GRANTED TO LICENSOR. Upon the effective date of termination, (i) the licenses granted by Licensee to Licensor pursuant to
ARTICLE 2 shall become non-exclusive, perpetual, irrevocable, fully paid-up, royalty-free licenses and (ii) Licensor shall have a perpetual, irrevocable, fully paid-up, royalty-free license, with the right to sublicense, under the Licensee Patent Rights, Licensee Know-How, Joint Patents (to the extent Controlled by Licensee) and Joint Know-How (to the extent Controlled by Licensee) to Exploit the Licensed Products in the Field in the Territory.

                   (c) TRANSFER OF REGULATORY DOCUMENTATION. Licensee shall, and shall cause its Sublicensees and its and their respective Affiliates to, cooperate with Licensor or its designee (at Licensee's own expense) to effect the assignment set forth in Section 14.7.1(a), if applicable, and shall provide to Licensor or its designee any copies of relevant documents Controlled by Licensee, its Sublicensees and its and their respective Affiliates and rights of reference or access necessary to allow Licensor or its designee to exercise its rights under this ARTICLE 14.

                   (d) THIRD PARTY AGREEMENTS, CLINICAL STUDIES, PHASE IIIB CLINICAL STUDIES, PHASE IV CLINICAL STUDIES AND POST-APPROVAL COMMITMENTS. To the extent requested by Licensor in writing and permitted under the applicable agreement, Licensee shall, and does hereby automatically, and shall cause its Sublicensees and its and their respective Affiliates to, transfer and assign to Licensor or its designee, and Licensor or its designee hereby accepts, all right, title and interest in and to any agreements with any Third Parties to the extent such agreements relate to the Licensed Products in the Field in the Territory (including agreements with contract research organizations, clinical sites and investigators). In addition, with respect to any Clinical Studies, Phase IIIB Clinical Studies, Phase IV Clinical Studies and Post-Approval Commitments for the Licensed Products being conducted by or on behalf of Licensee or any of its Affiliates or Sublicensees as of the effective date of termination, at Licensor's option, Licensee shall, and shall cause such Affiliates and Sublicensees to, either (i) end each of such Clinical Studies, Phase IIIB Clinical Studies, Phase IV Clinical Studies and Post-Approval Commitment with respect to enrolled subjects in an orderly and prompt manner in accordance with Applicable Law and consistent with ethical norms, including by providing any required follow up treatment with previously enrolled subjects, or (ii) transfer control to Licensor or its designee of each of such Clinical Studies, Phase IIIB Clinical Studies, Phase IV Clinical Studies and Post-Approval Commitments and cooperate with Licensor or its designee to ensure a smooth and orderly transition thereof that will not involve any disruption of each of such Clinical Studies, Phase IIIB Clinical Studies, Phase IV Clinical Studies and Post-Approval Commitments.

                   (e) ASSIGNMENT OF TRADEMARKS. To the extent requested by Licensor in writing, Licensee shall, without any further consideration, assign to Licensor any product Trademarks Controlled by Licensee (other than the Licensed Trademarks), if used exclusively in the Commercialization of Licensed Products at the time of such termination.

                   (f)   CEASING EXPLOITATION OF LICENSED PRODUCTS. Subject to
Section 14.7.1(h), Licensee shall, and shall cause its Affiliates and Sublicensees to, promptly cease all Exploitation of the Licensed Products in the Field in the Territory and, within thirty (30) days of the effective date of such termination and, at Licensor's election, either destroy or transfer to Licensor or its designee, at Licensee's expense, any and all unsold quantities of Licensed Products.

                   (g) TRANSFER OF MATERIALS. Without limiting Licensor's rights under other provisions of this ARTICLE 14 and except as provided in
Section 14.7.1(h), Licensee shall, and shall cause its Sublicensees and its and their respective Affiliates to, cooperate with Licensor or its designee in transferring to Licensor or a designee, as Licensor or its designee may direct, within sixty (60) days of the termination hereof, all data, files and other materials in the Control of Licensee, any Sublicensee or its or their respective Affiliates relating to the NDA for the Licensed Products (to the extent Controlled by Licensee, any Sublicensee or its or their respective Affiliates as of the date of termination) and all Confidential Information of Licensor in the Territory, except that Licensee may retain one (1) copy of such data, files or materials, to the extent that Licensee requires such data, files and materials for the purpose of performing any obligations under this Agreement that may survive such termination. Upon termination by Licensor under Section 9.5.4(c),
14.2 or 14.5 or termination by Licensee under Section 14.3 or 14.4, the foregoing Regulatory Documentation with respect to the Territory, shall be deemed to be the Confidential Information of Licensor (subject to Section 11.2).

                   (h) SALE OF INVENTORY. Provided that Licensee is not in material breach of any obligation under this Agreement at the time of such termination, Licensee (and its Affiliates and Sublicensees) shall have the right for six (6) months after the effective date of such termination to dispose of all Licensed Products then in its (or their) inventory, as though this Agreement had not terminated. For the avoidance of doubt, Licensee shall continue to make payments with respect to such Licensed Products as provided in ARTICLE 8 (subject to Section 8.2.3 and any other applicable terms of this Agreement).

                   (i) ASSIGNMENTS. In connection with any and all assignments contemplated by this Section 14.7.1, Licensee shall, and shall cause its Sublicensees and its and their respective Affiliates to, execute and deliver, such instruments and take such actions as may be necessary or desirable to effect such assignment.

                   (j) ASSISTANCE. Without limiting Licensor's rights under other provisions of this Section 14.7.1, Licensee shall, and shall cause its Sublicensees and its and their respective Affiliates to, at the request Licensor or its designee, provide Licensor or its designee, at Licensee's expense, with such assistance as is reasonably necessary to effectuate a smooth and orderly transition of any such Development, Manufacture and Commercialization activities to Licensor or its designee so as to minimize any disruption of such activities.

            14.7.2 UPON TERMINATION BY LICENSEE FOR LICENSOR BREACH OR INSOLVENCY. Upon termination by Licensee under Section 14.2 or 14.5, (a) the licenses granted by Licensor to Licensee in Section 2.1 shall continue in full force and effect (provided that the royalty rate in Section 8.2 shall be reduced by fifty percent (50%)), and (b) the license by Licensee to Licensor in
Section 2.2 shall terminate in its entirety.

            14.7.3 INTELLECTUAL PROPERTY LITIGATION. Following expiration or termination of this Agreement for any reason, the provisions of this
Section 14.7.3 shall apply: Licensee shall control (a) subject to any rights of Tulane under the Tulane License, any litigation relating to enforcement of the Licensed Patents and the Joint Patents, including ANDA-related litigation, which litigation commenced prior to expiration or termination of the Agreement and (b) any litigation brought by a Third Party alleging that the Licensed Products in the Field in the Territory infringe such Third Party's intellectual property rights, which litigation arises due to activities occurring prior to expiration or termination. For all such actions, Licensee shall bear all court costs and attorneys' fees that accrue after expiration or termination of this Agreement except that Licensor shall have the right to join and participate in any such litigation at its own expense. Each Party's cooperation and assistance obligations under Sections 9.3, 9.4 and 9.5 shall survive with respect to any such actions. Any recoveries resulting from all such actions shall be shared as provided in ARTICLE 9. Any damage awards resulting for all such actions shall be borne as provided in ARTICLE 9, provided that, in the case of termination due to breach of Licensee, Licensee shall bear one hundred percent (100%) of damage awards to the extent that such damages are directly attributable to such breach by Licensee. In any such action, Licensee shall not admit or agree that any claims of the Licensed Patents or Joint Patents (in the case of the Joint Patents, solely to the extent relating directly to Licensed Products) are invalid or otherwise unenforceable without the written consent of Licensor, not to be unreasonably withheld.

            14.7.4 REMEDIES. Except as otherwise expressly provided herein, termination of this Agreement in accordance with the provisions hereof shall not limit remedies which may otherwise be available in law or equity.

     14.8   ACCRUED RIGHTS; SURVIVING OBLIGATIONS.

            14.8.1 ACCRUED RIGHTS. Termination or expiration of this Agreement for any reason shall be without prejudice to any rights that shall have accrued to the benefit of a Party prior to such termination or expiration, including Licensor's right to receive any payment payable by Licensee that accrues prior to such termination or expiration. Such termination or expiration shall not relieve a Party from obligations that are expressly indicated to survive the termination or expiration of this Agreement pursuant to this Section 14.8.

            14.8.2 SURVIVAL.

                   (a) UPON EXPIRATION. Without limiting the foregoing, Sections 2.1 (Grants to Licensee) (subject to Section 8.2.3), 2.2 (Grants to Licensor), 2.4 (Distributors), 2.5 (Sublicenses), 2.6 (Use of Corporate Names),
2.7 (No Implied Rights; Reservation of Rights), 5.6 (Records), 7.1.2(b) (Assumption of Manufacturing Responsibility by Licensee), 7.2 (Secondary Packaging and Labeling), 7.3 (Manufacturing Technology Transfer), 8.2.3 (Royalty
Term), 8.2.6 (Royalty Statements) (with respect to the last Calendar Quarter of the Term), 8.7 (Mode of Payment), 8.8 (Currency), 8.9 (Taxes), 8.10 (Interest on Late Payments), 8.11 (Financial Records), 8.12 (Audit), 8.13 (Reconciliation),
8.14 (Confidentiality), 12.4 (Disclaimer of Warranty), 14.6 (Rights in Bankruptcy), 14.7 (Consequences of Termination), and this Section 14.8 (Accrued Rights; Surviving Obligations) and ARTICLE 1 (Definitions) (to the extent the definitions set forth therein are used in provisions surviving under this
Section 14.8.2), ARTICLE 10 (Adverse Event Reporting; Recall), ARTICLE 11 (Confidentiality and Non-Disclosure), ARTICLE 13 (Indemnity) and ARTICLE 15 (Miscellaneous) (other than Section 15.3.2) of this Agreement shall survive the expiration of this Agreement. Following any such expiration, any matter assigned to the JCC for decision under any of the foregoing surviving provisions shall be decided by Licensee.

                   (b) UPON TERMINATION BY LICENSOR UNDER SECTION 14.2 OR 14.5 OR TERMINATION BY LICENSEE UNDER SECTION 9.5.4(c), 14.3 OR 14.4. Without limiting the foregoing, Sections 2.2 (Grants to Licensor), 2.7 (No Implied Rights; Reservation of Rights), 5.6 (Records), 8.2.6 (Royalty Statements) (with respect to the last Calendar Quarter of the Term), 8.7 (Mode of Payment), 8.8 (Currency), 8.9 (Taxes), 8.10 (Interest on Late Payments), 8.11 (Financial Records), 8.12 (Audit), 8.13 (Reconciliation), 8.14 (Confidentiality), 12.4 (Disclaimer of Warranty), 14.6 (Rights in Bankruptcy), 14.7 (Consequences of Termination) and this Section 14.8 (Accrued Rights; Surviving Obligations) and
ARTICLE 1 (Definitions) (to the extent the definitions set forth therein are used in provisions surviving under this Section 14.8.2), ARTICLE 10 (Adverse Event Reporting; Recall) (provided that Licensee's obligations under such Article shall be limited to Licensed Product sold or distributed by or on behalf of Licensee), ARTICLE 11 (Confidentiality and Non-Disclosure) (other than Sections 11.1 and 11.7), ARTICLE 13 (Indemnity) and ARTICLE 15 (Miscellaneous) (other than Section 15.3.2) of this Agreement shall survive the termination of this Agreement by Licensor pursuant to Section 14.2 or 14.5 or by Licensee pursuant to Section 9.5.4(c), 14.3 or 14.4.

                   (c)   UPON TERMINATION BY LICENSEE UNDER SECTION 14.2 OR
14.5. Without limiting the foregoing, Sections 2.1 (Grants to Licensee), 2.4 (Distributors), 2.5 (Sublicenses), 2.6 (Use of Corporate Names), 2.7 (No Implied Rights; Reservation of Rights), 5.6 (Records), 6.7 (Records and Reporting), 7.1.2(b) (Assumption of Manufacturing Responsibility by Licensee), 7.2 (Secondary Packaging and Labeling), 7.3 (Manufacturing

Technology Transfer), 8.2 (Royalties), 8.3 (Combination Products), 8.6 (Recovery of Amounts Paid to Tulane), 8.7 (Mode of Payment), 8.8 (Currency), 8.9 (Taxes),
8.10 (Interest on Late Payments), 8.11 (Financial Records), 8.12 (Audit), 8.13 (Reconciliation), 8.14 (Confidentiality), 12.4 (Disclaimer of Warranty), 14.6 (Rights in Bankruptcy), 14.7 (Consequences of Termination) and this Section 14.8 (Accrued Rights; Surviving Obligations), ARTICLE 1 (Definitions) (to the extent the definitions set forth therein are used in provisions surviving under this
Section 14.8.2), ARTICLE 10 (Adverse Event Reporting; Recall), ARTICLE 11 (Confidentiality and Non-Disclosure), ARTICLE 13 (Indemnity) and ARTICLE 15 (Miscellaneous) (other than Section 15.3.2) of this Agreement shall survive the termination of this Agreement by Licensee pursuant to Section 14.2 or 14.5. Following any such termination, any matter assigned to the JCC for decision under any of the foregoing surviving provisions shall be decided by Licensee.

                                   ARTICLE 15
                                  MISCELLANEOUS

     15.1 FORCE MAJEURE. Neither Party shall be held liable or responsible to the other Party or be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement (other than an obligation to make payments) when such failure or delay is caused by or results from events beyond the reasonable control of the non-performing Party, including fires, floods, earthquakes, embargoes, shortages, epidemics, quarantines, war, acts of war (whether war be declared or not), terrorist acts, insurrections, riots, civil commotion, strikes, lockouts or other labor disturbances (whether involving the workforce of the non-performing Party or of any other Person), acts of God or acts, omissions or delays in acting by any governmental authority. The non-performing Party shall notify the other Party of such force majeure within thirty (30) days after such occurrence by giving written notice to the other Party stating the nature of the event, its anticipated duration, and any action being taken to avoid or minimize its effect. The suspension of performance shall be of no greater scope and no longer duration than is necessary and the non-performing Party shall use Commercially Reasonable Efforts to remedy its inability to perform.

     15.2 EXPORT CONTROL. This Agreement is made subject to any restrictions concerning the export of products or technical information from the United States or other countries that may be imposed on related to the Parties from time to time. Each Party agrees that it will not export, directly or indirectly, any technical information acquired from the other Party under this Agreement or any products using such technical information to a location or in a manner that at the time of export requires an export license or other governmental approval, without first obtaining the written consent to do so from the appropriate agency or other governmental entity in accordance with Applicable Law.

     15.3   ASSIGNMENT.

            15.3.1 IN GENERAL. Without the prior written consent of the other Party hereto, neither Party shall sell, transfer, assign, delegate, pledge or otherwise dispose of, whether voluntarily, involuntarily, by operation of law or otherwise, this Agreement or any of its rights or duties hereunder; PROVIDED, HOWEVER, that (a) Licensor may, without such consent, assign this Agreement and its rights and obligations hereunder to an Affiliate or to its successor entity or acquirer in the event of a Change of Control of Licensor, or, in the event that Licensee does not purchase the Licensed Patents and Licensed Know-How pursuant to Section 15.3.2, to the purchaser of substantially all of its assets related to the Licensed Products and (b) Licensee may, without such consent, assign this Agreement and its rights and obligations hereunder to an Affiliate, to the purchaser of substantially all of its assets related to the Licensed Products or to its successor entity or acquirer in the event of a merger, consolidation or change in control of Licensee; provided, further, that in either case ((a) or (b)), with respect to any assignment hereunder, such assigning Party shall remain responsible for the performance by such assignee of the rights and obligations hereunder. Any attempted assignment or delegation in violation of the preceding sentence shall be void and of no effect. All validly assigned and delegated rights and obligations of the Parties hereunder shall be binding upon and inure to the benefit of and be enforceable by and against the successors and permitted assigns of Licensor or Licensee, as the case may be. In the event either Party seeks and obtains the other Party's consent to assign or delegate its rights or obligations to another Party, the assignee or transferee shall assume all obligations of its assignor or transferor under this Agreement.

            15.3.2 FIRST RIGHT TO PURCHASE LICENSED PATENTS AND LICENSED KNOW-HOW. In the event that Licensor desires to sell the Licensed Patents or Licensed Know-How to a Third Party other than a successor entity or acquirer of Licensor in the event of a Change of Control of Licensor, then Licensor shall notify Licensee in writing and Licensee shall have thirty (30) days from receipt of such notice in which to respond and, if applicable, begin negotiations to purchase such assets. If (a) Licensee does not respond to Licensor's notice within the thirty (30)-day period or (b) the Parties are unable to execute a definitive agreement within three (3) months after opening such negotiations, then Licensor shall be free to offer such Licensed Patents or Licensed Know-How to such Third Party; PROVIDED, HOWEVER, that if the Parties attempted to negotiate a definitive agreement, then for a period of ninety (90) days following the termination of such negotiations, Licensor shall not sell the Licensed Patents or Licensed Know-How to any Third Party on terms which, taken as a whole, are more favorable to the Third Party than those offered by Licensee in writing.

            15.3.3 LICENSOR DESIGNEES. Notwithstanding anything to the contrary in this Section 15.3, Licensee hereby consents to the delegation by Licensor of the activities set forth in SCHEDULE 15.3.3 to the applicable Third Parties named in SCHEDULE 15.3.3.

            15.3.4 LICENSEE DESIGNEES. Notwithstanding anything to the contrary in this Section 15.3 and except with respect to the engagement of CSOs, which are addressed in Section 6.9, Licensee shall have the right to subcontract its obligations hereunder to any of its Affiliates or any Third Party provided that Licensee shall remain liable for any such subcontractor's performance of such obligations.

     15.4 SEVERABILITY. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of either Party under this Agreement will not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof,
(c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and reasonably acceptable to the Parties. To the fullest extent permitted by applicable law, each Party hereby waives any provision of law that would render any provision hereof illegal, invalid or unenforceable in any respect.

     15.5   GOVERNING LAW, JURISDICTION, VENUE AND SERVICE.

            15.5.1 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction. The Parties agree to exclude the application to this Agreement of the United Nations Convention on Contracts for the International Sale of Goods.

            15.5.2 JURISDICTION. Subject to Sections 15.6 and 15.10, the Parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the courts of the State of New York and the United States District Court for the Southern District of New York for any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement, and agree not to commence any action, suit or proceeding (other than appeals therefrom) related thereto except in such courts.

            15.5.3 VENUE. The Parties further hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement in the courts of the State of New York or in the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

     15.6   DISPUTE RESOLUTION.

            15.6.1 GENERAL. If a dispute, other than a dispute that is subject to ARTICLE 3, arises between the Parties in connection with or relating to this Agreement or any document or instrument delivered in connection herewith (a "DISPUTE"), then either Party shall have the right to refer such dispute to the Executives who shall confer for attempted on the resolution of the Dispute by good faith negotiations during a period of ten (10) Business Days. Any final decision mutually agreed to by such representatives shall be conclusive and binding on the Parties. Except for matters for which this Agreement assigns decision-making to the Parties or requires the consent of one or both of the Parties, if such Executives are not able to agree on the resolution of an issue within thirty (30) Business Days after such issue was first referred to them, either Party may, by written notice to the other Party, initiate litigation for resolution of such Dispute, provided that such matter is a Legal Matter.

            15.6.2 INTELLECTUAL PROPERTY DISPUTES. For clarity, in the event that a Dispute arises with respect the validity, scope, enforceability, inventorship or ownership of any Patent, Trademark or other intellectual property rights, and such Dispute cannot be resolved in accordance with
Section 15.6.1, unless otherwise agreed by the Parties in writing, either Party may initiate litigation pursuant to Section 15.5.

            15.6.3 INTERIM RELIEF. Notwithstanding anything herein to the contrary, nothing in this Section 15.6 shall preclude either Party from seeking interim or provisional relief, including a temporary restraining order, preliminary injunction or other interim equitable relief concerning a dispute, if necessary to protect the interests of such Party. This Section 15.6 shall be specifically enforceable.

     15.7   NOTICES.

            15.7.1 NOTICE REQUIREMENTS. Any notice, request, demand, waiver, consent, approval or other communication permitted or required under this Agreement shall be in writing, shall refer specifically to this Agreement and shall be deemed given only if delivered by hand or sent by facsimile transmission (with transmission confirmed) or by internationally recognized overnight delivery service that maintains records of delivery, addressed to the Parties at their respective addresses specified in Section 15.7.2 or to such other address as the Party to whom notice is to be given may have provided to the other Party in accordance with this Section 15.7. Such Notice shall be deemed to have been given as of the date delivered by hand or transmitted by facsimile (with transmission confirmed) or on the second Business Day (at the place of delivery) after deposit with an internationally recognized overnight delivery service. Any notice delivered by facsimile shall be confirmed by a hard copy delivered as soon as practicable thereafter. This Section 15.7 is not intended to govern the day-to-day business communications necessary between the Parties in performing their obligations under the terms of this Agreement.

            15.7.2 Address for Notice.

                   If to Licensee, to:

                   sanofi-aventis U.S.
                   55 Corporate Drive
                   55A-515A
                   Bridgewater, NJ 08807
                   Attention:  General Counsel
                   Facsimile:  (908) 927-8610

                   with a copy to (which shall not constitute notice):

                   Covington & Burling LLP
                   One Front Street
                   San Francisco, CA  94111
                   Attention:  Amy Toro
                   Facsimile:  (415) 955-6586

                   If to Licensor, to:

                   Aeterna Zentaris GmbH
                   Weismullerstrasse 50, 60314

                   Frankfurt, Germany
                   Attention:  Dr. Juergen Engel
                   Facsimile:  49-(0)-69-42602-3444

                   with a copy to (which shall not constitute notice):

                   Aeterna Zentaris, Inc.
                   20 Independence Boulevard, 4th Floor
                   Warren, NJ 07059-2731
                   Attention: 908-626-5511
                   Facsimile: 908-626-5426

                   with another copy to (which shall not constitute notice):

                   Ropes & Gray LLP
                   One International Place
                   Boston, MA 02110
                   Attention:  Patrick O'Brien
                   Facsimile:  617-951-7050

     15.8 ENTIRE AGREEMENT. This Agreement, together with the Schedules and Exhibits attached hereto, along with the Trademark License Agreement, sets forth and constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof and all prior agreements, understandings, promises and representations, whether written or oral, with respect thereto are superseded hereby. Each Party confirms that it is not relying on any representations or warranties of the other Party except as specifically set forth herein. No amendment, modification, release or discharge shall be binding upon the Parties unless in writing and duly executed by authorized representatives of both Parties.

     15.9 ENGLISH LANGUAGE. This Agreement shall be written and executed in, and all other communications under or in connection with this Agreement shall be in, the English language. Any translation into any other language shall not be an official version thereof, and in the event of any conflict in interpretation between the English version and such translation, the English version shall control.

     15.10 EQUITABLE RELIEF. The Parties acknowledge and agree that the restrictions set forth in Section 2.8 and ARTICLE 9 and ARTICLE 11 are reasonable and necessary to protect the legitimate interests of the other Party and that such other Party would not have entered into this Agreement in the absence of such restrictions, and that any breach or threatened breach of any provision of Section 2.8 and ARTICLE 9 and ARTICLE 11 may result in irreparable injury to such other Party for which there will be no adequate remedy at law. In the event of a breach or threatened breach of any provision of Section 2.8 and
ARTICLE 9 and ARTICLE 11, the non-breaching Party shall be authorized and entitled to obtain from any court of competent jurisdiction injunctive relief, whether preliminary or permanent, specific performance and an equitable accounting of all earnings, profits and other benefits arising from such breach, which rights shall be cumulative and in addition to any other rights or remedies to which such non-breaching Party may be entitled in law or equity. Both Parties agree to waive any requirement that the other (a) post a bond or other security as a condition for obtaining any such relief and (b) show irreparable harm, balancing of harms, consideration of the public interest or inadequacy of monetary damages as a remedy.

     15.11 WAIVER AND NON-EXCLUSION OF REMEDIES. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. The waiver by either Party hereto of any right hereunder or of the failure to perform or of a breach by the other Party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other Party whether of a similar nature or otherwise.

     15.12 NO BENEFIT TO THIRD PARTIES. The representations, warranties, covenants and agreements set forth in this Agreement are for the sole benefit of the Parties hereto and their successors and permitted assigns, and they shall not be construed as conferring any rights on any other Persons.

     15.13 FURTHER ASSURANCE. Each Party shall duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, including the filing of such assignments, agreements, documents and instruments, as may be necessary or as the other Party may reasonably request in connection with this Agreement or to carry out more effectively the provisions and purposes hereof, or to better assure and confirm unto such other Party its rights and remedies under this Agreement.

     15.14 RELATIONSHIP OF THE PARTIES. It is expressly agreed that Licensor, on the one hand, and Licensee, on the other hand, shall be independent contractors and that the relationship between the two Parties shall not constitute a partnership, joint venture or agency. Neither Licensor, on the one hand, nor Licensee, on the other hand, shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other, without the prior written consent of the other Party to do so, such consent not to be unreasonably withheld or delayed. All persons employed by a Party shall be employees of such Party and not of the other Party and all costs and obligations incurred by reason of any such employment shall be for the account and expense of such Party.

     15.15 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signatures and such signatures shall be deemed to bind the parties hereto as if they were original signatures.

     15.16 REFERENCES. Unless otherwise specified, (a) references in this Agreement to any Article, Section, Schedule or Exhibit shall mean references to such Article, Section, Schedule or Exhibit of this Agreement, (b) references in any section to any clause are references to such clause of such section and (c) references to any agreement, instrument or other document in this Agreement refer to such agreement, instrument or other document as originally executed or, if subsequently varied, replaced or supplemented from time to time, as so varied, replaced or supplemented and in effect at the relevant time of reference thereto.

     15.17 CONSTRUCTION. Except where the context otherwise requires, wherever used, the singular shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders and the word "or" is used in the inclusive sense (and/or). The captions of this Agreement are for convenience of reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement. The term "including" as used herein shall mean including, without limiting the generality of any description preceding such term. The language of this Agreement shall be deemed to be the language mutually chosen by the Parties and no rule of strict construction shall be applied against either Party hereto.

                            [SIGNATURE PAGE FOLLOWS.]

THIS AGREEMENT IS EXECUTED by the authorized representatives of the Parties as of the date first written above.


AETERNA ZENTARIS GMBH                SANOFI-AVENTIS U.S. LLC

By:    /s/ Juergen Engel             By:    /s/ Hugh M. O'Neill

Name:  Juergen Engel                 Name:  Hugh M. O'Neill

Title: Managing Director             Title: Vice President, Market Access and
                                            Business Development


By:    /s/ Matthias Seeber           By:    /s/ Laurent Gilhodes

Name:  Matthias Seeber               Name:  Laurent Gilhodes

Title: Managing Director             Title: Vice President & Chief Financial
                                            Officer

                                  SCHEDULE 1.5

                               CETRORELIX PAMOATE

                                   (attached)

SCHEDULE 1.5

CETRORELIX PAMOATE

Description of Compound

INN: Cetrorelix

                                   [REDACTED]
      [Exclusion of confidential information relating to Licensed Product]

                                  SCHEDULE 1.77

                                LICENSED KNOW-HOW

                                   (attached)

                         SCHEDULE 1.77 LICENSED KNOW HOW

                                   [REDACTED]
       [Exclusion of proprietary information related to Licensed Know-How]

Table of Contents: Quality Documentation......................................2

Table of Contents: Non Clinical Documentation................................14

Table of Contents: Clinical Documentation....................................29

Table of Contents: Pharmacovigilance Documentation...........................33

Table of Contents: Regulatory Documentation..................................34

Table of Contents: Quality Assurance Documentation...........................35

Table of Contents: Other Documents...........................................36

                                  SCHEDULE 1.78

                                LICENSED PATENTS

TITLE:                "LHRH ANTAGONISTS"
OWNER:                ADMINISTRATORS OF THE TULANE EDUCATIONAL FUND
INTERNAL NO.:         87 229 PH

INTERNAL_NO     COUNTRY  APPLICATION_NO  APPLICATION_DATE  PATENT_NO  GRANTED_DATE  EXPIRY_DATE
-----------------------------------------------------------------------------------------------
US 87 229 PH    USA      07/074,126      7/17/1987         4,800,191  1/24/1989     7/17/2007
US 87 229 PH/1  USA      07/197,153      5/23/1988         5,198,533  3/30/1993     10/24/2010

[REDACTED] [Exclusion of proprietary information related to Licensed Patents]

                                 SCHEDULE 1.125

                               CETRORELIX ACETATE

INN: Cetrorelix

                                   [REDACTED]
      [Exclusion of confidential information relating to Licensed Product]

                                 SCHEDULE 1.128

                             TARGET PRODUCT PROFILE

                                   (attached)

Schedule 1.128

                             TARGET PRODUCT PROFILE

INDICATIONS AND USAGE

     - Cetrorelix pamoate is indicated for the treatment of symptoms and signs of benign prostatic hyperplasia

DOSAGE AND ADMINISTRATION
[REDACTED] [Exclusion of confidential information relating to proposed labeling of Initial Licensed Product]

CONTRAINDICATIONS
[REDACTED] [Exclusion of confidential information relating to proposed labeling of Initial Licensed Product]

WARNINGS AND PRECAUTIONS & ADVERSE REACTIONS
[REDACTED] [Exclusion of confidential information relating to proposed labeling of Initial Licensed Product]

DRUG INTERACTIONS
[REDACTED] [Exclusion of confidential information relating to proposed labeling of Initial Licensed Product]

                                SCHEDULE 3.4.1(a)

                   INITIAL JOINT DEVELOPMENT COMMITTEE MEMBERS

LICENSOR MEMBERS:

     -    [REDACTED], Senior Vice President/Chief Medical Officer
     -    [REDACTED], Vice President Alliance Management & IP
     -    [REDACTED], Senior Vice President Regulatory Affairs and Quality
     -    [REDACTED], Managing Director, Vice President Pharmaceutical
          Development

LICENSEE MEMBERS:

     -    [REDACTED], Alliance Manager
     -    [REDACTED], Vice Predident U.S. Regulatory Development
     -    [REDACTED], Medical Affairs
     -    [REDACTED], Injectable Marketing

                                SCHEDULE 3.4.1(b)

                   INITIAL JOINT COMMERCIAL COMMITTEE MEMBERS

LICENSOR MEMBERS:

     -    [REDACTED], Senior Vice President/Chief Medical Officer
     -    [REDACTED], Managing Director, Vice President Pharmaceutical
          Development
     -    [REDACTED], Head Global Marketing & Business Development

LICENSEE MEMBERS:

     -    [REDACTED] UID head
     -    [REDACTED], Alliance Manager
     -    [REDACTED], Medical Affairs
     -    [REDACTED], Injectable Marketing

                                  SCHEDULE 4.1

                            INITIAL DEVELOPMENT PLAN

                                   (attached)

                      SCHEDULE 4.1 INITIAL DEVELOPMENT PLAN

                  INITIAL DEVELOPMENT PLAN - CETRORELIX SP BPH

                                   [REDACTED]
    [Exclusion of confidential information relating to development of Initial
                               Licensed Product]

                                  SCHEDULE 4.4

                DEVELOPMENT BUDGET FOR OPEN LABEL EXTENSION STUDY

COST ESTIMATION OF THE CLINICAL EXTENSION PHASE OF CETRORELIX BPH STUDY 033 AND
                        MANUFACTURE OF CLINICAL SUPPLIES

                                   [Redacted]
      [Exclusion of confidential information relating to Development Costs]

                                  SCHEDULE 6.3

        INITIAL COMMERCIALIZATION PLAN AND FORM OF COMMERCIALIZATION PLAN

                                   [REDACTED]
               [Exclusion of confidential competitive information]

                                  SCHEDULE 6.7

                        FORM OF COMMERCIALIZATION REPORT

                                   [REDACTED]
               [Exclusion of confidential competitive information]

                                 SCHEDULE 7.1.2

                        COMMERCIAL SUPPLY AGREEMENT TERMS

Parties                       Supplier - Aeterna Zentaris GmbH
                              Purchaser - sanofi-aventis U.S. LLC or its affiliate

Product                       form or dosage of pharmaceutical composition or preparation that contains the API for use in the
                              Field

API                           Cetrorelix pamoate

Starting Material             Cetrorelix acetate

Manufacturer                  [REDACTED]

Alternate manufacturer        [REDACTED] [Exclusion of confidential information relating to establishment of an alternate manufacturer]

Form; Units                   The Product will be delivered in bulk units. [REDACTED] [Exclusion of proprietary information relating to packaging]. The details of the design and the packaging of the bulk unit will be agreed in the Supply Agreement. However, for the avoidance of doubt, the bulk unit will not contain more components than listed above.

Secondary Packaging           Purchaser shall perform secondary packaging at a site to be determined; Purchaser shall have responsibility to release Product following secondary packaging.

Territory                     US

Option                        Purchaser shall have the right, at its option, to manufacture Product (a) for quantities above
                              [REDACTED] during the Term of the Supply Agreement and (b) for all quantities, following the termination or expiration of the Supply Agreement.

                              Purchaser shall have the right, at its option, to manufacture Starting Material. In case Purchaser elects to manufacture Starting Material, Supplier shall have the option to obtain Starting Material from Purchaser.

                              Upon decision to manufacture the Product itself, Purchaser shall have the right, at its option, exercisable at any time, to obtain Starting Material for the manufacture of the Product directly from the current Starting Material supplier or another Starting Material supplier. If Purchaser obtains Starting Material from the current Starting Material supplier at a time when Supplier is also purchasing Starting Material from the current Starting Material supplier, it will coordinate such purchases with Supplier.

Supplier's Obligations

a.                            Exclusive supply of quantities of Product as Purchaser may order from time to time up to [REDACTED]
                              vials per year

b.                            Product shall be manufactured in accordance with the specifications set forth in the NDA, cGMP and applicable law; Product must be manufactured at a cGMP approved facility

c.                            Product shall be released by [REDACTED] in accordance with specifications set forth in the NDA, cGMP and applicable law and provide certificate of analysis to Purchaser for each batch supplied

d.                            At the time of delivery to Purchaser, the remaining shelf life of the Product shall be at least the greater of three years from the date components are compounded with the API or 75-80% of the total shelf life, to be specified in the Supply Agreement.

e.                            Product shall be CPT (Incoterms 2000) airport in the U.S specified by Purchaser, providedSupplier shall clear the goods for export, pay the carriage cost of the Product to such airport in the U.S.
                              specified by Purchaser and title and risk of losses shall pass at such airport in the U.S. specified by Purchaser. If Purchaser elects delivery in a country outside the U.S, the Supply Agreement shall include appropriate provisions to reflect cost/risk sharing analogous to the foregoing.

f.                            Supplier shall provide all raw materials, API, components and other materials (including Starting
                              Material) and shall ensure sufficient quantities of same throughout the Term.

                              In the event Purchaser exercises its option to manufacture Product, Supplier agrees to supply
                              Purchaser with Purchaser's requirements of Starting Material, for such period of time as Purchaser may elect, on a pass-through basis, additional delivery costs to be paid by Purchaser, and otherwise on terms analogous to those set forth in the Supply Agreement, which shall be set forth in a separate written agreement.

g.                            Supplier shall maintain a safety stock of Product equal to [REDACTED] [Exclusion of confidential information relating to quantity of safety stock] supply based on the then applicable forecast.

Purchaser's Obligations       In the event that Purchaser has not purchased at least [REDACTED] vials of Product during the Term of the Supply Agreement, upon expiration of the Term, Purchaser shall pay Supplier the equivalent of
                              Manufacturer's per unit tolling cost, excluding the cost of API, excipients, packaging and all other raw materials and components, per vial for the shortfall (i.e., such amount multiplied by the difference between [REDACTED] vials and the vials purchased). The outcome in the event of early termination will be addressed in the Supply Agreement.

Annual Capacity               [REDACTED] units in the Field in the Territory; Supplier shall not increase the annual capacity without the prior written consent of Purchaser. Purchaser shall have the right to require Supplier to expand annual capacity due to anticipated demand in excess of [REDACTED] vials per year. Any expansion of capacity shall be subject of negotiations between Purchaser and Supplier. Such negotiations shall take into account demand for Product outside the Territory

Forecasting                   Commencing [REDACTED], Purchaser shall provide Supplier with a monthly [REDACTED] rolling, non-binding forecast. [to be confirmed in Supply Agreement]

Binding Orders                The first [REDACTED] months of each forecast shall be binding at times when the supply of units per year is in excess of [REDACTED] units. For annual quantities of less than [REDACTED] units the first
                              [REDACTED] months shall be binding; Purchaser shall place binding orders for Product with purchase orders.

Minimum Orders                The minimum order is one batch. Each batch shall not exceed [REDACTED] vials.

Term                          Subject to earlier termination, five years commencing from first commercial sale.

Termination                   At all times during the Term for breach and insolvency together with the right to terminate (i) by
                              Purchaser following a failure to supply [REDACTED] of Purchaser's orders for a period of 6 months, or (ii) immediately upon termination of the License Agreement.

Price                         See Annex 1.

Price Adjustment              The Price shall be decreased to account for (i) increases in volume purchased, and (ii) increases in productivity, including cost savings on API and other components, in each case as more fully described on Annex 1.
                              The Price shall not be increased for a period of two years from the effective date of the Supply
                              Agreement, subject to inclusion of an analogous provision in Supplier's agreement with Manufacturer, which provision Supplier shall use commercially reasonable efforts to obtain. Thereafter, the component of the Price representing labor expenses with respect to the manufacture of the Product from
                              Starting Material (and excluding the manufacture of Starting Material) may be increased in accordance with increases in the [REDACTED] index, provided such increases shall not exceed 3% of such component of the Price per annum.

Payment terms                 [45 days] from receipt of invoice, which may be provided on delivery; payments in EURO

Implementation Costs and      See Annex 2. Purchaser agrees to pay 50% of the amounts described on Annex 2, but shall not be
Timelines                     obligated to pay more than 50% of the amount described in the Annex. Supplier shall provide
                              Purchaser with invoices for the expenses described on Annex 2 as such expenses arise, together with supporting documentation. Supplier's and Manufacturer's records relating to such expenses shall be subject to audit by Purchaser. Supply of the syringe shall be determined when the Supply Agreement is negotiated.

Ownership of Equipment        Supplier shall retain ownership of all equipment provided or purchased by Supplier (whether or not reimbursed by Purchaser) for use by Manufacturer in manufacturing Product

Technical Transfer            In the event Purchaser elects to manufacture Product, Supplier shall transfer all know-how and other information and technology related to the manufacture of the Product to Purchaser free of charge.
                              Supplier and Manufacturer shall cooperate and assist fully in such transfer.

Audit Right                   Purchaser shall have the right to visit Supplier's and Manufacturer's sites

                                    - xviii -

                              to audit the financial records of Supplier and the manufacturing and quality records of
                              Manufacturer, in either case, on reasonable notice in advance, during regular business hours.
                              Details for auditing shall be described in the corresponding quality agreement.

Representations, Warranties   Customary
and Covenants

Indemnification               License Agreement shall govern

Quality Agreement             Purchaser, Supplier and Manufacturer shall enter into one or more quality agreement(s) within 30 days after the execution of the Supply Agreement

Governing Law                 NY

Other Terms                   This term sheet does not contain all of the terms that will be contained in the definitive agreement.

Assignment                    Supplier and Purchaser shall be free to assign the Supply Agreement to an affiliate without prior written consent of the other party or in connection with a permitted assignment of the License
                              Agreement.

                                 SCHEDULE 7.1.2

                                     ANNEX 1

                                     PRICING

                                   [REDACTED]
           [Exclusion of confidential information relating to pricing]

                                 SCHEDULE 7.1.2

                                     ANNEX 2

                       IMPLEMENTATION COSTS AND TIMELINES

                                   [REDACTED]
   [Exclusion of confidential information relating to manufacturing costs and timeline for such implementation]

                                  SCHEDULE 7.3

                         MANUFACTURING LICENSED KNOW-HOW

                                   (attached)

SCHEDULE 7.3 MANUFACTURING LICENSED KNOW-HOW

MANUFACTURING TECHNOLOGY AND ANALYTICAL TRANSFER

The following documents apply to the transfer in its latest valid version

     1. Executive Master Batch Record
     2. Protocol for the validation batches
     3. Report for the validation batches
     4. Protocol for the Media Fill Trials
     5. Report for the Media Fill Trials
     6. Development report(s) for the manufacturing process
     7. Validation Reports for the analytical methods including IPC
     8. Analytical testing procedures
     9. Specifications (release, shelf-life) for the Product

                                    - xxiii -

                                 SCHEDULE 8.2.2

                         EXAMPLE OF STEP-DOWN PROVISIONS

                                   [REDACTED]
          [Exclusion of confidential information relating to royalties]

                                  SCHEDULE 8.3

                   EXAMPLE OF COMBINATION PRODUCT CALCULATION

                                   [REDACTED]
  [Exclusion of confidential information relating to calculation of Net Sales]

                                 SCHEDULE 9.2.1

                               SHARED COST PATENTS

                                   [REDACTED]
      [Exclusion of confidential information relating to Licensed Patents]

                                  SCHEDULE 12.3

                   EXCEPTION TO REPRESENTATIONS AND WARRANTIES

Licensor has licensed to a Third Party certain rights under the Licensed Know-How for use in connection with the exploitation of certain products containing the ozarelix compound (but not the cetrorelix compound) pursuant to that certain License and Collaboration Agreement for D-63153, dated August 12, 2004, by and between Licensor and Spectrum Pharmaceuticals, Inc.

                                    - xxvii -

                                 SCHEDULE 15.3.3

                              LICENSOR'S DESIGNEES

                                   (attached)

                                   - xxviii -

                                                                  EXHIBIT 15.3.3

LICENSOR'S DESIGNEES

1.   Clinical Supply

STUDY 033, 036, 041 AND 043

ACTIVITY                                                   NAME OF CRO    ADDRESS
------------------------------------------------------------------------------------
Manufacturer of API                                        [REDACTED]    [REDACTED]

Testing of the API (sterility)                             [REDACTED]    [REDACTED]

Testing of the API (residual solvent) and drug product     [REDACTED]    [REDACTED]
(residual ethanol)

Testing of API (purity amino acid content)                 [REDACTED]    [REDACTED]

Manufacturer of production equipments                      [REDACTED]    [REDACTED]

Manufacturer of Drug Product and testing of drug product   [REDACTED]    [REDACTED]
(sterility)

STUDY 033 NORTH AMERICA AND EUROPE

ACTIVITY                                                   NAME OF CRO    ADDRESS
------------------------------------------------------------------------------------
Labeling, Packaging                                        [REDACTED]    [REDACTED]
(North America - open label phase, Europe blinded and
open label phases)

Distribution                                               [REDACTED]    [REDACTED]
(North America - open label phase)

STUDY 036 EUROPE

ACTIVITY                                                   NAME OF CRO    ADDRESS
------------------------------------------------------------------------------------
Labeling, Packaging and Distribution                       [REDACTED]    [REDACTED]

Distribution (Belarus)                                     [REDACTED]    [REDACTED]

Distribution (France)                                      [REDACTED]    [REDACTED]

Distribution (Macedonia)                                   [REDACTED]    [REDACTED]

STUDY 041 NORTH AMERICA

ACTIVITY                                                   NAME OF CRO    ADDRESS
------------------------------------------------------------------------------------
Labeling, Packaging                                        [REDACTED]    [REDACTED]

Distribution                                               [REDACTED]    [REDACTED]

STUDY 043 NORTH AMERICA

ACTIVITY                                                   NAME OF CRO    ADDRESS
------------------------------------------------------------------------------------
Labeling, Packaging and Distribution                       [REDACTED]    [REDACTED]

2.  Clinical Trial Investigations

STUDY 033 NORTH AMERICA AND EUROPE

ACTIVITY                                                   NAME OF CRO    ADDRESS
------------------------------------------------------------------------------------
Monitoring (North America)                                 [REDACTED]    [REDACTED]

Monitoring (Europe)                                        [REDACTED]    [REDACTED]

Monitoring (Bulgaria)                                      [REDACTED]    [REDACTED]

Data Management and Biostatistics                          [REDACTED]    [REDACTED]
(North America and Europe)

Central Laboratory                                         [REDACTED]    [REDACTED]
(North America)

Central Laboratory                                         [REDACTED]    [REDACTED]
(Europe)

Pharmacokinetic/Analytic                                   [REDACTED]    [REDACTED]
(North America and Europe)

Evaluation of Bone mineral density:                        [REDACTED]    [REDACTED]
Central Readings of DEXA Scans
(North America and Europe)

Clinical Trial Management                                  [REDACTED]    [REDACTED]
(Europe - Germany)

Clinical Trial Management                                  [REDACTED]    [REDACTED]
(Europe - Bulgaria)

STUDY 036 EUROPE

ACTIVITY                                                   NAME OF CRO    ADDRESS
------------------------------------------------------------------------------------
Monitoring - Europe                                        [REDACTED]    [REDACTED]

Monitoring - Bulgaria                                      [REDACTED]    [REDACTED]

Monitoring - Macedonia                                     [REDACTED]    [REDACTED]

Monitoring - Romania                                       [REDACTED]    [REDACTED]

Monitoring - Czech Republic and Belarus                    [REDACTED]    [REDACTED]

Data Management and Biostatistics                          [REDACTED]    [REDACTED]

Central Laboratory                                         [REDACTED]    [REDACTED]

Pharmacokinetic/Analytic                                   [REDACTED]    [REDACTED]

Evaluation of Bone mineral density:                        [REDACTED]    [REDACTED]
Central Readings of DEXA Scans

Clinical Trial Management                                  [REDACTED]    [REDACTED]
(Europe - Bulgaria)

Clinical Trial Management and Monitoring                   [REDACTED]    [REDACTED]
(Europe - The Netherlands)

Regulatory Services                                        [REDACTED]    [REDACTED]
(Europe - Italy)

STUDY 041 NORTH AMERICA

ACTIVITY                                                   NAME OF CRO    ADDRESS
------------------------------------------------------------------------------------
Monitoring, Data Management and Biostatistics              [REDACTED]    [REDACTED]

STUDY 043 NORTH AMERICA

ACTIVITY                                                   NAME OF CRO    ADDRESS
------------------------------------------------------------------------------------
Monitoring                                                 [REDACTED]    [REDACTED]

Data Management and Biostatistics, Quality Assurance,      [REDACTED]    [REDACTED]
Laboratory, PD Analysis

ECG Analysis                                               [REDACTED]    [REDACTED]

Pharmacokinetic/Analytic                                   [REDACTED]    [REDACTED]

                                    - xxxii -

3.  Preclinical Activities

ACTIVITY                                                   NAME OF CRO    ADDRESS
------------------------------------------------------------------------------------
Carcinogenicity Study                                      [REDACTED]    [REDACTED]

Toxicokinetics/Bioanalytics                                [REDACTED]    [REDACTED]

Mechanism of Action/Pharmacology Studies                   [REDACTED]    [REDACTED]

Mechanism of Action/Pharmacology Studies                   [REDACTED]    [REDACTED]

                                   - xxxiii -